        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1996
                                                      REGISTRATION NO. 333-05359

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        AUTOBOND ACCEPTANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                  TEXAS                                        6141                                     75-2487218
     (STATE OR OTHER JURISDICTION OF                    (PRIMARY STANDARD                            (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)          INDUSTRIAL CLASSIFICATION CODE NUMBER)               IDENTIFICATION NO.)

                              301 CONGRESS AVENUE
                              AUSTIN, TEXAS 78701
                                 (512) 435-7000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                           ADRIAN KATZ, VICE CHAIRMAN
                        AUTOBOND ACCEPTANCE CORPORATION
                              301 CONGRESS AVENUE
                              AUSTIN, TEXAS 78701
                                 (512) 435-7000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                      GLENN S. ARDEN, ESQ.                                              PHILLIP M. RENFRO, ESQ.
                        DEWEY BALLANTINE                                              FULBRIGHT & JAWORSKI L.L.P.
                   1301 AVENUE OF THE AMERICAS                                      300 CONVENT STREET, SUITE 2200
                    NEW YORK, NEW YORK 10019                                           SAN ANTONIO, TEXAS 78205
                         (212) 259-8000                                                     (210) 224-5575

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
________________________________________________________________________________

                        AUTOBOND ACCEPTANCE CORPORATION
                             CROSS REFERENCE SHEET
            (PURSUANT TO RULE 404(A) AND ITEM 501 OF REGULATION S-K)

                              ITEM                                          LOCATION IN PROSPECTUS
      -----------------------------------------------------  -----------------------------------------------------
  1.  Forepart of the Registration Statement and Outside
        Front Cover Page of Prospectus.....................  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
        Prospectus.........................................  Inside Front and Outside Back Cover Pages
  3.  Summary Information and Risk Factors.................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price......................  Outside Front Cover Page; Underwriting
  6.  Dilution.............................................  Dilution; Risk Factors
  7.  Selling Security Holders.............................  Principal and Selling Shareholders
  8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting
  9.  Description of Securities To Be Registered...........  Prospectus Summary; Description of Capital Stock
 10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts
 11.  Information with Respect to the Registrant...........  Prospectus Summary; Risk Factors; Capitalization;
                                                               Selected Consolidated Financial and Operating Data;
                                                               Management's Discussion and Analysis of Financial
                                                               Condition and Results of Operations; Business;
                                                               Management; Certain Transactions; Description of
                                                               Capital Stock; Shares Eligible for Future Sale;
                                                               Change in Accountants; Consolidated Financial
                                                               Statements
 12.  Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities.....................  *

------------

*  Not applicable.

PROSPECTUS


                                1,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

     Of the shares of common stock, no par value (the 'Common Stock'), offered hereby, 750,000 shares are being sold by AutoBond Acceptance Corporation (the 'Company'), and 250,000 shares are being sold by certain shareholders (the 'Selling Shareholders'). See 'Principal and Selling Shareholders.' The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.


     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that any active trading market will develop. See 'Underwriting' for information relating to the factors considered in determining the public offering price.



     The Common Stock has been approved for quotation on the Nasdaq Stock Market's National Market System ('Nasdaq') under the symbol 'ABND.'



                            ------------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                       SEE 'RISK FACTORS' ON PAGES 8-15.


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                                                        PROCEEDS TO
                                                PRICE TO         UNDERWRITING        PROCEEDS TO          SELLING
                                                 PUBLIC           DISCOUNT(1)        COMPANY(2)        SHAREHOLDERS
Per Share.................................       $10.00              $0.70              $9.30              $9.30
Total(3)..................................     $10,000,000         $700,000          $6,975,000         $2,325,000


(1) Does not include (a) a non-accountable expense allowance payable to The Boston Group, L.P. (the 'Representative') and (b) the value of five-year warrants granted to the Representative to purchase up to 100,000 shares of Common Stock at 120% of the initial public offering price per share of Common Stock (the 'Representative's Warrants'). For indemnification and contribution arrangements with the Underwriters, see 'Underwriting.'


(2) Before deducting expenses of the offering estimated at $1,400,000 payable by the Company, including a non-accountable expense allowance payable to the Underwriters. See 'Underwriting'.



(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 150,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $11,500,000, $805,000 and $8,370,000, respectively. See 'Underwriting.'



     The shares of Common Stock are offered by the Underwriters, when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares will be made against payment on or about November 14, 1996.


                            ------------------------

                             THE BOSTON GROUP, L.P.


                THE DATE OF THIS PROSPECTUS IS NOVEMBER 8, 1996

                     HEADQUARTERS AND STATES OF OPERATIONS


                                     [MAP]


HEADQUARTERS * AUSTIN, TX

     Pictured above is a line drawn map of the 48 contiguous states of the United States of America, with dark shading of those states where the Company has recently conducted notable finance contract acquisition activity, light shading of those states where the Company is expanding its activity, and a five-pointed star indicating the location of the Company's headquarters in Austin, Texas.





     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless indicated
otherwise, all  information  contained  in  this  Prospectus  (i)  reflects  the
767.8125-for-1 stock split effected by the Company on June 4, 1996 and (ii) assumes no exercise of the Underwriters' over-allotment option or the Representative's Warrants. See 'Description of Capital Stock' and 'Underwriting.'

                                  THE COMPANY
     AutoBond Acceptance Corporation (the 'Company') is a specialty consumer finance company engaged in underwriting, acquiring, servicing and securitizing retail installment contracts ('finance contracts') originated by franchised automobile dealers in connection with the sale of used and, to a lesser extent, new vehicles to selected consumers with limited access to traditional sources of credit ('subprime consumers'). Subprime consumers generally are borrowers unable to qualify for traditional financing due to one or more of the following reasons: negative credit history (which may include late payments, charge-offs, bankruptcies, repossessions or unpaid judgments); insufficient credit, employment or residence histories or high debt-to-income or payment-to-income ratios (which may indicate payment or economic risk).

     The Company acquires finance contracts directly from franchised automobile dealers, makes credit decisions using its own underwriting guidelines and credit personnel and performs the collection function for finance contracts using its own collections department. The Company also acquires finance contracts from third parties other than dealers, for which the Company reunderwrites and collects such finance contracts in accordance with the Company's standard guidelines. The Company securitizes portfolios of these retail automobile installment contracts to efficiently utilize limited capital to allow continued growth and to achieve sufficient finance contract volume to allow profitability. The Company markets a single finance contract acquisition program to automobile dealers which adheres to consistent underwriting guidelines involving the purchase of primarily late-model used vehicles. This enables the Company to securitize those contracts into investment grade securities with similar terms from one issue to another providing consistency to investors. Through June 30, 1996, the finance contracts acquired by the Company had, upon acquisition, an average initial principal balance of $11,941, a weighted average annual percentage rate ('APR') of 19.5%, a weighted average finance contract acquisition discount of 8.6% and a weighted average maturity of 53.0 months.

     The Company was formed to capitalize on senior management's experience in the consumer auto finance industry, including in the securitization of subprime automobile finance contracts. From 1989 to 1994, the Company's chairman structured 20 investment-grade securitizations of subprime consumer automobile finance contract portfolios, aggregating approximately $190 million in principal amount, which were originated, underwritten and serviced by third party intermediaries. The Company has developed the necessary experience and relationships to underwrite, acquire, securitize and service finance contracts by assembling a team of experienced professionals. The Company's senior operating management averages 23 years of experience in the consumer finance industry, including in the operation of automobile dealerships, underwriting and acquiring consumer finance contracts, collections, and investment banking and securitizations. The Company's credit underwriters average 13 years of experience in the auto finance industry, and its sales representatives and collections professionals average ten and seven years of industry experience, respectively. While securitization is a relatively new financing technique, the Company's executives in that area average ten years of securitization experience.
     The Company commenced operations in August 1994 and through June 30, 1996 had acquired 5,714 finance contracts (91.0% with obligors who resided in Texas) with an aggregate initial principal balance of $68.2 million, of which $60.7 million have been securitized in three investment-grade transactions. In the six month period ended June 30, 1996, the Company underwrote and acquired 2,856 finance contracts with an aggregate initial principal balance of $33.9 million. At June 30, 1996, the Company had 492 dealer relationships in 16 states, substantially all of which were franchised dealers of major automobile manufacturers. The Company earned net income of $873,487 for the fiscal year ended December 31, 1995, compared to a loss of $544,605 for the period from inception through December 31, 1994. The Company earned net income of $1.9 million for the six months ended June 30, 1996, compared to a loss of $931,372 for the six months ended June 30, 1995. As of June 30, 1996, the Company conducted notable business in 7 states (defined as those states that each represent at least 1.0% of the total number of finance contracts acquired during the first half of 1996).

     The Company's growth strategy anticipates the acquisition of an increasing number of finance contracts. The key elements of this strategy include: (i) increasing the number of finance contracts acquired per automobile dealer; (ii) expanding the Company's presence within existing markets; (iii) penetrating new markets that meet the Company's economic, demographic and business criteria, and
(iv) securitizing portfolios of acquired finance contracts.

     To foster its growth and increase profitability, the Company will continue to pursue a business strategy based on the following principles:

     TARGETED MARKET AND PRODUCT FOCUS -- The Company targets the subprime auto finance market because it believes that subprime finance presents greater opportunities than does prime lending. This greater opportunity stems from a number of factors, including the relative newness of sub-prime auto finance, the range of finance contracts that various subprime auto finance companies provide, the relative lack of competition compared to traditional automotive financing and the potential returns sustainable from large interest rate spreads. The Company focuses on late-model used rather than new vehicles, as management believes the risk of loss is lower on used vehicles due to lower depreciation rates, while interest rates are typically higher than on new vehicles. For the period from inception through June 30, 1996, new vehicles and used vehicles represented 10.7% and 89.3%, respectively, of the finance contract portfolio measured by dollar value of amounts financed and 8.0% and 92.0%, respectively, as a percentage of units acquired. In addition, the Company concentrates on acquiring finance contracts from dealerships franchised by major automobile manufacturers because they typically offer higher quality vehicles, are better capitalized than used car dealers, and have good service facilities.

     EFFICIENT FUNDING STRATEGIES -- Through an investment-grade warehouse facility and a quarterly securitization program, the Company increases its liquidity, redeploys its capital and reduces its exposure to interest rate fluctuations. The Company has also developed the ability to borrow funds on a non-recourse basis, collateralized by excess spread cash flows from its securitization trusts. The net effect of the Company's funding and securitization program is to provide more capital than the Company consumes in funding loans, resulting in positive cash flow, lower overall costs of funding, and permitting loan volume to increase without requiring additional equity capital.

     UNIFORM UNDERWRITING CRITERIA -- To manage the risk of delinquency or defaults associated with subprime consumers, the Company has utilized since inception a single set of underwriting criteria which are consistently applied in evaluating credit applications. This evaluation process is conducted on a centralized basis utilizing experienced personnel. These uniform underwriting criteria create consistency in the securitized portfolios of finance contracts that make them more easily analyzed by the rating agencies and more marketable and permit static pool analysis of loan defaults to optimally structure securitizations. See 'Management's
     Discussion  and  Analysis  --   Repossession  Experience  --  Static   Pool
     Analysis.'

     CENTRALIZED OPERATING STRUCTURE -- While the Company establishes and maintains relationships with dealers through sales representatives located in the geographic markets served by the Company, all of the Company's day-to-day operations are centralized at the Company's offices in Austin, Texas. This centralized structure allows the Company to closely monitor its marketing, funding, underwriting and collections operations and eliminates the expenses associated with full-service branch or regional offices.

     EXPERIENCED MANAGEMENT TEAM -- The Company actively recruits and retains experienced personnel at the executive, supervisory and managerial levels. The senior operating management of the Company consists of seasoned automobile finance professionals with an average of 23 years' experience in underwriting, collecting and financing automobile finance contracts.

     INTENSIVE COLLECTION MANAGEMENT -- The Company believes that intensive collection efforts are essential to ensure the performance of subprime finance contracts and to mitigate losses. The Company's collections managers contact delinquent accounts frequently, working cooperatively with customers to get full or partial payments, but will initiate repossession of financed vehicles no later than the 90th day of delinquency. As of June 30, 1996, a total of 85, or 1.5%, of the Company's finance contracts outstanding were between 60 and 90 days past due. Since inception through June 30, 1996, the Company repossessed approximately 5.1% of its financed vehicles.

     LIMITED LOSS EXPOSURE -- To reduce its potential losses on defaulted finance contracts, the Company insures each finance contract it funds against damage and fraud to the financed vehicle through a vender's comprehensive single interest physical damage insurance policy (the 'VSI Policy'). In addition, the Company purchases credit default insurance through a deficiency balance endorsement (the 'Credit Endorsement') to the VSI Policy. Moreover, the Company limits loan-to-value ratios and applies a purchase price discount to the finance contracts it acquires. The Company's combination of underwriting criteria, intensive collection efforts and the VSI Policy and Credit Endorsement has resulted in net charge-offs (after receipt of liquidation and insurance proceeds) of 7.6% of the principal balance outstanding on disposed repossessed vehicles as of June 30, 1996. See 'Management's Discussion and Analysis & Financial Condition and Results of Operations -- Net Loss per Repossession.'

     The Company is a Texas corporation. The Company's principal executive office and mailing address is 301 Congress Avenue, 9th Floor, Austin, Texas 78701, and its telephone number is (512) 435-7000.

                                  THE OFFERING

Common Stock offered by the
  Company............................  750,000 shares
Common Stock offered by the Selling
  Shareholders.......................  250,000 shares
     Total Common Stock offered(1)...  1,000,000 shares
Common Stock to be outstanding after
  the Offering(1)(2).................  6,456,311 shares
Use of proceeds......................  The Company intends to use the net proceeds received by it to: acquire new finance  contracts;  repay  subordinated indebtedness  of  $300,000; repay
                                       certain  outstanding   indebtedness  under   revolving  warehouse   credit
                                       facilities; and for general corporate purposes.
                                       The  Selling Shareholders have agreed to  use the net proceeds received by them to repay  in full  the outstanding  balance under  a working  capital facility previously guaranteed by the Company, and certain indebtedness to the Company. See 'Use of Proceeds' and 'Certain Transactions.'
Nasdaq National Market symbol........  ABND

------------

(1) Excludes 150,000 additional shares which may be issued pursuant to exercise of the Underwriters' over-allotment option. See 'Underwriting.'

(2) Includes 18,811 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding warrants. See 'Description of Capital Stock -- Warrants.' Excludes (i) 300,000 shares of Common Stock reserved for issuance pursuant to the exercise of options to be outstanding at the time of the Offering and (ii) 100,000 shares which may be issued and sold upon the exercise in full of the Representative's Warrants. See 'Management -- Option Plan' and 'Underwriting.'

                              RECENT DEVELOPMENTS

     On September 30, 1996, the Company completed its most recent securitization of finance contracts. $22,296,719 in aggregate principal amount of Class A Certificates were issued out of AutoBond Receivables Trust 1996-C, with a coupon of 7.45%. In addition, the Company financed $2,403,027 in aggregate principal amount of Class B Certificates, with a coupon of 15%, issued through the trust.


     The third quarter securitization included $8,618,441 in aggregate principal amount of finance contracts purchased by the Company from Greenwich Capital Financial Products, Inc. ('GCFP'), pursuant to a loan sale agreement among the Company, GCFP and First Fidelity Acceptance Corp. ('FFAC'), the originator of the finance contracts. The Company reunderwrote the finance contracts, paid premiums under the VSI Policy, and will service the finance contracts. In the fourth quarter of 1996, the Company intends to purchase approximately $6.5 million of additional finance contracts from GCFP under the loan sale agreement. The Company acquired 1,469 finance contracts from dealers, totalling $16,916,971 in aggregate principal amount, during the third quarter of 1996, compared with 2,856 finance contracts acquired from dealers, totalling $33,358,000 during the first six months of 1996.

                             SUMMARY FINANCIAL DATA


                                                            YEAR ENDED                     SIX MONTHS ENDED
                                                           DECEMBER 31,                        JUNE 30,
                                                     ------------------------    ------------------------------------
                                                      1994(1)         1995             1995                1996
                                                     ----------    ----------    ----------------    ----------------
                                                                     (DOLLARS IN THOUSANDS EXCEPT FOR
                                                                            PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
     Net interest income..........................   $       19    $      781       $         417       $         333
     Servicing fee income.........................            0             0                   9                 277
     Gain on sale of finance contracts............            0         4,086                 134               5,744
     Net income (loss) before taxes and
       extraordinary loss.........................         (545)        1,072                (931)              2,996
     Net income (loss)............................         (545)          873                (931)              1,876
     Net income (loss) per share..................        (0.11)         0.17               (0.18)               0.33
     Weighted average shares outstanding..........    5,118,753     5,190,159           5,118,753           5,698,367
     Pro forma net income(2)......................   $       --    $      953       $          --       $       1,894
     Pro forma net income per share(2)............           --          0.17                  --                0.32
PORTFOLIO DATA:
     Number of finance contracts acquired.........          202         2,659               1,042               2,856
     Principal balance of finance contracts
       acquired...................................   $    2,454    $   31,200       $      12,207       $      33,358
     Principal balance of finance contracts
       securitized................................            0        26,261                   0              34,396
     Average initial finance contract principal
       balance....................................   $     12.2    $     12.0       $        12.0       $        11.9
     Weighted average initial contractual term
       (months)...................................         54.3          53.3                53.0                52.7
     Weighted average APR of finance contracts....         19.1%         19.3%               19.2%               19.7%
     Weighted average finance contract acquisition
       discount...................................          8.6%          8.8%                8.7%                8.6%
     Number of finance contracts outstanding (end
       of period).................................          197         2,774               1,219               5,485
     Principal balance of finance contracts
       outstanding (end of period)................   $    2,450    $   31,311       $      14,125       $      59,392
OPERATING DATA:
     Number of enrolled dealers (end of period)...           50           280                 169                 492
     Number of active states (end of period)......            2             7                   5                  12
     Total expenses as a percentage of total
       principal balance of finance contracts
       acquired in period.........................         23.0%         12.2%               12.2%               10.1%
ASSET QUALITY DATA:
     Delinquencies 60+ days past due as a
       percentage of principal balance of finance
       contracts (end of period)..................         0.30%         2.30%               1.39%               2.48%
     Net charge-offs as a percentage of average
       finance contract balances(3)(4)(5).........         0.00%         0.66%               0.39%               1.45%



                                                           JUNE 30, 1996
                                                     -------------------------
                                                     ACTUAL     AS ADJUSTED(6)
                                                     -------    --------------
BALANCE SHEET DATA:
     Finance contracts held for sale, net.........   $   546       $    546
     Excess servicing receivable..................     1,575          1,575
     Total assets.................................    16,292         21,766
     Short term debt..............................       537              0
     Long term debt...............................     6,248          6,248
     Shareholders' equity.........................     4,645         10,656


------------
(1) The Company was incorporated on June 15, 1993 and commenced operations in August 1994.

(2) Pro forma net income and pro forma net income per share are based on the number of shares of common stock assumed to be outstanding after the issuance in this offering of 274,239 and 208,311 shares at December 31, 1995 and June 30, 1996, respectively (based on the number of shares to be sold at the initial public offering price necessary to raise net proceeds to pay the offering expenses and to repay certain indebtedness of the Company, as described in 'Use of Proceeds'), and the application of such proceeds to repay such indebtedness in the amount outstanding at the end of the respective periods.

(3) Averages are based on daily balances.
(4) Six month figures are annualized.
(5) With respect to repossessions where full disposition proceeds have not been received, calculations assume immediate recovery of disposition proceeds (including insurance proceeds) and realization of loss at average historic loss rates.

(6) As adjusted to give effect to (i) estimated net proceeds of the Offering of $5.6 million (at an initial public offering price of $10.00 per share) and
    (ii) the application of such net proceeds. See 'Use of Proceeds.'

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the information contained elsewhere in this Prospectus, prospective purchasers should carefully consider the following risk factors concerning the Company and its business in evaluating an investment in the Common Stock offered hereby.

LIMITED OPERATING HISTORY

     The Company was incorporated in June 1993 and commenced operations in August 1994 and, accordingly, has only a limited operating history. Although the Company has experienced substantial growth in dealer relationships, finance contract acquisitions and revenues, there can be no assurance that this growth is sustainable or that historical results are indicative of future results. In addition, the Company's results of operations, financial condition and liquidity depend, to a material extent, on the performance of its finance contracts. Because of the Company's limited operating history, its finance contract portfolio is relatively unseasoned. Thus, the Company's portfolio performance, including historical delinquency and loss experience, is not necessarily indicative of future results. Furthermore, the Company's ability to achieve and maintain profitability on both a quarterly and an annual basis will depend, in part, upon its ability to implement its business strategy and to securitize quarterly on a profitable basis. See 'Selected Consolidated Financial and Operating Data.'

ABILITY OF THE COMPANY TO IMPLEMENT ITS BUSINESS STRATEGY

     The Company's business strategy is principally dependent upon its ability to increase the number of finance contracts it acquires while maintaining favorable interest rate spreads and effective underwriting and collection efforts. Implementation of this strategy will depend in large part on the Company's ability to: (i) expand the number of dealerships involved in its financing program and maintain favorable relationships with these dealerships;
(ii) increase the volume of finance contracts purchased from its dealer network;
(iii) obtain adequate financing on favorable terms to fund its acquisition of finance contracts; (iv) profitably securitize its finance contracts on a regular basis; (v) maintain appropriate procedures, policies and systems to ensure that the Company acquires finance contracts with an acceptable level of credit risk and loss; (vi) hire, train and retain skilled employees; and (vii) continue to expand in the face of increasing competition from other automobile finance companies. The Company's failure to obtain or maintain any or all of these factors could impair its ability to implement its business strategy successfully, which could have a material adverse effect on the Company's results of operations and financial condition. See 'Business -- Growth and Business Strategy.'

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The Company requires access to significant sources and amounts of cash to fund its operations and to acquire and securitize finance contracts. As a result of the initial period required to accumulate finance contracts prior to securitizing such contracts, until the first quarter of 1996, the Company's cash requirements exceeded cash generated from operations. The Company's primary operating cash requirements include the funding of (i) the acquisition of finance contracts prior to securitization, (ii) the initial cash deposits to reserve accounts in connection with the warehousing and securitization of contracts in order to obtain lower financing rates, (iii) fees and expenses incurred in connection with the warehousing and securitization of contracts and
(iv) ongoing administrative and other operating expenses. The Company has traditionally obtained these funds in three ways: (a) loans and warehouse financing arrangements, pursuant to which acquisitions of finance contracts are funded on a temporary basis; (b) securitizations or sales of finance contracts, pursuant to which finance contracts are funded on a permanent basis; and (c) general working capital, which if not obtained from operations, may be obtained through the issuance of debt or equity. Failure to procure funding from all or any one of these sources could have a material adverse effect on the Company. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

     Cash Flows Associated With Financings. Under the financial structures the Company has used to date in its warehousing and securitizations, certain excess cash flows generated by the finance contracts are retained in a cash reserve or 'spread' account to provide liquidity and credit enhancement. While the specific terms and mechanics of the cash reserve account can vary depending on each transaction, the relevant agreement generally provides that the Company is not entitled to receive certain excess cash flows unless certain reserve account balances have been attained and the delinquency or losses related to the contracts in the pool are below certain predetermined levels. In the event delinquencies and losses on the contracts exceed such levels, the terms of the warehouse facility or securitization may require increased cash reserve account balances to be accumulated for the particular pool or, in certain circumstances, may require the transfer of the Company's collection function to another servicer. The imposition of any of the above-referenced conditions could materially adversely affect the Company's liquidity and financial condition.

     Dependence on Warehouse Credit Facilities. The Company's two primary sources of financing for the acquisition of finance contracts are its (i) $20.0 million warehouse revolving line of credit with Peoples Security Life Insurance Company (an affiliate of Providian Capital Management) and (ii) $10.0 million warehouse revolving line of credit with Sentry Financial Corporation (together, the 'Revolving Credit Facilities') which expire in December 1996 and July 1998, respectively. To the extent that the Company is unable to maintain the Revolving Credit Facilities or is unable to arrange new warehouse lines of credit, the Company may have to curtail its finance contract acquisition activities, which would have a material adverse effect on its operations and cash position. These warehouse lines are typically repaid with the proceeds received by the Company when its finance contracts are securitized. The Company's ability to continue to borrow under the Revolving Credit Facilities is dependent upon its compliance with the terms thereof, including the maintenance by the Company of certain minimum capital levels and of the VSI Policy, or the establishment of an acceptable self-insurance program. There can be no assurance that such facilities will be extended or that substitute facilities will be available on terms acceptable to the Company. The Company's ability to obtain a successor facility or similar financing will depend on, among other things, the willingness of financial organizations to participate in funding subprime finance contracts and the Company's financial condition and results of operations. The Company's growth is dependent upon its ability to obtain sufficient financing under its Revolving Credit Facilities, and any additional or successor facilities, at rates and upon terms acceptable to the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and
'Business -- Funding/Securitization of Finance Contracts.'

     Dependence on Securitization Transactions. The Company relies significantly on a strategy of periodically selling finance contracts through asset-backed securitizations. Proceeds from securitizations are typically used to repay borrowings under the warehouse credit facilities, thereby making such facilities available to acquire additional finance contracts. The Company's ability to access the asset-backed securities market is affected by a number of factors, some of which are beyond the Company's control and any of which could cause substantial delays in securitization, including, among other things, conditions in the securities markets in general, conditions in the asset-backed securities market and investor demand for subprime auto paper. Moreover, because of the similarity of the Company's name with those of certain securitization issuers sponsored by William Winsauer, the Company could be adversely affected if the ratings of securitizations completed by such issuers were downgraded. Additionally, gain on sale of finance contracts represents a significant portion of the Company's total revenues and, accordingly, net income. If the Company were unable to securitize finance contracts or account for any securitization as a sale transaction in a financial reporting period, the Company would likely incur a significant decline in total revenues and net income or report a loss for such period. Moreover, the Company's ability to borrow funds on a non-recourse basis, collateralized by excess spread cash flows, is an important factor in providing the Company with substantial liquidity. If the Company were unable to securitize its finance contracts and did not have sufficient credit available, either under warehouse credit facilities or from other sources, the Company would have to sell portions of its portfolio directly to whole loan buyers or curtail its finance contract acquisition activities. See 'Business -- Funding/Securitization of Finance Contracts.'

     Dependence on the VSI Policy. In order to limit potential losses on finance contracts, the Company has purchased, and expects to continue to purchase, insurance under the VSI Policy (including the

Credit Endorsement) for each contract at the time of its acquisition. The VSI Policy currently in effect includes physical damage and loss coverage with respect to the financed vehicles as well as loss coverage pursuant to the Credit Endorsement with respect to unpaid amounts under the related finance contract, subject in each case to certain conditions and limitations. The protections afforded by the VSI Policy (including the Credit Endorsement) are not complete and depend on the Company's compliance with the terms and conditions of the policy. Coverage under the VSI Policy (and the Credit Endorsement) is currently required under the Company's Revolving Credit Facilities and its securitizations to date. There can be no assurance that such insurance will be available in the future at reasonable rates. The VSI Policy (including the Credit Endorsement) may be cancelled prospectively, without cause, upon 30 days' prior written notice to the Company and, for cause, upon ten days' prior written notice. The unavailability of such insurance, coupled with the absence of alternative forms of credit enhancement, could adversely affect the Company's ability to profitably acquire and securitize finance contracts. See
'Business -- Insurance.'

     Need for Additional Capital. The Company's ability to implement its business strategy will depend upon its ability to continue to effect securitizations or to establish alternative long-term financing arrangements and to obtain sufficient financing under warehousing facilities on acceptable terms. There can be no assurance that such financing will be available to the Company on favorable terms. If such financing were not available or the Company's capital requirements exceeded anticipated levels, then the Company would be required to obtain additional equity financing, which would dilute the interests of shareholders who invest in this offering. Although the Company has no specific plans for additional equity financings due to the liquidity provided by securitizations and financings of excess spread cash flows, the Company cannot estimate the amount and timing of additional equity financing requirements because such requirements are tied to, among other things, the growth of the Company's finance contract acquisitions, which cannot be definitively forecast for future periods. If the Company were unable to raise such additional capital, its results of operations and financial condition could be adversely affected. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and 'Business -- Financing Program.'

DETERMINATION OF GAIN FROM SECURITIZATION TRANSACTIONS

     The gain from securitization transactions recognized by the Company in each securitization and the value of the future excess spread cash flows in each transaction reflect management's estimate of future credit losses and prepayments for the finance contracts included in that securitization. If actual rates of credit loss or prepayments, or both, on such finance contracts exceeded those estimated, the value of the excess servicing receivables would be impaired. The Company periodically reviews its credit loss and prepayment assumptions relative to the performance of the securitized contracts and to market conditions. If necessary, the Company would adjust the carrying value of the future excess spread cash flows by writing down the asset and recording a charge to servicing fee income. The Company's results of operations and liquidity could be adversely affected if credit loss or prepayment levels on securitized finance contracts substantially exceeded anticipated levels. See 'Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Revenues/Credit Loss Experience' and Note 1 to Notes to Consolidated Financial Statements.

ECONOMIC CONSIDERATIONS

     The Company's business is directly related to sales of new and used automobiles, which are affected by employment rates, prevailing interest rates and other domestic economic conditions. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on subprime borrowers, the actual rates of delinquencies, repossessions and losses on such contracts under adverse conditions could be higher than those currently experienced. Any sustained period of economic slowdown or recession could adversely affect the Company's ability to sell or securitize pools of finance contracts. The timing of any economic changes is uncertain. Decreased sales of automobiles and weakness in the economy could have an adverse effect on the Company's business and that of the dealers from which it purchases finance contracts.

DEFAULTS ON CONTRACTS; PREPAYMENTS

     The Company is engaged in acquiring automobile finance contracts entered into by dealers with subprime borrowers who have limited access to traditional sources of consumer credit. The inability of a borrower to finance an automobile purchase by means of traditional credit sources generally is due to various factors, including the borrower's past credit experience and the absence or limited extent of the borrower's credit history. Consequently, the contracts acquired by the Company generally bear a higher rate of interest than finance contracts of borrowers with favorable credit profiles, but also involve a higher probability of default, may involve higher delinquency rates and involve greater servicing costs. The majority of the Company's borrowers are classified as subprime consumers due to negative credit history, including history of charge-offs, bankruptcies, repossessions or unpaid judgments. Generally, subprime consumers are those that do not qualify for financing from traditional lending sources. The Company's continued profitability depends upon, among other things, its ability to evaluate the creditworthiness of customers, to prevent defaults through proactive collection efforts and to minimize losses following defaults with proceeds from the sale of repossessed collateral and with insurance proceeds. Because of the Company's limited operating history, its finance contract portfolio is somewhat unseasoned. Accordingly, delinquency and loss rates in the portfolio may not fully reflect the rates that may apply when the average holding period for finance contracts in the portfolio is longer. Increases in delinquency and net charge-off rates in the portfolio could have a material adverse effect on the Company's operations and profitability, and its ability to obtain credit or securitize its finance contracts. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business -- Borrower Characteristics,' ' -- Contract Acquisition Process,' ' -- Funding/Securitization of Finance Contracts' and ' -- Contract Servicing and Collection.'

     The Company's servicing income also can be adversely affected by prepayments or defaults on contracts in the servicing portfolio. The Company's servicing revenue is based on the number of outstanding contracts. If contracts are prepaid or charged-off, the Company's servicing revenue will decline to the extent of such prepaid or charged-off contracts. There can be no assurance as to what level of prepayment, if any, will occur on the finance contracts. Prepayments may be influenced by a variety of economic, geographic, social and other factors. Factors affecting prepayment of motor vehicle finance contracts include borrowers' job transfers, unemployment, casualty, trade-ins, changes in available interest rates, net equity in the motor vehicles and servicing decisions.

LOSS OF SERVICING RIGHTS AND SUSPENSION OF FUTURE RETAINED CASH FLOWS

     The Company is entitled to receive servicing fee income only while it acts as collection agent for securitized contracts. Any loss of these collection fees could have an adverse effect on the Company's results of operations and financial condition. The Company's right to act as collection agent under the servicing agreements and as administrator under the trust agreements, and accordingly to receive collection fees, can be terminated by the trustee upon the occurrence of certain events of administrator termination (as defined in the servicing agreements and the trust agreements). See 'Business -- Funding/Securitization of Finance Contracts.'

     Under the terms of each of the trust agreements, upon the occurrence of certain amortization events, the Company's rights to receive payments of its collection fees and payments in respect of its retained interest in the securitization excess spread cash flows would be suspended unless and until all payments of principal and interest due on the investor certificates are made. Such amortization events include (i) the occurrence of any event of administrator termination referred to in the immediately preceding paragraph or
(ii) the institution of certain bankruptcy or liquidation proceedings against any of the securitization subsidiaries of the Company.

     Upon the occurrence of certain trigger events under the trust agreements, the amount required to be retained in the cash reserve accounts is increased such that future residual cash flows would be retained in such accounts rather than paid to the Company. Such cash reserve trigger events include: (i) increases in the net loss ratio and delinquency ratios above certain levels for each pool of securitized finance contracts; or (ii) the occurrence of an event of administrator termination resulting from a bankruptcy event of the Company.

     In addition to the foregoing, the trust agreement provides that, upon the occurrence of any amortization event, a greater portion of the excess spread cash flows available for funding the cash reserve account be directed to such account than would be required in the absence of an amortization event, and that payment to the Company of its retained interest in such excess spread cash flows be withheld until payments of principal and interest then due the holders of the investor certificates are paid in full. See 'Business -- Funding/Securitization of Finance Contracts.'

     The Company's loss of rights to collection fees under the trust agreements or the occurrence of a trigger event that limited release of future residual cash flows from the pooled contracts and cash reserve accounts could have an adverse effect on the Company's results of operations and financial condition.

VARIABLE QUARTERLY EARNINGS

     The Company's revenues and income have fluctuated in the past and may fluctuate in the future. Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. In particular, variations in the volume of the Company's contract acquisitions, the interest rate spreads between the Company's cost of funds and the average interest rate of purchased contracts, the certificate rate for securitizations, and the timing and size of securitizations can result in significant increases or decreases in the Company's revenues from quarter to quarter. Any significant decrease in the Company's quarterly revenues could have a material adverse effect on the Company's results of operations and its financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     In addition, income in any quarterly period may be affected by the revaluation of excess servicing receivables, which are valued at the present value of the expected future excess spread cash flows using the same discount rate as was appropriate at the time of securitization. If actual prepayment or default rates on securitized finance contracts exceed those assumed in the Company's calculation of the gain from securitization transactions, the Company could be required to record a charge to earnings. As a result of these factors, the Company's operating results may vary from quarter to quarter, and the results of operations for any particular quarter are not necessarily indicative of results that may be expected for any subsequent quarter or related fiscal year. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and Note 1 to Notes to Consolidated Financial Statements.

COMPETITION

     The market in which the Company operates is highly competitive and fragmented, consisting of many national, regional and local competitors, and is characterized by relative ease of entry and the recent arrival of a number of new competitors. Existing and potential competitors include well-established financial institutions, such as banks, savings and loans, small loan companies, industrial thrifts, leasing companies and captive finance companies owned by automobile manufacturers and others. Many of these competitors are substantially larger and better capitalized than the Company and may have other competitive advantages over the Company. Competition by existing and future competitors would result in competitive pressures, including reductions in the Company's finance contract acquisitions or reduced interest spreads, that would materially adversely affect the Company's profitability. Further, as the Company seeks to increase its market penetration, its success will depend, in part, on its ability to gain market share from established competitors. See 'Business -- Competition.'

RELATIONSHIPS WITH DEALERS

     The Company's business depends in large part upon its ability to maintain and service its relationships with automobile dealers. There can be no assurance the Company will be successful in maintaining such relationships or increasing the number of dealers with which it does business or that its existing dealer base will continue to generate a volume of finance contracts comparable to the volume historically generated by such dealers. For the period from inception through June 30, 1996 a group of six dealerships with substantial common ownership (including Charlie Thomas Ford, Inc. of

Houston, Texas) accounted for 14.8% (17.5% for the first six months of 1996) of the finance contracts acquired by the Company during the period, and Charlie Thomas Ford accounted for 11.2% (14.0% for the first six months of 1996) of the finance contracts acquired by the Company. See 'Business -- Dealer Network.'

INTEREST RATE RISK

     The Company's profitability is dependent upon the difference, or 'spread,' between the effective rate of interest received by the Company on the finance contracts it acquires and the interest rates payable either under its warehouse credit facilities or on securities issued in securitizations. Several factors affect the Company's ability to manage interest rate risk. First, finance contracts are purchased at fixed rates, while amounts borrowed under certain of the Company's credit facilities bear interest at variable rates that are subject to frequent adjustment to reflect prevailing rates for short-term borrowings. Second, the interest rate demanded by investors in securitizations is a function of prevailing market rates for comparable transactions and of the general interest rate environment. Because the finance contracts purchased by the Company have fixed rates, the Company bears the risk of spreads narrowing because of interest rate increases during the period from the date the finance contracts are purchased until the closing of its securitization of such finance contracts. Narrowing spreads would adversely affect the net interest income earned by the Company while finance contracts are held for sale. In addition, increases in interest rates prior to the securitization or sale of finance contracts may reduce the gain realized by the Company. The Company does not currently hedge its interest rate exposure. While the Company may consider hedging strategies to attempt to limit such exposure in the future, there can be no assurance that any such strategy, if adopted, will be successful. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

GEOGRAPHIC CONCENTRATION AND EXPANSION

     For the period from inception in August 1994 through June 30, 1996, approximately 91.0% of the Company's finance contracts, as a percentage of the aggregate nominal principal balance of such finance contracts, had been originated in the State of Texas. Such geographic concentration could have an adverse effect on the Company should negative economic and other factors occur in Texas that would cause the finance contracts to experience delinquencies and losses in excess of those experienced historically. It is the Company's current intention to expand the number and proportion of finance contracts acquired from dealers in states other than Texas. Such geographic expansion may entail greater risks as the Company does business in areas and with dealers with which it is less familiar than in Texas. Such expansion also entails risks associated with the adequate retention and training of sufficient personnel and the need for sufficient financing sources. See 'Business -- Growth and Business Strategy.'

REGULATION

     The Company's business is subject to numerous federal and state consumer laws and regulations, which, among other things: (i) require the Company to obtain and maintain certain licenses and qualifications; (ii) limit the interest rates, fees and other charges the Company is allowed to charge; (iii) limit or prescribe certain other terms of the Company's contracts; (iv) require the Company to provide specified disclosure; and (v) define the Company's rights to collect on finance contracts and to repossess and sell collateral. A change in existing laws or regulations, or in the creation or enforcement thereof, or the promulgation of any additional laws or regulations could have a material adverse effect on the Company's business. See 'Business -- Regulation.'

DEPENDENCE ON KEY EXECUTIVES

     The success of the Company's operations is dependent upon the experience and ability of William O. Winsauer, the Chairman of the Board and Chief Executive Officer, and Adrian Katz, the Vice Chairman of the Board and Chief Operating Officer. The loss of the services of Messrs. Winsauer or Katz could have an adverse effect on the Company's business. In addition, if the loss of either Mr.

Winsauer or Mr. Katz constituted a 'change in control,' it could result in an amortization event under the trust agreements relating to the Company's securitizations, reducing future cash flows from securitizations or an event of funding termination under its Providian Facility (as defined herein). The Company does not maintain key man life insurance on any of its officers, directors or employees at the present time. See
'Business -- Funding/Securitization of Finance Contracts' and 'Management -- Employment Agreements.'

CONTROL BY CERTAIN SHAREHOLDERS

     Upon completion of the Offering, William O. Winsauer will beneficially own an aggregate of approximately 56.59% of the outstanding shares of Common Stock (55.30% if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Winsauer would have majority control of the Company, with the potential ability to elect the Board of Directors and to approve or prevent certain fundamental corporate transactions (including mergers, consolidations and sales of all or substantially all of the Company's assets). See 'Certain Transactions,' 'Principal and Selling Shareholders' and 'Description of Capital Stock.'

ABSENCE OF DIVIDENDS

     The Company has not paid any dividends on its Common Stock to date and currently does not intend to pay dividends in the future. The payment of dividends, if any, will be contingent upon the Company's financial condition, results of operations, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors. See 'Dividend Policy.'

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public trading market for the Common Stock, and there can be no assurance that a regular trading market for the Common Stock will develop after this Offering or that, if developed, it will be sustained. The Company has applied for quotation of the Common Stock on Nasdaq, subject to official notice of issuance. The initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representatives (as defined herein) of the Underwriters and may not be indicative of the price at which the Common Stock will trade after completion of the Offering. In addition, market prices for securities of many emerging companies have experienced wide fluctuations not necessarily related to the operating performance of such companies. See 'Underwriting.'

PREFERRED STOCK

     The Board of Directors, without further vote or action by the Company's shareholders, is authorized to issue shares of Preferred Stock in one or more series and to fix the terms and provisions of each series, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights (in addition to those provided by law) which may be senior to the voting rights of the Common Stock, redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, including preferences over the Common Stock. Under certain circumstances, the issuance of a series of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and could adversely affect the rights of the holders of the Common Stock. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See 'Description of Capital Stock.'

DILUTION


     Purchasers of Common Stock pursuant to the Offering will experience immediate and substantial dilution. The purchase price of the Common Stock offered hereby substantially exceeds the net tangible book value per share of Common Stock at June 30, 1996 (as adjusted to give effect to the Offering) of $0.80 per share, resulting in immediate dilution to new investors in the amount of $8.42 per share. See 'Dilution.'

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have 6,456,311 shares of Common Stock outstanding (6,606,311 shares if the Underwriters' over-allotment option is exercised in full). Of such shares, the shares sold in the Offering (other than shares which may be purchased by 'affiliates' of the Company) will be freely tradeable without restriction or further registration under the Securities Act. The 5,456,311 remaining shares of Common Stock are 'restricted securities,' as that term is defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 and 144A thereunder. Approximately 64,500 shares of Common Stock will be eligible for sale pursuant to Rule 144 immediately after the Offering, subject to compliance with such Rule and the contractual provisions described below. The Company and all holders of Common Stock prior to the Offering have agreed with the Underwriters not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any securities of the Company or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock prior to the expiration of 180 days from the date of this
Prospectus without the prior written consent of the Representative. No predictions can be made as to the effect, if any, that market sales of shares of existing shareholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of the Common Stock after the Offering could be adversely affected by future sales of substantial amounts of Common Stock by existing shareholders or the perception that such sales could occur. See 'Certain Transactions,' 'Principal and Selling Shareholders,' 'Shares Eligible for Future Sale' and 'Underwriting.'

RECENTLY FORMED REPRESENTATIVE

     The Representative is recently formed and does not have extensive experience as an underwriter of securities. The Representative, which was formed in March 1995, has acted as the managing underwriter for six public offerings and has been involved in over 30 underwriting syndicates. No assurance can be given that the Representative will be able to participate as a market maker for the Common Stock, or that any other broker dealer will do so. See 'Underwriting.'

                                USE OF PROCEEDS


     The aggregate net proceeds from the sale of the Common Stock being offered by the Company in the Offering (after deducting underwriting discount and estimated offering expenses) will be approximately $5.6 million (approximately $7.0 million if the Underwriters' over-allotment option is exercised in full).


     The Company intends to apply the net proceeds from the sale of the Common Stock offered hereby primarily toward the acquisition of finance contracts. In addition, net proceeds will be used (i) to prepay subordinated indebtedness of $300,000, which bears interest at the rate of 10.0% per annum and matures in March 1997, (ii) to repay advances outstanding under the Revolving Credit
Facilities, which currently bear interest at a blended rate of 8.1% per annum and mature within 120 days of incurrence, (iii) to invest in short-term investment grade securities and (iv) for general corporate and working capital purposes.


     The Selling Shareholders have agreed to use the net proceeds of approximately $2.3 million to be received by them from the Offering for the repayment in full of the outstanding balance, and accrued interest of the Working Capital Facility, which amounts to $1,910,000 and was guaranteed by the Company through September 26, 1996 (at which date the Company was released from its guarantee), and for the repayment of certain other indebtedness to the Company. Such other indebtedness totalled $436,034 as of June 30, 1996. The Selling Shareholders have submitted undertaking letters to the Company obligating them to pay such amounts. See 'Certain Transactions' and Note 12 to Notes to Consolidated Financial Statements.


                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. The Company's current policy is to retain earnings to provide funds for the operation and expansion of its business and for the repayment of indebtedness. Any determination in the future to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and other factors deemed relevant by the Board of Directors.

                                    DILUTION


     At June 30, 1996, the Company had an aggregate of 5,687,500 shares of Common Stock outstanding with a net tangible book value of $4,584,100 or $0.80 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company divided by the number of shares of Common Stock outstanding. Without taking into account any changes in such net tangible book value after June 30, 1996, other than to give effect to the Offering (after deducting underwriting discount and estimated offering expenses) and the receipt by the Company of the net proceeds to it, the net tangible book value at June 30, 1996 would have been $10,159,100 or $1.58 per share. This represents an immediate increase in net tangible book value of $0.78 per share to existing shareholders and an immediate dilution in net tangible book value of $8.42 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share..........................................          $10.00
     Net tangible book value per share before the Offering(1)............................  $0.80
     Increase per share attributable to new investors....................................   0.78
                                                                                           -----
Net tangible book value per share after the Offering.....................................            1.58
                                                                                                   ------
Dilution per share to new investors......................................................            8.42
                                                                                                   ------
                                                                                                   ------



     The following table summarizes, on a pro forma basis as of June 30, 1996, the difference between the existing shareholders and new investors in the Offering with respect to: (i) the number of shares of Common Stock purchased from the Company; (ii) the total consideration paid to the Company; and (iii) the average price per share paid by existing shareholders and by the new investors purchasing shares in the Offering (before deducting underwriting discount and estimated offering expenses).



                                                      SHARES PURCHASED         TOTAL CONSIDERATION         AVERAGE
                                                    --------------------      ----------------------        PRICE
                                                     NUMBER      PERCENT        AMOUNT       PERCENT      PER SHARE
                                                    ---------    -------      -----------    -------      ---------

Existing shareholders(2).........................   5,687,500     88.35%      $ 2,913,603     27.98%       $  0.51
New investors....................................     750,000     11.65         7,500,000     72.02          10.00
                                                    ---------    -------      -----------    -------
     Total.......................................   6,437,500     100.0%      $10,413,603     100.0%
                                                    ---------    -------      -----------    -------
                                                    ---------    -------      -----------    -------


------------

(1) Net tangible book value gives effect to the exercise of all dilutive common stock equivalents, calculated under the treasury stock method.


(2) The information with respect to net tangible book value per share in the table set forth above does not include (i) 300,000 shares issuable upon the exercise of stock options to be outstanding as of the Offering exercisable at the initial public offering price of $10.00, (ii) 18,811 shares issuable upon the exercise of an outstanding warrant with an exercise price of $0.53 per share, or (iii) 100,000 shares which may be issued and sold upon the exercise in full of the Representative's Warrants. As of June 30, 1996, 515,000 shares of Common Stock were reserved for issuance under the Company's Option Plan (as defined herein). See 'Management -- Option Plan' and 'Description of Capital Stock -- Warrants.' To the extent such options and warrants are exercised, there will be further dilution to the new investors.

                                 CAPITALIZATION


     The following table sets forth information regarding the short-term debt and capitalization of the Company as of June 30, 1996 (i) on an actual basis and
(ii) on an as adjusted basis to give effect to the sale of 750,000 shares of Common Stock offered by the Company (after deducting the underwriting discount and estimated offering expenses) and the application of the estimated net proceeds therefrom. See 'Use of Proceeds.'



                                                                                                JUNE 30, 1996
                                                                                            ----------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                            -------    -----------
                                                                                            (DOLLARS IN THOUSANDS)

Short-term Debt:
     Revolving credit agreements.........................................................   $   237      $     0
     Subordinated debt...................................................................       300            0
                                                                                            -------    -----------
     Total short-term debt...............................................................   $   537      $     0
                                                                                            -------    -----------
                                                                                            -------    -----------
Long-term Debt -- Notes payable..........................................................   $ 6,248      $ 6,248
                                                                                            -------    -----------
Shareholders' Equity:
     Common Stock, no par value, 25,000,000 shares authorized; 5,687,500 shares issued and outstanding, actual; and 6,437,500 shares issued and outstanding, as
      adjusted(1)........................................................................   $     1      $     1
     Additional paid-in capital..........................................................     2,912        8,487
     Retained earnings...................................................................     2,205        2,205
     Deferred compensation...............................................................       (37)         (37)
     Loans to shareholders...............................................................      (436)           0
                                                                                            -------    -----------
          Total shareholders' equity.....................................................     4,645       10,656
                                                                                            -------    -----------
          Total short-term debt and capitalization.......................................   $11,430      $16,904
                                                                                            -------    -----------
                                                                                            -------    -----------


------------

(1) Excludes (i) 515,000 shares of Common Stock reserved for issuance under the Option Plan, (ii) 18,811 shares of Common Stock issuable upon the exercise of a warrant granted in connection with the issuance of subordinated debt, and (iii) 100,000 shares which may be issued and sold upon the exercise in full of the Representative's Warrants. See 'Description of Capital Stock -- Warrants,' and 'Management -- Option Plan.'

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth selected consolidated financial data for the Company and its subsidiaries for the periods and at the dates indicated. The selected income statement and balance sheet data for or at the end of each of the full fiscal years presented below were derived from the financial statements of the Company which were audited by Coopers & Lybrand L.L.P. independent auditors, as indicated in their report thereon appearing elsewhere in this Prospectus, and are qualified by reference to such consolidated financial statements. The financial data as of and for the six months ended June 30, 1995 and June 30, 1996 have been derived from the Company's unaudited interim financial statements, prepared in conformity with generally accepted accounting principles, and include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The operating data and selected portfolio data are derived from the Company's accounting records. Results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the fiscal year ended December 31, 1996. The data presented below should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.


                                                                        YEAR ENDED                    SIX MONTHS ENDED
                                                                       DECEMBER 31,                       JUNE 30,
                                                                     -----------------    ----------------------------------------
                                                                     1994(1)    1995             1995                  1996
                                                                     ------    -------    ------------------    ------------------
                                                                          (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:
     Net interest income.........................................    $   19    $   781         $    417              $    333
     Servicing fee income........................................         0          0                9                   277
     Gain on sale of finance contracts...........................         0      4,086              134                 5,744
                                                                     ------    -------       ----------            ----------
          Total revenues.........................................        19      4,867              560                 6,354
                                                                     ------    -------       ----------            ----------
     Provision for credit losses.................................        45         49              205                    64
     Salaries and benefits.......................................       226      1,320              380                 1,846
     General and administrative..................................       245      1,463              582                   884
     Other operating expenses....................................        48        963              324                   564
                                                                     ------    -------       ----------            ----------
          Total expenses.........................................       564      3,795            1,491                 3,358
                                                                     ------    -------       ----------            ----------
     Net income (loss) before taxes and extraordinary loss.......      (545)     1,072             (931)                2,996
     Provision for income taxes..................................         0        199                0                 1,020
     Extraordinary loss net of tax effect........................      --        --            --                         100
                                                                     ------    -------       ----------            ----------
     Net income (loss)...........................................      (545)       873             (931)                1,876
                                                                     ------    -------       ----------            ----------
                                                                     ------    -------       ----------            ----------
     Net income (loss) per share.................................    $(0.11)   $  0.17         $  (0.18)             $   0.33
     Weighted average shares outstanding.........................    5,118,753 5,190,159      5,118,753             5,698,367
     Pro forma net income(2).....................................    $ --      $   953         $--                   $  1,894
     Pro forma net income per share(2)...........................      --         0.17         --                        0.32
PORTFOLIO DATA:
     Number of finance contracts acquired........................       202      2,659            1,042                 2,856
     Principal balance of finance contracts acquired.............    $2,454    $31,200         $ 12,207              $ 33,358
     Principal balance of finance contracts securitized..........         0     26,261                0                34,396
     Average initial finance contract principal balance..........    $ 12.2    $  12.0         $   12.0              $   11.9
     Weighted average initial contractual term (months)..........      54.3       53.3             53.0                  52.7
     Weighted average APR of finance contracts(3)................      19.1%      19.3%            19.2%                 19.7%
     Weighted average finance contract acquisition discount(3)...       8.6%       8.8%             8.7%                  8.6%
     Number of finance contracts outstanding (end of
       period)(3)................................................       197      2,774            1,219                 5,485
     Principal balance of finance contracts (end of period)(3)...    $2,450    $31,311         $ 14,125              $ 59,392


                                                  (table continued on next page)

(table continued from previous page)

                                                                        YEAR ENDED                    SIX MONTHS ENDED
                                                                       DECEMBER 31,                       JUNE 30,
                                                                     -----------------    ----------------------------------------
                                                                     1994(1)    1995             1995                  1996
                                                                     ------    -------    ------------------    ------------------
                                                                          (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
OPERATING DATA:
     Number of enrolled dealers (end of period)..................        50        280              169                   492
     Number of active states (end of period).....................         2          7                5                    12
     Total expenses as a percentage of total principal balance of
       finance contracts acquired in period......................      23.0%      12.2%            12.2%                 10.1%
ASSET QUALITY DATA:
     Delinquencies 60+ days past due as a percentage of principal balance of finance contract portfolio (end of
       period)(3)................................................      0.30%      2.30%            1.39%                 2.48%
     Net charge-offs as a percentage of average finance contract
       balances(3)(4)(5)(6)......................................      0.00%      0.66%            0.39%                 1.45%

                                                         DECEMBER 31,
                                           ----------------------------------------    JUNE 30,
                                                  1994                  1995             1996
                                           ------------------    ------------------    ---------
                                                          (DOLLARS IN THOUSANDS)

BALANCE SHEET DATA:
     Cash and cash equivalents..........         $    0               $     93          $ 1,823
     Cash held in escrow................              0                  1,323            1,667
     Finance contracts held for sale,
       net..............................          2,361                  3,355              546
     Excess servicing receivable........              0                    847            1,575
     Total assets.......................          2,500                 11,065           16,292

     Notes payable......................              0                  2,675            6,248
     Repurchase agreement...............              0                  1,061                0
     Revolving credit agreement.........          2,055                  1,150              237
     Subordinated debt..................              0                      0              300
                                                -------             ----------         ---------
          Total debt....................          2,055                  4,886            6,785

     Shareholders' equity...............           (109)                 3,026            4,645

------------

(1) The Company was incorporated on June 15, 1993 and commenced operations in August 1994.


(2) Pro forma net income and pro forma net income per share are based on the number of shares of common stock assumed to be outstanding after the issuance in this offering of 274,239 and 208,311 shares at December 31, 1995 and June 30, 1996, respectively (based on the number of shares to be sold at the initial public offering price necessary to raise net proceeds to pay the offering expenses and to repay certain indebtedness of the Company, as described in 'Use of Proceeds'), and the application of such proceeds to repay such indebtedness in the amount outstanding at the end of the respective periods.


(3) Includes the Company's entire finance contract portfolio of contracts held and contracts securitized.

(4) Averages are based on daily balances.

(5) Six-Month figures are annualized.

(6) With respect to repossessions where full disposition proceeds have not been received, calculations assume immediate recovery of disposition proceeds (including insurance proceeds) and realization of loss at average historic loss rates.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding 'Selected Consolidated Financial and Operating Data' and the Company's Consolidated Financial Statements and Notes thereto and the other financial data included herein. The financial information set forth below has been rounded in order to simplify its presentation. However, the ratios and percentages set forth below are calculated using the detailed financial information contained in the Financial Statements and the Notes thereto, and the financial data included elsewhere in this Prospectus. The unaudited results for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the entire fiscal year ended December 31, 1996.

     The Company is a specialty consumer finance company engaged in acquiring, securitizing and servicing finance contracts originated by automobile dealers in connection with the sale of used and new vehicles to subprime consumers. The Company has experienced significant growth in its finance contract portfolio since it commenced operations in August 1994.

REVENUES

     The Company's primary sources of revenues consist of three components: net interest income, gain on sale of finance contracts and servicing and collection fees.

     Net Interest Income. Net interest income consists of the sum of two components: (i) the difference between interest income earned on finance contracts held for sale and interest expense incurred by the Company pursuant to borrowings under its warehouse and other credit facilities; and (ii) the accretion of finance contract acquisition discounts. Other factors influencing net interest income during a given fiscal period include (a) the annual percentage rate of the finance contracts acquired, (b) the aggregate principal balance of finance contracts acquired and funded through the Company's warehouse and other credit facilities prior to securitization, (c) the length of time such contracts are funded by the warehouse and other credit facilities prior to securitization and (d) the average cost of funds under the warehouse and other credit facilities. Finance contract acquisition growth has had a significant impact on the amount of net interest income earned by the Company.

     Gain on Sale of Finance Contracts. Upon completion of a securitization, the Company recognizes a gain on sale of finance contracts equal to the present value of future excess spread cash flows from the securitization trust, and the difference between the net proceeds from the securitization and the net carrying cost (including the cost of VSI Policy premiums) to the Company of the finance contracts sold. The Class B Certificates and the excess servicing receivable are determined based on the estimated present value of excess spread cash flows from a securitization trust. Excess spread cash flows represent the difference between the weighted average contract rate earned and the rate paid on Class A Certificates issued to third party investors in the securitization, less servicing fees and other costs, over the life of the securitization. Excess spread cash flows are computed by taking into account certain assumptions regarding prepayments, defaults, proceeds from disposal of repossessed assets, and servicing and other costs. The Class B Certificates and excess servicing receivable are determined by discounting the excess spread cash flows at a rate based on assumptions that market participants would use for similar financial instruments subject to prepayment, default, collateral value and interest rate risks. The Class B Certificates are then formed by carving out 80% of the discounted excess spread cash flows. The remaining 20% of the discounted excess spread cash flows represent excess servicing receivable. All excess spread cash flows are paid by the securitization Trustee to the Class B Certificateholders until such time as all accrued interest at 15% together with principal have been paid in full. Subsequently, all remaining excess spread cash flows are paid to the Company and are referred to as the 'Transferor's Interest.' The discounted Transferor's Interest is reported in the balance sheets as excess servicing receivable. In each securitization, all of the Class B Certificates and Transferor's Interest are retained by the Company. The Class B Certificates are used by the Company as collateral on its non-recourse term loans entered into with investors. Each quarter, the Company performs an impairment review of the excess servicing receivable by calculating the net present value of the expected future excess spread cash flows to the Company from the securitization trust utilizing the same discount rate used to record the initial excess servicing receivable. To the extent that market and economic changes occur which adversely impact the assumptions utilized in determining the excess servicing receivable, the Company would record a charge against servicing fee income and write down the asset accordingly. Impairment is determined on a disaggregated basis consistent with the risk characteristics of the underlying finance contracts, consisting principally of origination date and originating dealership, as well as the performance of the pool to date. There were no adjustments required as a result of impairment reviews during any of the periods presented in the financial statements. Should the Company be unable to securitize finance contracts in the form of a sale in a financial reporting period, the Company would likely incur a significant decline in total revenues and net income or report a loss for such period. To date, the Company's securitizations have been characterized as debt for tax purposes. Since the Company records a provision for income taxes on securitizations, alternatively characterizing securitizations as sales for tax purposes would have no effect on net income, although the timing of tax payments by the Company would be accelerated.

     Gain on sale of finance contracts was $3,951,706, $2,749,612 and $2,972,804 for each of the securitizations occurring in December 1995, March 1996 and June 1996 respectively. This represents approximately 15.05%, 16.60% and 16.67% of the outstanding balances of the finance contracts at each of the respective securitization dates. Gain on sale can be broken into three major components: the amount by which the proceeds from the sale of Class A Certificates exceeds the Company's cost basis in the contracts, costs of sale (primarily placement, rating agent, and legal and accounting fees), and discounted excess spread cash flows (the Class B Certificates and Transferor's Interests).

     The Company's cost basis in finance contracts sold has varied from approximately 97.5% to 98.0% of the value of the Class A Certificates. This portion of recognized gain on sale will vary based on the Company's cost of insurance covering the finance contracts and discount obtained upon acquisition of the finance contracts.

     Additionally, costs of sale reduce the total gain recognized. As the Company's securitization program matures, placement fees and other costs associated with the sale should shrink as a percentage of the size of the securitization. For example, costs of sale for the March transaction were $280,000 (or 1.7%), while costs for the June transaction were about $208,000 (or 1.2%).

     Further, the excess spread component of recognized gain is affected by various factors, including most significantly, the coupon on the Class A Certificates and the age of the finance contracts in the pool, as the excess spread cashflow from a pool of aged, as opposed to new, finance contracts is less. The aging (capture of excess spread prior to securitization) necessarily results in less available excess spread cash flow from the securitization. The Company believes that margins in the range of those previously recognized are sustainable subject to adverse interest rate movements, availability of VSI insurance at current rates and the Company's ability to continue purchasing finance contracts at approximately an 8.5% discount.

     The gain on sale of finance contracts is affected by the aggregate principal balance of contracts securitized and the gross interest spread on those contracts. The following table illustrates the gross interest spread for each of the Company's securitizations:

                                                           REMAINING     WEIGHTED
                                                          BALANCE AT     AVERAGE
                                             ORIGINAL      JUNE 30,      CONTRACT    CERTIFICATE                    GROSS
             SECURITIZATION                 BALANCE(1)       1996          RATE         RATE        RATINGS(2)    SPREAD(3)
-----------------------------------------   ----------    -----------    --------    -----------    ----------    ---------
                                             (DOLLARS IN THOUSANDS)
AutoBond Receivables
  Trust 1995-A...........................    $ 26,261       $26,261(4)     18.9%         7.23%         A/A3          11.7%
AutoBond Receivables
  Trust 1996-A...........................      16,563        16,563(4)     19.7          7.15          A/A3          12.5
AutoBond Receivables Trust 1996-B........      17,833        17,833(4)     19.7          7.73          A/A3          12.0
                                            ----------    -----------
     Total...............................    $ 60,657       $60,657
                                            ----------    -----------
                                            ----------    -----------

                                                        (footnotes on next page)

(footnotes from previous page)

(1) Refers only to balances on Class A investor certificates.

(2) Indicates ratings by Fitch Investors Service, L.P. and Moody's Investors Service, Inc., respectively.

(3) Difference between weighted average contract rate and senior Class A Certificate rate.

(4) Before expiration of the revolving period for each trust.

     Servicing Fee Income. The Company earns substantially all of its servicing fee income on the contracts it services on behalf of securitization trusts. Servicing fee income consists of: (i) contractual servicing fees received through securitizations, equal to $7.00 per month per contract included in each trust (excluding amounts paid to third-party servicers by the trust); (ii) Transferor's Interest, reduced by the amortization of the excess servicing receivable; and (iii) fee income earned as servicer for such items as late charges and documentation fees, which are earned whether or not a securitization has occurred.

     Servicing fee income, excess spread cash flows and the value of the excess servicing receivable may be affected by changes in the levels of prepayments, defaults, delinquencies, recoveries and interest rates from those assumed by the Company at the time of securitization. To the extent the assumptions used materially differ from actual results, the amount of cash received by the Company over the remaining life of the securitization could be significantly affected, and the Company would be required to take a charge against earnings, which could have a material adverse effect on the Company's financial condition and operating results. To date, no such charge has been required. See 'Risk Factors -- Defaults on Contracts; Prepayments' and ' -- Loss of Servicing Rights and Suspension of Future Retained Cash Flows.'

EXPENSE ALLOCATIONS

     The Company has shared certain general and administrative expenses with AutoBond, Inc. ('ABI'), a corporation wholly-owned by William Winsauer. Historically, each entity's expenses have been allocated based on the estimated utilization of resources, including employees, office space, equipment rentals and other miscellaneous expenses. The office, equipment and furniture leases at the Company's headquarters are in ABI's name, and accordingly, approximately 75% of ABI's lease expense for the year ended December 31, 1995 was allocated to the Company. As of July 1996, such leases were assigned to the Company. As of January 1, 1996, the Company has been and will be compensated for services rendered and reimbursed for expenses incurred on behalf of ABI, pursuant to a management agreement. See 'Certain Transactions' and Note 12 to Notes to Consolidated Financial Statements. ABI has no material current operations other than to manage its investment in, and its shareholder's investments in, securitizations unrelated to the Company. It is anticipated that ABI will wind down as the outstanding principal of such investments is retired.

FINANCE CONTRACT ACQUISITION ACTIVITY

     The following table sets forth information about the Company's finance contract acquisition activity.

                                                                                                 SIX MONTHS ENDED
                                                         PERIOD FROM                                 JUNE 30,
                                                      INCEPTION THROUGH       YEAR ENDED        -------------------
                                                      DECEMBER 31, 1994    DECEMBER 31, 1995     1995        1996
                                                      -----------------    -----------------    -------     -------
                                                                         (DOLLARS IN THOUSANDS)

Number of finance contracts acquired................           202                2,659           1,042       2,856
Principal balance of finance contracts..............       $ 2,464              $31,915         $12,468     $33,902
Number of active dealerships(1).....................            50                  222             119         252
Number of enrolled dealerships......................            50                  280             169         492

------------

(1) Dealers who have sold at least one finance contract to the Company during the period.

RESULTS OF OPERATIONS

     Period-to-period comparisons of operating results may not be meaningful, and results of operations from prior periods may not be indicative of future results. Because results of operations for 1994 are based on a five-month period from the inception of the Company's operations through December 31, 1994, a comparison of those results to results of operations for fiscal 1995 may not be meaningful. Additionally, comparisons of the six-month periods ended June 30, 1995 and 1996 may not be meaningful as there were no securitization transactions, and only a small whole-loan sale transaction during the first half of 1995. The following discussion and analysis should be read in conjunction with 'Selected Consolidated Financial and Operating Data' and the Company's Consolidated Financial Statements and the Notes thereto.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

Total Revenues

     Total revenues increased $5.8 million to $6.4 million for the six months ended June 30, 1996 from $560,000 for the comparable period ended June 30, 1995.


     Net Interest Income. Net interest income decreased $84,597 to $332,831 for the six months ended June 30, 1996 from $417,428 for the six months ended June 30, 1995. The decrease in net interest income was primarily due to an increase in overall net borrowing costs and fees associated with Revolving Credit Facilities. The average balance of finance contracts held for sale increased $1.5 million to $8.9 million for the six months ended June 30, 1996, from $7.4 million for the six month period ended June 30, 1995. The average APR of outstanding finance contracts was 19.7% at June 30, 1996, compared with 19.2% at June 30, 1995.


     Gain on Sale of Finance Contracts. For the six months ended June 30, 1996, gain on sale of finance contracts amounted to $5.7 million. For the six months ended June 30, 1996, the Company completed two securitizations aggregating approximately $34.4 million in principal amount of finance contracts and the gain on sale of finance contracts accounted for 90.4% of total revenues. For the six months ended June 30, 1995, there were no securitization transactions and only a small whole-loan sale.

     Servicing Fee Income. The Company reports servicing fee income only with respect to finance contracts that are transferred to a securitization trust. In the six months ended June 30, 1996, servicing fee income was $277,208, of which $166,020 was collection agent fees and $111,188 arose from excess spread cash flows net of amortization of the excess servicing receivable. The Company had completed no securitizations and only a small whole-loan sale as of June 30, 1995 and reported no servicing fee income for such period.

Total Expenses

     Total expenses of the Company increased $1.9 million to $3.4 million for the six months ended June 30, 1996 from $1.5 million for the six months ended June 30, 1995. Although operating expenses increased during the six months ended June 30, 1996, the Company's finance contract portfolio grew at a faster rate than the rate of increase in operating expenses. As a result, total expenses as a percentage of total principal balance of finance contracts acquired in period decreased to 10.1% in the six months ended June 30, 1996 from 12.2% in the six months ended June 30, 1995.

     Salaries and Benefits. Salaries and benefits increased $1.5 million to $1.8 million for the six months ended June 30, 1996 from $380,000 for the six months ended June 30, 1995. This increase was due primarily to an increase in the number of the Company's employees. Salaries and benefits are expected to increase due to compensation of the Company's Chief Executive Officer, which the Company began paying in May 1996. See Note 13 to Notes to Consolidated Financial Statements.

     General and Administrative Expenses. General and administrative expenses increased $302,459 to $884,348 for the six months ended June 30, 1996 from $581,889 for the six months ended June 30, 1995. This increase was due primarily to growth in the Company's operations. General and administrative expenses consist principally of office, furniture and equipment leases, professional fees, communications and office supplies, and are expected to increase, upon completion of the Offering, due to the costs of operating as a public company.

     Other Operating Expenses. Other operating expenses (consisting principally of servicing fees, credit bureau reports and insurance) increased $240,162 to $564,237 for the six months ended June 30, 1996 from $324,075 for the six months ended June 30, 1995. This increase was due to increased finance contract acquisition volume.

Net Income

     In the six months ended June 30, 1996, net income increased to $1.9 million from a loss of $931,372 for the six months ended June 30, 1995. The increase was primarily attributable to the two securitization transactions completed in the first quarter of 1996, while there was no securitization transaction and only one small whole-loan sale during the first half of 1995, as well as growth in finance contract acquisitions.

FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED TO PERIOD FROM AUGUST 1, 1994 (INCEPTION) THROUGH DECEMBER 31, 1994

Total Revenues

     Total revenues increased to $4.9 million for the fiscal year ended December 31, 1995 from $19,001 for the period from inception through December 31, 1994. Although the Company was incorporated in June 1993, it did not commence operations until August 1994; thus the period from inception through December 31, 1994 reflects only five months of start-up operations.

     Net Interest Income. Net interest income increased $762,093 to $781,094 for the fiscal year ended December 31, 1995 from $19,001 for the period from inception through December 31, 1994. The increase in net interest income was primarily due to an increase in average balance of finance contracts held for sale. The average daily balance of outstanding finance contracts increased $13.8 million to $14.7 million for the fiscal year ended December 31, 1995 from $855,640 for the period from inception through December 31, 1994. The average APR of finance contracts outstanding was 19.3% at December 31, 1995 as compared to 19.1% at December 31, 1994.

     Gain on Sale of Finance Contracts. In the fiscal year ended December 31, 1995, the gain on sale of finance contracts was $4.1 million, or 83.9% of total revenues, from the securitization of approximately $26.2 million in finance contracts and the sale of finance contracts to a third party. For the period from inception through December 31, 1994, there were no securitizations.

     Servicing Fee Income. The Company completed its first securitization transaction on December 29, 1995; therefore prior to 1996 there was no servicing fee income collected by the Company.

Total Expenses

     Total expenses of the Company increased $3.2 million to $3.8 million for the fiscal year ended December 31, 1995 from $563,606 for the five-month period ended December 31, 1994. Although operating expenses increased during the year ended December 31, 1995, the Company's finance contract portfolio grew at a faster rate than the rate of increase in operating expenses. As a result, total expenses as a percentage of total principal balance of finance contracts acquired in period decreased to 12.2% in the year ended December 31, 1995 from 23.0% in the five months ended December 31, 1994.

     Provision for Credit Losses. Provision for credit losses increased $3,702 to $48,702 for the fiscal year ended December 31, 1995, from $45,000 for the period from inception through December 31, 1994. This increase was due primarily to increased acquisition volume and does not reflect any change in expected defaults as a percentage of finance contracts purchased.

     Salaries and Benefits. Salaries and benefits increased $1.1 million to $1.3 million for the fiscal year ended December 31, 1995 from $225,351 for the five-month period ended December 31, 1994. This increase was due primarily to an increase in the number of the Company's employees.

     General and Administrative Expenses. General and administrative expenses increased $1.2 million to $1.5 million for the fiscal year ended December 31, 1995 from $244,974 for the five-month period ended December 31, 1994. This increase was due primarily to growth in the Company's operations.

     Other Operating Expenses. Other operating expenses increased $914,736 to $963,017 for the fiscal year ended December 31, 1995, from $48,281 for the five-month period ended December 31, 1994, due to the increase in finance contracts acquired.

Net Income

     Net income increased to $873,487 for the fiscal year ended December 31, 1995 from a net loss of $544,605 for the period from inception through December 31, 1994. This increase was primarily attributable to the Company's initial securitization transaction having been completed in December 1995, as well as growth in finance contract acquisitions.

FINANCIAL CONDITION

     Finance Contracts Held for Sale, Net. Finance contracts held for sale, net of allowance for credit losses, decreased $11.8 million to $545,681 at June 30, 1996, from $12.3 million at June 30, 1995; and increased $1.0 million to $3.4 million at December 31, 1995, from $2.4 million at December 31, 1994. The number and principal balance of contracts held for sale are largely dependent upon the timing and size of the Company's securitizations. The Company plans to securitize finance contracts on a regular quarterly basis. See Note 1 to the Notes to Consolidated Financial Statements for a discussion of finance contracts held for sale and allowance for credit losses.

     Trust Receivable. At the time a securitization closes, the Company's securitization subsidiary is required to fund a cash reserve account within the trust to provide additional credit support for the senior trust certificates. Additionally, depending on the structure of the securitization, a portion of the future excess spread cash flows from the trust is required to be deposited in the cash reserve account to increase the initial deposit to a specified level. Amounts on deposit in cash reserve accounts are also reflected as advances to the relevant trust under the item 'Cash flows from investing activities' in the Company's consolidated statements of cash flows. The initial cash reserve deposits for the December 1995, March 1996 and June 1996 securitizations were $525,220, $331,267 and $356,658, respectively, equivalent to 2% of the initial principal amount of the senior trust certificates. A portion of excess spread cash flows will increase such reserves until they reach 6%.

     Excess Servicing Receivable. The following table provides historical data regarding the excess servicing receivable:

                                              PERIOD FROM                                      SIX MONTHS ENDED
                                               INCEPTION           YEAR ENDED                      JUNE 30,
                                          THROUGH DECEMBER 31,    DECEMBER 31,    ------------------------------------------
                                                  1994                1995               1995                   1996
                                          --------------------    ------------    -------------------    -------------------
                                                                        (DOLLARS IN THOUSANDS)
Beginning balance......................            $0                 $  0                $ 0                  $   847
Additions..............................             0                  895                  0                    1,262
Amortization...........................             0                  (48)                 0                     (534)
                                                   --               ------                 --                  -------
Ending balance.........................            $0                 $847                $ 0                  $ 1,575
                                                   --               ------                 --                  -------
                                                   --               ------                 --                  -------

DELINQUENCY EXPERIENCE

     The following table reflects the delinquency experience of the Company's finance contract portfolio at December 31, 1994 and 1995 and at June 30, 1995 and 1996:

                                                      DECEMBER 31,                            JUNE 30,
                                           ----------------------------------    ----------------------------------
                                                1994               1995               1995               1996
                                           --------------    ----------------    ---------------    ---------------
                                                                    (DOLLARS IN THOUSANDS)
Principal balance of finance contracts
  outstanding...........................   $2,450            $31,311             $14,125            $59,392
Delinquent finance contracts(1):
     31-59 days past due................       60    2.46%     1,440     4.60%       597    4.23%     3,075    5.18%
     60-89 days past due................        7    0.30        474     1.51        129    0.91        933    1.57
     90 days past due and over..........        0    0.00        246     0.79         68    0.48        532    0.89
                                           ------    ----    -------    -----    -------    ----    -------    ----
          Total.........................   $   67    2.76%   $ 2,160     6.90%   $   794    5.62%   $ 4,540    7.64%
                                           ------    ----    -------    -----    -------    ----    -------    ----
                                           ------    ----    -------    -----    -------    ----    -------    ----

------------

(1) Percentage based on outstanding balance. Excludes finance contracts where the underlying vehicle is repossessed, the borrower is in bankruptcy, or there are insurance claims filed.

CREDIT LOSS EXPERIENCE

     An allowance for credit losses is maintained for all contracts held for sale. See Notes 1 and 3 to Notes to Consolidated Financial Statements. The Company reports a provision for credit losses on finance contracts held for sale. Management evaluates the reasonableness of the assumptions employed by reviewing credit loss experience, delinquencies, repossession trends, the size of the finance contract portfolio and general economic conditions and trends. If necessary, assumptions will be changed in the future to reflect historical experience to the extent it deviates materially from that which was assumed. Since inception, the Company's assumptions have been consistent and are adequate based upon actual experience. Accordingly, no additional charges to earnings to date have been necessary to accommodate more adverse experience than anticipated.

     If a delinquency exists and a default is deemed inevitable or the collateral is in jeopardy, and in no event later than the 90th day of delinquency (as required by the VSI Policy), the Company's Collections Department will initiate the repossession of the financed vehicle. Bonded, insured outside repossession agencies are used to secure involuntary repossessions. In most jurisdictions, notice to the borrower of the Company's intention to sell the repossessed vehicle is required, whereupon the borrower may exercise certain rights to cure his or her default or redeem the automobile. Following the expiration of the legally required notice period, the repossessed vehicle is sold at a wholesale auto auction (or in limited circumstances, through dealers), usually within 60 days of the repossession. The Company closely monitors the condition of vehicles set for auction, and procures an appraisal under the VSI Policy prior to sale. Liquidation proceeds are applied to the borrower's outstanding obligation under the finance contract and loss deficiency claims under the VSI Policy and Credit Endorsement are then filed. The physical damage and loss provisions of the VSI Policy insures each financed vehicle against losses relating to (i) physical damage to repossessed vehicles,
(ii) failure to file or record necessary instruments or documents, and (iii) loss or confiscation of the vehicle. Generally the amount of coverage will not exceed (i) the vehicle's replacement value, (ii) its cash value less salvage value, (iii) the unpaid Finance Contract balance, (iv) $40,000 per vehicle ($25,000 per occurrence for repossessed vehicles), or (v) the lesser of the amounts under clauses (i)-(iv) above less other insurance coverage on the vehicle. The Company also has obtained credit deficiency balance coverage through the Credit Endorsement of the VSI Policy. See 'Business -- Insurance.'

     Because of the Company's limited operating history, its finance contract portfolio is somewhat unseasoned. Accordingly, delinquency and charge-off rates in the portfolio may not fully reflect the rates that may apply when the average holding period for finance contracts in the portfolio is longer. Increases in the delinquency and/or charge-off rates in the portfolio would adversely affect the Company's ability to obtain credit or securitize its receivables.

     The following table summarizes the Company's credit loss experience from inception through June 30, 1996.

                                                                                             FOR THE PERIOD FROM
                                                                                          AUGUST 1, 1994 (INCEPTION)
                                                                                            THROUGH JUNE 30, 1996
                                                                                          --------------------------
                                                                                            (DOLLARS IN THOUSANDS)
Cumulative initial finance contract principal balances acquired........................            $ 68,218
Gross charge-offs......................................................................               3,299
Recoveries(1)..........................................................................              (2,980)
                                                                                                 ----------
Net charge-offs(1).....................................................................            $    319
                                                                                                 ----------
                                                                                                 ----------
Gross charge-offs as a percentage of cumulative initial finance contract principal
  balances acquired....................................................................                4.84%
Recoveries as a percentage of gross charge-offs(1).....................................                90.3%
Net charge-offs as a percentage of cumulative initial finance contract principal
  balances acquired(1).................................................................                0.47%

------------

(1) With respect to repossessions where full disposition proceeds have not been received, calculations assume immediate recovery of disposition proceeds (including insurance proceeds) and realization of loss at average historic rates. See ' -- Net Loss Per Repossession.' This table is presented for industry comparison purposes and does not reflect the Company's method of accounting for charge-offs and recoveries for financial reporting purposes.

REPOSSESSION EXPERIENCE -- STATIC POOL ANALYSIS

     Because the Company's finance contract portfolio is continuing to grow rapidly, management does not manage delinquency or losses on the basis of a percentage of the Company's finance contract portfolio, because percentages can be favorably affected by large balances of recently acquired finance contracts. Management monitors actual dollar levels of delinquencies and charge-offs and analyzes the data on a 'static pool' basis.

     The following table provides static pool repossession frequency analysis of the Company's portfolio performance from inception through June 30, 1996. In this table, all finance contracts have been segregated by quarter of acquisition. All repossessions have been segregated by the quarter in which the repossessed contract was originally acquired by the Company. Cumulative repossessions equals the ratio of repossessions as a percentage of finance contracts acquired for each segregated quarter. Annualized repossessions equals an annual equivalent of the cumulative repossession ratio for each segregated quarter. This table provides information regarding the Company's repossession experience over time. For example, recently acquired finance contracts demonstrate very few repossessions because properly underwritten finance contracts to subprime consumers generally do not default during the initial term of the contract. After approximately one year of seasoning, frequency of repossessions on an annualized basis appear to reach a plateau. Based on industry statistics and the performance experience of the Company's finance contract portfolio, the Company believes that finance contracts seasoned in excess of approximately 18 months will start to demonstrate declining repossession frequency.

                                                                       REPOSSESSION FREQUENCY
            YEAR AND QUARTER OF                REPOSSESSIONS BY    ------------------------------
                ACQUISITION                    QUARTER ACQUIRED    CUMULATIVE(1)    ANNUALIZED(2)    CONTRACTS ACQUIRED
--------------------------------------------   ----------------    -------------    -------------    ------------------
1994
     Q3.....................................           1               11.11%            5.56%                  9
     Q4.....................................          24               12.44             7.11                 193
1995
     Q1.....................................          69               13.22%            8.81%                522
     Q2.....................................          61               11.71             9.37                 521
     Q3.....................................          49                7.99             7.99                 613
     Q4.....................................          62                6.18             8.24               1,003
1996
     Q1.....................................          20                1.53%            3.06%              1,310
     Q2.....................................           3                0.19             0.76               1,550

                                                        (footnotes on next page)

(footnotes from previous page)

(1) For each quarter, cumulative repossession frequency equals the number of repossessions divided by contracts acquired.

(2) Annualized repossession frequency converts cumulative repossession frequency into an annual equivalent (e.g., for Q4 1994, 24 repossessions divided by 193 contracts acquired, divided by 7 quarters outstanding times four equals an annualized repossession frequency of 7.11%).

NET LOSS PER REPOSSESSION

     Upon initiation of the repossession process, it is the Company's intent to complete the liquidation process as quickly as possible. The majority of repossessed vehicles are sold at wholesale auction. The Company is responsible for the costs of repossession, transportation and storage. The Company's net charge-off per repossession equals the unpaid balance less the auction proceeds (net of associated costs) and less proceeds from insurance claims. The following table demonstrates the net charge-off per repossessed automobile since inception.


                                                                                                          FROM
                                                                                                     AUGUST 1, 1994
                                                                                                     (INCEPTION) TO
                                                                                                     JUNE 30, 1996
                                                                                                     --------------

Number of finance contracts acquired..............................................................          5,714
Number of finance vehicles repossessed............................................................            289
     Repossessed units disposed of................................................................            144
     Repossessed units in inventory awaiting disposition..........................................            145

Cumulative gross charge-offs(1)...................................................................     $1,643,679
Costs of repossession(1)..........................................................................         33,861
Proceeds from auction, physical damage insurance and refunds(1)...................................     (1,178,170)
                                                                                                     --------------
     Net loss.....................................................................................        499,370
     Deficiency insurance settlement received(1)..................................................       (340,247)
                                                                                                     --------------
Net charge-offs(1)................................................................................     $  159,123
                                                                                                     --------------
                                                                                                     --------------
Net charge-off per unit disposed..................................................................         $1,105
Recoveries as a percentage of cumulative gross charge-offs........................................           92.4%


------------

(1) Amounts are based on actual liquidation and repossession proceeds (including insurance proceeds) received on units for which the repossession process had been completed as of June 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has primarily funded its operations and the growth of its finance contract portfolio through six principal sources of capital: (i) cash flows from operating activities; (ii) funds provided from borrowers' payments received under finance contracts held for sale; (iii) borrowings under various warehouse and working capital facilities; (iv) proceeds from securitization transactions; (v) cash flows from servicing fees; and (vi) proceeds from the issuances of subordinated debt and capital contributions of principal shareholders.

     Cash Flows. Significant cash flows related to the Company's operating activities include the use of cash for purchases of finance contracts, and cash provided by payments on finance contracts and sales of finance contracts. For the year ended December 31, 1995 and the six months ended June 30, 1996, $31.2 million and $33.4 million, respectively, was used by the Company to purchase finance contracts, $2.7 million and $324,957, respectively, was received as payments on finance contracts, and $27.4 million and $35.8 million, respectively, was received from sales of finance contracts, primarily through securitizations. The Company used $525,220 and $687,925 to fund cash reserve accounts for the securitizations completed in the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

     Significant activities comprising cash flows from financing activities include net repayments under revolving warehouse credit facilities ($904,355 for the year ended December 31, 1995 and $913,129 for the six months ended June 30,
1996)  and  net  proceeds  from  borrowings  against  excess  spread  cash flows

($2.7 million for the year ended December 31, 1995 and $3.6 million for the six months ended June 30, 1996).


     Warehouse Credit Facilities. The Company obtains a substantial portion of its working capital for the acquisition of finance contracts through warehouse credit facilities. Under a warehouse facility, the lender generally advances amounts requested by the borrower on a periodic basis, up to an aggregate maximum credit limit for the facility, for the acquisition and servicing of finance contracts or other similar assets. Until proceeds from a securitization transaction are used to pay down outstanding advances, as principal payments are received on the finance contracts, the principal amount of the advances may be paid down incrementally or reinvested in additional finance contracts on a revolving basis.

     At June 30, 1996, the Company had approximately $237,000 outstanding on a $10.0 million revolving credit facility (the 'Sentry Facility') with Sentry Financial Corporation ('Sentry'), which expires on July 31, 1998. The proceeds from borrowings under the Sentry Facility are used to acquire finance contracts, to pay credit default insurance premiums and to make deposits to a reserve account with Sentry. The Company pays a utilization fee of up to 0.21% per month on the average outstanding balance under the Sentry Facility. The Sentry Facility also requires the Company to pay up to 0.62% per quarter on the average unused balance. Interest is payable monthly and accrues at a per annum rate of prime plus 1.75% (which was approximately 10.25% at June 30, 1996).

     The Sentry Facility contains certain conditions and imposes certain requirements, including, among other things, minimum net worth and cash and cash equivalent balances in the reserve accounts. Under the Sentry Facility, the Company paid interest of $412,000 for the year ended December 31, 1995. In April 1996, the Company agreed to pay a one-time commitment fee of $700,000 to Sentry.

     On May 22, 1996, the Company, through its wholly-owned subsidiary AutoBond Funding Corporation II, entered into a $20.0 million warehouse facility (the 'Providian Facility') with Peoples Security Life Insurance Company (an affiliate of Providian Capital Management), which expires December 15, 1996. The proceeds from the borrowings under the Providian Facility are to be used to acquire finance contracts, to pay credit default insurance premiums and to make deposits to a reserve account. Interest is payable monthly at a per annum rate of LIBOR plus 2.60% with a maximum rate of 11.0% and a minimum rate of 7.60%. The Providian Facility also requires the Company to pay a monthly fee on the average unused balance at a per annum rate of 0.25%. Borrowings under the Providian Facility are rated investment-grade by a nationally recognized statistical rating organization. The Providian Facility contains certain covenants and representations similar to those in the agreements governing the Company's existing securitizations.

     The Company's wholly-owned subsidiary, AutoBond Funding Corporation I ('AutoBond Funding'), entered into a warehouse credit facility (the 'Nomura Facility') with Nomura Asset Capital Corporation, pursuant to a credit agreement dated as of June 16, 1995, with a final maturity date of June 16, 2005. This facility was terminated at the lender's option, and no new advances were made after February 6, 1996. The Nomura Facility provided advances to AutoBond Funding up to a maximum aggregate principal amount of $25.0 million for the acquisition of finance contracts. On March 29, 1996, the remaining total outstanding balance of advances of $9.0 million, and interest of $89,000, were paid by AutoBond Funding. As of June 30, 1996 no advances were outstanding with respect to the Nomura Facility.

     Securitization Program. In its securitization transactions, the Company sells pools of finance contracts to a special purpose subsidiary, which then sells the finance contracts to a trust in exchange for cash and certain retained beneficial interests in future excess spread cash flows. The trust issues two classes of fixed income investor certificates: 'Class A Certificates,' which are sold to investors, generally at par with a fixed coupon, and subordinated excess spread certificates ('Class B Certificates'), representing a senior interest in excess spread cash flows from the finance contracts, which are typically retained by the Company's securitization subsidiary and which collateralize borrowings on a non-recourse basis. The Company also funds a cash reserve account that provides credit support to the Class A Certificates. The Company's securitization subsidiaries also retain a 'Transferor's Interest' in the contracts that is subordinate to the interest of the investor certificateholders. The retained interests entitle the Company to receive the future cash flows from the trust after payment to investors, absorption of losses, if any, that arise from defaults on the transferred finance contracts and payment of the other expenses and obligations of the trust.

     Securitization transactions impact the Company's liquidity primarily in two ways. First, the application of proceeds toward payment of the outstanding advances under warehouse credit facilities makes additional borrowing available, to the extent of such proceeds, under those facilities for the acquisition of additional finance contracts. In December 1995, March 1996 and June 1996 the Company securitized approximately $26.2 million, $16.6 million and $17.8 million, respectively, in nominal principal amount of finance contracts and used the net proceeds to pay down borrowings under its warehouse credit facilities. Second, additional working capital is obtained through the Company's practice of borrowing funds, on a non-recourse basis, collateralized by its interest in future excess spread cash flows from its securitization trusts. At June 30, 1996, the Company held excess servicing receivables and Class B Certificates totalling $7.7 million, substantially all of which had been pledged to secure notes payable of $6.2 million.

     Subordinated Debt. The Company issued subordinated debt in the principal amount of $300,000 to an individual investor pursuant to a subordinated note dated as of March 12, 1996. The subordinated note has a final maturity date of March 12, 1997 and provides for payment of interest at a per annum rate of 10.0% and includes a warrant to purchase 18,811 shares of Common Stock at a price of $0.53 per share.

     Continued availability of funding from the Company's securitization program cannot be guaranteed. However, borrowings under the Company's warehouse facility are rated investment grade by a nationally recognized statistical rating organization. Although the Company currently has only one long-term warehouse facility, management believes that the investment grade rating should allow the Company successfully to obtain additional warehouse financing.

     The warehouse facility provides the short-term cash needed to accumulate loan pools for securitizations. Under the Company's practice of borrowing funds, on a non-recourse basis, collateralized by its interest in future excess spread cash flows, working capital is thereby provided for the cashflow needs of the Company. The structure of the excess spread cashflow and related note payable provides for self-amortization of such debt. The Company's excess spread cashflow projections indicate that the excess spread cashflows will be sufficient to retire the related debt within approximately 30 months of its incurrence. Cash from the excess spread retained by the Company is received monthly, commencing immediately upon completion of the securitization transaction. Interest and principal payments are made first to the Class A Certificateholders, then Trust operating expenses are paid. Excess cashflow, comprised of interest and fees from the loans reduced by interest on Class A Certificates and trust operating expenses, is then distributed in two manners. If the cash reserve account is less than the required amount, 35% of the excess cashflow is retained in the trust to build the cash reserves until required levels are met. The remaining 65% of excess spread cashflow is utilized to first pay down any non-recourse borrowing in full, and then distributed to the Company for operating purposes. The final cash flows for each transaction should be released at the expected maturity of 72 months.

     The Company has entered into a commitment with a private investment management company for financing collateralized by the senior excess spread interests to be created in the Company's next five proposed securitization transactions. Timing and amount of payments of interest and principal on the loans will correspond to distributions from the securitization trusts on the Class B Certificates. The interest rate on such loans will be 15% per annum, payable monthly. The commitment also provides that the Class B Certificates evidencing the interests in such senior excess spread cash flows be rated 'BB' by Fitch.

     The Company expects that the proceeds of this Offering, proceeds from finance contracts, securitization proceeds and borrowings under its warehouse facilities will be sufficient to fund expansion of the Company's business through the end of 1997. The Company has no specific plans or arrangements for additional equity financings, due to the liquidity provided by securitizations and financings of excess spread cash flows. The Company believes it will be able to obtain additional funding through an increase in the maximum amount available for borrowings under its warehouse facilities and through securitizations. There can be no assurance, however, that the Company will be able to obtain such additional funding. See 'Risk Factors -- Liquidity and Capital Resources.'

IMPACT OF INFLATION AND CHANGING PRICES

     Although the Company does not believe that inflation directly has a material adverse effect on its financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. Because the Company borrows funds on a floating rate basis during the period leading up to a securitization, and in many cases purchases finance contracts bearing a fixed rate nearly equal but less than the maximum interest rate permitted by law, increased costs of borrowed funds could have a material adverse impact on the Company's profitability. Inflation also can adversely affect the Company's operating expenses.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 114, 'Accounting by Creditors for Impairment of a Loan' ('SFAS 114'), does not apply to the Company because the Company's finance contract portfolio is comprised of smaller-balance, homogeneous contracts that are collectively evaluated for impairment.

     Statement of Financial Accounting Standards No. 122, 'Accounting for Mortgage Servicing Rights' ('SFAS 122') requires that upon sale or securitization of servicing-retained finance contracts, the Company capitalize the cost associated with the right to service the finance contracts based on their relative fair values. Fair value is determined by the Company based on the present value of estimated net future cash flows related to servicing income. The cost allocated to the servicing right is amortized in proportion to and over the period of estimated net future servicing fee income. SFAS No. 122 had no impact on the Company's financial statements for the six-month period ended June 30, 1996 and would have had no material impact on any of the prior periods presented as servicing fees approximate cost.

     Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS 123'), was issued by the Financial Accounting Standards Board in October 1995. SFAS 123 provides for companies to recognize compensation expense associated with stock based compensation plans over the anticipated service period based on the fair value of the award on the date of grant. SFAS 123 is effective for fiscal years beginning after December 15, 1995. As allowed under SFAS 123, the Company has elected to adopt SFAS 123's disclosure-only alternative and will continue to account for stock-based compensation as prescribed by Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees.'

                                    BUSINESS

GENERAL

     AutoBond Acceptance Corporation (the 'Company') is a specialty consumer finance company engaged in underwriting, acquiring, servicing and securitizing retail installment contracts ('finance contracts') originated by franchised automobile dealers in connection with the sale of used and, to a lesser extent, new vehicles to selected consumers with limited access to traditional sources of credit ('subprime consumers'). Subprime consumers generally are borrowers unable to qualify for traditional financing due to one or more of the following reasons: negative credit history (which may include late payments, charge-offs, bankruptcies, repossessions or unpaid judgments); insufficient credit, employment or residence histories or high debt-to-income or payment-to-income ratios (which may indicate payment or economic risk).


     The Company acquires finance contracts directly from franchised automobile dealers, makes credit decisions using its own underwriting guidelines and credit personnel and performs the collection function for finance contracts using its own collections department. The Company also acquires finance contracts from third parties other than dealers, for which the Company reunderwrites and collects such finance contracts in accordance with the Company's standard guidelines. See 'Recent Developments.' The Company securitizes portfolios of these retail automobile installment contracts to efficiently utilize limited capital to allow continued growth and to achieve sufficient finance contract volume to allow profitability. The Company markets a single finance contract acquisition program to automobile dealers which adheres to consistent underwriting guidelines involving the purchase of primarily late-model used vehicles. This enables the Company to securitize those contracts into investment grade securities with similar terms from one issue to another providing consistency to investors. Through June 30, 1996, the finance contracts acquired by the Company had, upon acquisition, an average initial principal balance of $11,941, a weighted average annual percentage rate ('APR') of 19.5%, a weighted average finance contract acquisition discount of 8.6% and a weighted average maturity of 53.0 months.


     The Company was formed to capitalize on senior management's experience in the consumer auto finance industry, including in the securitization of subprime automobile finance contracts and to fulfill the founders' desire to create an ongoing business that controlled the dealer origination, underwriting and collection functions. From 1989 to 1994, the Company's chairman, William O. Winsauer, structured 20 investment-grade securitizations of subprime consumer automobile finance contract portfolios, aggregating approximately $190 million in principal amount, which were originated, underwritten and serviced by third party intermediaries. The Company has developed the necessary experience and relationships to underwrite, acquire, securitize and service finance contracts by assembling a team of experienced professionals. The Company's senior operating management averages 23 years of experience in the consumer finance industry, including in the operation of automobile dealerships, underwriting and acquiring consumer finance contracts, collections, and investment banking and securitizations. The Company's credit underwriters average 13 years of experience in the auto finance industry, and its sales representatives and collections professionals average ten and seven years of industry experience, respectively. While securitization is a relatively new financing technique, the Company's executives in that area average ten years of securitization experience.

     The Company commenced operations in August 1994 and through June 30, 1996 had acquired 5,714 finance contracts (91.0% with obligors who resided in Texas) with an aggregate initial principal balance of $68.2 million, of which $60.7 million have been securitized in three investment-grade transactions. In the six month period ended June 30, 1996, the Company underwrote and acquired 2,856 finance contracts with an aggregate initial principal balance of $33.9 million. At June 30, 1996, the Company had 492 dealer relationships in 16 states, substantially all of which were franchised dealers of major automobile manufacturers. The Company earned net income of $873,487 for the fiscal year ended December 31, 1995, compared to a loss of $544,605 for the period from inception through December 31, 1994. The Company earned net income of $1.9 million for the six months ended June 30, 1996, compared to a loss of $931,372 for the six months ended June 30, 1995. As of June 30, 1996, the Company conducted notable business in 7 states (defined as those states that each represent at least 1.0% of the total number of finance contracts acquired during the first half of 1996). The Company generally finances vehicles ranging in age from zero to seven years. The average age of financed vehicles at the time the related finance contracts were acquired has been approximately two years. Vehicles older than seven years with below-average mileage or superior service histories are occasionally approved by the Company for financing.

GROWTH AND BUSINESS STRATEGY

     The Company's growth strategy anticipates the acquisition of an increasing number of finance contracts. The key elements of this strategy include: (i) increasing the number of finance contracts acquired per automobile dealer; (ii) expanding the Company's presence within existing markets; (iii) penetrating new markets that meet the Company's economic, demographic and business criteria, and
(iv) securitizing portfolios of acquired finance contracts.

     To foster its growth and increase profitability, the Company will continue to pursue a business strategy based on the following principles:

     TARGETED MARKET AND PRODUCT FOCUS -- The Company targets the subprime auto finance market because it believes that subprime finance presents greater opportunities than does prime lending. This greater opportunity stems from a number of factors, including the relative newness of sub-prime auto finance, the range of finance contracts that various subprime auto finance companies provide, the relative lack of competition compared to traditional automotive financing and the potential returns sustainable from large interest rate spreads. The Company focuses on late-model used rather than new vehicles, as management believes the risk of loss is lower on used vehicles due to lower depreciation rates, while interest rates are typically higher than on new vehicles. For the period from inception through June 30, 1996, new vehicles and used vehicles represented 10.7% and 89.3%, respectively, of the finance contract portfolio measured by dollar value of amounts financed and 8.0% and 92.0%, respectively, as a percentage of units acquired. In addition, the Company concentrates on acquiring finance contracts from dealerships franchised by major automobile manufacturers because they typically offer higher quality vehicles, are better capitalized than used car dealers, and have good service facilities.

     EFFICIENT FUNDING STRATEGIES -- Through an investment-grade warehouse facility and a quarterly securitization program, the Company increases its liquidity, redeploys its capital and reduces its exposure to interest rate fluctuations. The Company has also developed the ability to borrow funds on a non-recourse basis, collateralized by excess spread cash flows from its securitization trusts. The net effect of the Company's funding and securitization program is to provide more capital than the Company consumes in funding loans, resulting in positive cash flow, lower overall costs of funding, and permitting loan volume to increase without requiring additional equity capital.

     UNIFORM UNDERWRITING CRITERIA -- To manage the risk of delinquency or defaults associated with subprime consumers, the Company has utilized since inception a single set of underwriting criteria which are consistently applied in evaluating credit applications. This evaluation process is conducted on a centralized basis utilizing experienced personnel. These uniform underwriting criteria create consistency in the securitized portfolios of finance contracts that make them more easily analyzed by the rating agencies and more marketable and permit static pool analysis of loan defaults to optimally structure securitizations. See 'Management's
     Discussion  and  Analysis  --   Repossession  Experience  --  Static   Pool
     Analysis.'

     CENTRALIZED OPERATING STRUCTURE -- While the Company establishes and maintains relationships with dealers through sales representatives located in the geographic markets served by the Company, all of the Company's day-to-day operations are centralized at the Company's offices in Austin, Texas. This centralized structure allows the Company to closely monitor its marketing, funding, underwriting and collections operations and eliminates the expenses associated with full-service branch or regional offices.

     EXPERIENCED MANAGEMENT TEAM -- The Company actively recruits and retains experienced personnel at the executive, supervisory and managerial levels. The senior operating management of the Company consists of seasoned automobile finance professionals with an average of 24 years' experience in underwriting, collecting and financing automobile finance contracts.

     INTENSIVE COLLECTION MANAGEMENT -- The Company believes that intensive collection efforts are essential to ensure the performance of subprime finance contracts and to mitigate losses. The Company's collections managers contact delinquent accounts frequently, working cooperatively with customers to get full or partial payments, but will initiate repossession of financed vehicles no later than the 90th day of delinquency. As of June 30, 1996, a total of 85, or 1.5%, of the Company's finance contracts outstanding were between 60 and 90 days past due. Since inception through June 30, 1996, the Company repossessed approximately 5.1% of its financed vehicles.

     LIMITED LOSS EXPOSURE -- To reduce its potential losses on defaulted finance contracts, the Company insures each finance contract it funds against damage and fraud to the financed vehicle through a vender's comprehensive single interest physical damage insurance policy (the 'VSI Policy'). In addition, the Company purchases credit default insurance through a deficiency balance endorsement (the 'Credit Endorsement') to the VSI Policy. The Credit Endorsement reimburses the Company for the difference between the unpaid finance contract balance and the net proceeds received in connection with the sale of the repossessed vehicle. Moreover, the Company limits loan-to-value ratios and applies a purchase price discount to the finance contracts it acquires. The Company's combination of underwriting criteria, intensive collection efforts and the VSI Policy and Credit Endorsement has resulted in net charge-offs (after receipt of liquidation and insurance proceeds) of 7.6% of the principal balance outstanding on disposed repossessed vehicles as of June 30, 1996. See 'Management's Discussion and Analysis & Financial Condition and Results of Operations -- Net Loss per Repossession.'

BORROWER CHARACTERISTICS

     Borrowers under finance contracts in the Company's finance contract portfolio are generally sub-prime consumers. Subprime consumers are purchasers of financed vehicles with limited access to traditional sources of credit and are generally individuals with weak or no credit histories. Based on a randomly-selected representative sample of 107 finance contracts in the finance contract portfolio, the Company has determined the following characteristics with respect to its finance contract borrowers. The average borrower's monthly income is $2,605, with an average payment-to-income ratio of 13.9% and an average debt-to-income ratio of 35.8%. The Company's guidelines permit a maximum payment-to-income ratio and debt-to-income ratio of 22% and 50%, respectively. The average borrower's time spent at current residence is 42 months, while the average time of service at current employer is 47 months. The average down payment is 18.5% of the amount financed. The age of the average borrower is 34 years.

CONTRACT PROFILE

     From inception to June 30, 1996, the Company acquired 5,714 finance contracts with an aggregate initial principal balance of $68.2 million. Of the finance contracts acquired, approximately 8.0% have related to the sale of new automobiles and approximately 92.0% have related to the sale of used automobiles. The average age of used financed vehicles was approximately two years at the time of sale. The finance contracts had, upon acquisition, an average initial principal balance of $11,941; a weighted average APR of 19.5%; a weighted average finance contract acquisition discount of 8.6%; and a weighted average contractual maturity of 53.0 months. As of June 30, 1996, the finance contracts in the finance contract portfolio had a weighted average remaining maturity of 47.8 months. Since inception, the Company's cumulative net charge-offs have been $319,345 or 0.47% of the portfolio's aggregate initial principal balance. With respect to repossessions where full disposition proceeds have not been received, these cumulative net charge-off calculations assume immediate recovery of disposition proceeds (including insurance proceeds) and realization of loss at average historic loss rates.

DEALER NETWORK

     General. The Company acquires finance contracts originated by automobile dealers in connection with the sale of late-model used and, to a lesser extent, new cars to subprime borrowers. Accordingly, the Company's business development strategy depends on enrolling and promoting active participation by automobile dealers in the Company's financing program. Dealers are selected on the basis of geographic location, financial strength, experience and integrity of management, stability of ownership, quality of used car inventory, participation in subprime financing programs, and the anticipated quality and quantity of finance contracts which they originate. The Company principally targets dealers operating under franchises from major automobile manufacturers, rather than independent used car dealers. The Company believes that franchised dealers are generally more stable and offer higher quality vehicles than independent dealers. This is due, in part, to careful initial screening and ongoing monitoring by the automobile manufacturers and to the level of financial commitment necessary to secure and maintain a franchise. As of June 30, 1996, the Company was licensed or qualified to do business in 26 states. Over the near term, the Company intends to focus its proposed geographical expansion on states in the midwest and mid-Atlantic regions.

     The following table sets forth information about the Company's acquisitions from its dealer network.

                                                   ACQUISITION OF FINANCE CONTRACTS
                                         ----------------------------------------------------
                                                                             SIX MONTHS
                                           YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                         ----------------------------  ----------------------
                                             1994           1995          1995        1996
                                         -------------  -------------  ----------  ----------

Number of active dealers during
  period(1).............................          50             222         119         252
Total number of dealers subject to
  dealer agreements(2)..................          50             280         169         492
Number of active states(3)..............           2               7           5          12
Number of finance contracts acquired
  during period.........................         202           2,659       1,042       2,856
Aggregate principal balance of finance
  contracts acquired during period
  (dollars in thousands)................ $     2,454    $     31,200   $  12,207   $  33,358

------------

(1) Based upon those dealers from which the Company acquired finance contracts during the related period.

(2) Aggregate number of dealers based upon signed agreements with dealers from whom the Company will accept applications for finance contracts.

(3) Based upon those states in which the Company has acquired more than one finance contract during the related period.

     Location of Dealers. Approximately 52.8% of the Company's dealer network consists of dealers located in Texas, where the Company has operated since 1994. During the six months ended June 30, 1996, the Company acquired finance contracts from dealers in fifteen states.

     The following table summarizes, with respect to each state in which the Company operates, the date operations commenced, the number of dealers with whom the Company had dealer agreements in such state as of June 30, 1996 and the number of finance (and percentage of total finance) contracts acquired by the Company from dealers in such state during the last fiscal year and for the six months ended June 30, 1996:

                                                                               FINANCE CONTRACTS ACQUIRED
                                                                           ----------------------------------
                                                           NUMBER OF         YEAR ENDED         SIX MONTHS
                                                          DEALERS AT        DECEMBER 31,           ENDED
                                                         JUNE 30, 1996          1995           JUNE 30, 1996
                                      DATE BUSINESS     ---------------    ---------------    ---------------
              STATES                    COMMENCED       NUMBER      %      NUMBER      %      NUMBER      %
-----------------------------------   --------------    ------    -----    ------    -----    ------    -----

Texas..............................   September 1994      260      52.8%   2,425      91.2%   2,523      88.3%
Oklahoma...........................    November 1994       50      10.2       94       3.5        8       0.3
Connecticut........................     January 1995       12       2.4       63       2.4        0       0.0
New Mexico.........................         May 1995       17       3.5       44       1.6       57       2.0
Utah...............................        June 1995       15       3.0       18       0.7        1       0.0
Georgia............................     October 1995       47       9.6       10       0.4       44       1.6
Arizona............................    November 1995       10       2.0        5       0.2       15       0.5
Missouri...........................     January 1996        2       0.4        0       0.0        1       0.0
Colorado...........................     January 1996        9       1.8        0       0.0       58       2.0
Maryland...........................    February 1996       12       2.4        0       0.0       37       1.3
Ohio...............................       March 1996       19       3.9        0       0.0       20       0.7
Florida............................       April 1996       14       2.9        0       0.0       53       1.9
Virginia...........................       April 1996        3       0.6        0       0.0        6       0.2
Pennsylvania.......................         May 1996       19       3.9        0       0.0       27       1.0
North Carolina.....................        June 1996        1       0.2        0       0.0        1       0.0
South Carolina.....................        June 1996        2       0.4        0       0.0        5       0.2
                                                        ------    -----    ------    -----    ------    -----
     Total.........................                       492     100.0%   2,659     100.0%   2,856     100.0%
                                                        ------    -----    ------    -----    ------    -----
                                                        ------    -----    ------    -----    ------    -----


     A group of six dealerships (including Charlie Thomas Ford) under substantial common ownership accounted for 14.8% (12.3% and 17.5% for the fiscal year ended 1995 and the first half of 1996 respectively) of finance contracts acquired during the same period. One dealership, Charlie Thomas Ford, Inc. of Houston, Texas, accounted for 11.2% of the finance contracts acquired by the Company for the period from inception through June 30, 1996 (8.7% and 14.0% for the fiscal year ended 1995 and the first half of 1996 respectively).


DEALER SOLICITATION

     Marketing Representatives. As of June 30, 1996, the Company utilized thirteen marketing representatives, eight of which were individuals employed by the Company and five of which were marketing organizations serving as independent representatives. These representatives have an average of ten years experience in the automobile financing industry. Each marketing representative reports to, and is supervised by, the Company's Vice President -- Marketing. The Company is currently evaluating candidates for additional marketing representative positions. The marketing representatives reside in the region for which they are responsible. Marketing representatives are compensated on the basis of a salary plus commissions based on the number of finance contracts purchased by the Company in their respective areas. The Company maintains an exclusive relationship with the independent marketing representatives and compensates such representatives on a commission basis. All marketing representatives undergo training and orientation at the Company's Austin headquarters.

     The Company's marketing representatives establish financing relationships with new dealerships, and maintain existing dealer relationships. Each marketing representative endeavors to meet with the managers of the finance and insurance ('F&I') departments at each targeted dealership in his or her territory to introduce and enroll dealers in the Company's financing program, educating the F&I managers about the Company's underwriting philosophy, its practice of using experienced underwriters (rather than computerized credit scoring) to review applications, and the Company's commitment to a single lending program that is easy for dealers to master and administer. The marketing representatives offer training to dealership personnel regarding the Company's program guidelines, procedures and philosophy.

     After each dealer relationship is established, a marketing representative continues to actively monitor the relationship with the objective of maximizing the volume of applications received from the dealer that meet the Company's underwriting standards. Due to the non-exclusive nature of the

Company's relationships with dealers, the dealers retain discretion to determine whether to seek financing from the Company or another financing source. Each representative submits a weekly call report describing contacts with prospective and existing dealers during the preceding week and a monthly competitive survey relating to the competitive situation and possible opportunities in the region. The Company provides each representative a weekly report detailing applications received and finance contracts purchased from all dealers in the region. The marketing representatives regularly telephone and visit F&I managers to remind them of the Company's objectives and to answer questions. To increase the effectiveness of these contacts, the marketing representatives can obtain real-time information from the Company's newly installed management information systems, listing by dealership the number of applications submitted, the Company's response to such applications and the reasons why a particular application was rejected. The Company believes that the personal relationships its marketing representatives establish with the F&I managers are an important factor in creating and maintaining productive relationships with its dealership customer base.

     The role of the marketing representatives is generally limited to marketing the Company's financing program and maintaining relationships with the Company's dealer network. The marketing representatives do not negotiate, enter into or modify dealer agreements on behalf of the Company, do not participate in credit evaluation or loan funding decisions and do not handle funds belonging to the Company or its dealers. Over the last several months, the Company has added marketing representatives in additional states, including Colorado, Maryland, Virginia, Florida, Ohio, South Carolina, North Carolina and Pennsylvania. The Company intends to develop notable finance contract volume in each state in which it initiates coverage. The Company has elected not to establish full service branch offices, believing that the expenses and administrative burden of such offices are generally unjustified. The Company has concluded that the ability to closely monitor the critical functions of finance contract approval and contract administration and collection are best performed and controlled on a centralized basis from its Austin facility.

     Dealer Agreements. Each dealer with which the Company establishes a financing relationship enters into a non-exclusive written dealer agreement (a 'Dealer Agreement') with the Company, governing the Company's acquisition of finance contracts from the dealer. A Dealer Agreement generally provides that the dealer shall indemnify the Company against any damages or liabilities, including reasonable attorney's fees, arising out of (i) any breach of a representation or warranty of the dealer set forth in the Dealer Agreement or
(ii) any claim or defense that a borrower may have against a dealer relating to a financing contract. Representations and warranties in a Dealer Agreement generally relate to such matters as whether (a) the financed automobile is free of all liens, claims and encumbrances except the Company's lien, (b) the down payment specified in the finance contract has been paid in full and whether any part of the down payment was loaned to the borrower by the dealer and (c) the dealer has complied with applicable law. If the dealer violates the terms of the Dealer Agreement with respect to any finance contract, the dealer must repurchase such contract on demand for an amount equal to the unpaid balance and all other indebtedness due to the Company from the borrower.

FINANCING PROGRAM

     Unlike certain competitors who offer numerous marketing programs that the Company believes serve to confuse dealers and borrowers, the Company markets a single financing contract acquisition program to its dealers. The Company believes that by focusing on a single program, it realizes consistency in achieving its contract acquisition criteria, which aids the funding and securitization process. The finance contracts purchased by the Company must meet several criteria, including that each contract: (i) meets the Company's underwriting guidelines; (ii) is secured by a new or late-model used vehicle of a type on the Company's approved list; (iii) was originated in a jurisdiction in the United States in which the Company was licensed or qualified to do business, as appropriate; (iv) provides for level monthly payments (collectively, the 'Scheduled Payments') that fully amortize the amount financed over the finance contract's original contractual term; (v) has an original contractual term from 24 to 60 months; (vi) provides for finance charges at an APR between 14% and 30%; (vii) provides for a verifiable down payment of 10% or more of the cash selling price; and (viii) is not past due or does not finance a vehicle which is in repossession at the time the finance contract is presented to the Company for acquisition. Although the Company has in the past acquired a substantial number of finance contracts for which principal and interest are calculated according to the Rule of 78s, the Company's present policy is to acquire primarily finance contracts calculated using the simple interest method.

     The amount financed with respect to a finance contract will generally equal the aggregate amount advanced toward the purchase price of the financed vehicle, which equals the net selling price of the vehicle (cash selling price less down payment and trade-in), plus the cost of permitted automotive accessories (e.g., air conditioning, standard transmission, etc.), taxes, title and license fees, credit life, accident and health insurance policies, service and warranty contracts and other items customarily included in retail automobile installment contracts and related costs. Thus, the amount financed may be greater than the Manufacturers Suggested Retail Price ('MSRP') for new vehicles or the market value quoted for used vehicles. Down payments must be in cash or real value of traded-in vehicles. Dealer-assisted or deferred down payments are not permitted.

     The Company's VSI Policy limits the net selling price of a vehicle to be financed to a maximum of 95% of the vehicle's retail book value. In addition, the Company's current purchase criteria limit acceptable finance contracts to a maximum (a) net selling price of the lesser of (i) 112% of wholesale book value (or dealer invoice for new vehicles) or (ii) 95% of retail book value (or MSRP for new vehicles) and (b) amount financed of 120% of retail book value in the case of a used vehicle, or 120% of MSRP in the case of a new vehicle. In assessing the value of a trade-in for purposes of determining the vehicle's net selling price, the Company uses the published wholesale book value without regard to the value assigned by the dealer.

     The following table sets forth the characteristics of a typical finance contract originated by a dealer and the application of the Company's acquisition guidelines to such contract.

                        SAMPLE CONTRACT CHARACTERISTICS

              ITEM                  DOLLAR VALUE                               COMMENTS
---------------------------------   ------------   ----------------------------------------------------------------

Cash selling price...............     $ 12,000
Down payment.....................       (1,800)    15% down, using real trade equity and/or cash
Net selling price................       10,200     Also defined as 'Base Advance'
Allowed add-ons:
     Tax, title and license......          700
     Credit life insurance.......          500     Rates established by state insurance departments
     Disability insurance........          700     Rates established by state insurance departments
     Service contract............        1,200
                                    ------------
Amount financed..................       13,300
                                    ------------
Acquisition discount.............       (1,130)    Typical 8.5% discount
                                    ------------
                                    ------------
Acquisition price................     $ 12,170     Advance to dealer
                                    ------------
Wholesale book (or dealer invoice
  for new vehicles):                               $10,000 (for example shown)
Retail book (or MSRP for new
  vehicles):                                       $12,000 (for example shown)

                      COMPANY ACQUISITION GUIDELINES                                   EXAMPLE SHOWN
--------------------------------------------------------------------------   ----------------------------------

Minimum down payment: 10% of cash selling price:                             $ 1,200    $1,800/$12,000=15%
Maximum base advance: lesser of: (1) 112% of wholesale book:                 $11,200    $10,200/$10,000=102.0%
                                      or (2) 95% of retail book:             $11,400
Maximum amount financed: 120% of retail book (used vehicle):                 $14,400    $13,300/$12,000=110.8%

     The credit characteristics of an application approved by the Company for acquisition generally consist of the following: (i) stability of applicant's employment, (ii) stability of applicant's residence history, (iii) sufficient borrower income, (iv) credit history, and (v) payment of down payment.

     The Company applies a loan-to-value ratio in selecting finance contracts for acquisition calculated as equaling the quotient of: (a) The cash selling price less the down payment on the vehicle, divided by

(b) the wholesale value of the vehicle (net of additions or subtractions for mileage and equipment additions listed in the applicable guide book). For new vehicles, wholesale value is based on the invoice amount, including destination charges. For used vehicles, wholesale value is computed using the applicable guide book (Kelley or NADA) in use within the market in which the vehicle is located.

     All of the Company's finance contracts are prepayable at any time. Finance contracts acquired by the Company must prohibit the sale or transfer of the financed vehicle without the Company's prior consent and provide for acceleration of the maturity of the finance contract in the absence of such consent. For an approved finance contract, the Company will agree to acquire such finance contract from the originating dealer at a non-refundable contract acquisition discount of approximately 8.5% to 12% of the amount financed.

CONTRACT ACQUISITION PROCESS

     General. Having selected an automobile for purchase, the subprime consumer typically meets with the dealership's F&I manager to discuss options for financing the purchase of the vehicle. If the subprime consumer elects to finance the vehicle's purchase through the dealer, the dealer will typically submit the borrower's credit application to a number of potential financing sources to find the most favorable terms. In general, an F&I department's potential sources of financing will include banks, thrifts, captive finance companies and independent finance companies.

     For the six months ended June 30, 1996, 29,412 credit applications were submitted to the Company. Of these 29,412 applications, as of June 30, 1996, approximately 36% were approved and 10% were acquired by the Company.(1) The difference between the number of applications approved and the number of finance contracts acquired is attributable to a common industry practice in which dealers often submit credit applications to more than one finance company and select on the basis of the most favorable terms offered. The prospective customer may also decide not to purchase the vehicle notwithstanding approval of the credit application.

     Contract Processing. Dealers send credit applications along with other information to the Company's Credit Department in Austin via facsimile. Upon receipt, the credit application and other relevant information is entered into the Company's computerized contract administration system by the Company's credit verification personnel and a paper-based file with the original documents is created. Once logged into the system, the applicant's credit bureau reports are automatically accessed and retrieved directly into the system. At this stage, the computer assigns the credit application to the specific credit manager assigned to the submitting dealer for credit evaluation.

     Credit Evaluation. The Company applies uniform underwriting standards. In evaluating the applicant's creditworthiness and the collateral value of the vehicle, the credit underwriter reviews each application in accordance with the Company's guidelines and procedures, which take into account, among other things, the individual's stability of residence, employment history, credit history, ability to pay, income, discretionary income and debt ratio. In addition, the credit underwriter evaluates the applicant's credit bureau report in order to determine if the applicant's (i) credit quality is deteriorating,
(ii) credit history suggests a high probability of default or (iii) credit experience is too limited for the Company to assess the probability of performance. The Company also assesses the value and useful life of the automobile that will serve as collateral under the finance contract. Moreover, the credit underwriters consider the suitability of a proposed loan under its financing program in light of the (a) proposed contract term and (b) conformity of the proposed collateral coverage to the Company's underwriting guidelines.

     Verification of certain applicant-provided information (e.g., employment and residence history) is required before the Company makes its credit decision. Such verification typically requires submission of supporting documentation, such as a paycheck stub or other substantiation of income, or a telephone bill evidencing a current address. In addition, the Company does not normally approve any applications from persons who have been the subject of two or more bankruptcy proceedings or two or more repossessions.

------------
(1) Applications and approvals for May and June are based on estimates due to loss of data incurred in recent changeover of application processing systems.

     The Company's underwriting standards are applied by experienced credit underwriters with a personal analysis of each application, utilizing experienced judgment. These standards have been developed and refined by the Company's senior operating management who, on average, possess more than 24 years in the automobile finance industry. The Company believes that having its credit underwriters personally review and communicate to the submitting dealership the decision with respect to each application, including the reasons why a particular application may have been declined, enhances the Company's relationship with such dealers. This practice encourages F&I managers to submit contracts meeting the Company's underwriting standards, thereby increasing the Company's operating efficiency by eliminating the need to process applications unlikely to be approved. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition.'

     The Company's Credit Department personnel undergo ongoing internal training programs that are scheduled on a weekly basis and are attended by such personnel depending on their responsibilities. All of these personnel are located in the Company's offices in Austin where they are under the supervision of the Vice President -- Credit and the credit manager. The credit manager and the Vice President -- Credit have an aggregate of more than 30 years of experience in the automobile finance business. In addition, the Company reviews all repossessions to identify factors that might require refinements in the Company's credit evaluation procedures.

     Approval Process. The time from receipt of application to final credit approval is a significant competitive factor, and the Company seeks to complete its funding approval decision in an average of two to three hours. When the Company approves the purchase of a finance contract, the credit manager notifies the dealer by facsimile or telephone. Such notice specifies all pertinent information relating to the terms of approval, including the interest rate, the term, information about the automobile to be sold and the amount of discount that the Company will deduct from the amount financed prior to remitting the funds to the dealer. The discount is not refundable to the dealer.

     Contract Purchase and Funding. Upon final confirmation of the terms by the borrower, the dealer completes the sale of the automobile to the borrower. After the dealer delivers all required documentation (including an application for title or a dealer guaranty of title, naming the Company as lienholder) to the Company, the Company remits funds to the dealer via overnight delivery service, generally within 48 hours of having received the complete loan funding package. As a matter of policy, the Company takes such measures as it deems necessary to obtain a perfected security interest in the related financed vehicles under the laws of the states in which such vehicles are originated. This generally involves taking the necessary steps to obtain a certificate of title which names the Company as lienholder. Each finance contract requires that the automobile be adequately insured and that the Company be named as loss payee, and compliance with these requirements is verified prior to the remittance of funds to the dealer. Upon funding of the finance contract and payment of the required premium, the financed vehicle is insured under the Company's VSI Policy, which includes coverage of property damages in the event that the borrower does not maintain insurance.

CONTRACT SERVICING AND COLLECTION

     Contract servicing includes contract administration and collection. Because the Company believes that an active collection program is essential to success in the subprime automobile financing market, the Company retains responsibility for finance contract collection. The Company currently contracts with CSC Logic/MSA L.L.P. (a Texas limited liability partnership doing business as 'Loan Servicing Enterprises') ('LSE') to provide contract administration. The Company may in the future assume certain of the servicing functions performed by LSE, but there can be no assurance that this will occur.

     Contract Administration. LSE provides certain finance contract administration functions in connection with warehouse facilities and in connection with finance contracts sold to securitization trusts, including payment processing, statement rendering, insurance tracking, data reporting and customer service for finance contracts. LSE inputs newly originated finance contracts on the contract system daily. Finance contract documentation is sent by the Company to LSE as soon as dealer funding occurs. LSE then mails a welcome letter to the borrower and subsequently mails monthly billing statements to each borrower approximately ten days prior to each payment due date. Any borrower

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
remittances are directed to a lock box. Remittances received are then posted to the proper account on the system. All borrower remittances are reviewed under LSE's quality control process to assure its proper application to the correct account in the proper amount. LSE also handles account inquiries from borrowers and performs insurance tracking services. LSE also sends out notices to borrowers for instances where proper collateral insurance is not documented.

     Contract Collection. As collection agent, the Company is responsible for pursuing collections from delinquent borrowers. The Company utilizes proactive collection procedures, which include making early and frequent contact with delinquent borrowers, educating borrowers as to the importance of maintaining good credit, and employing a consultative and customer service approach to assist the borrower in meeting his or her obligations. The Company's ability to monitor performance and collect payments owed by contract obligors is a function of its collection approach and support systems. The Company's approach to the collection of delinquent contracts is to minimize repossessions and charge-offs. The Company maintains a computerized collection system specifically designed to service sub-prime automobile finance contracts. The Company believes that if problems are identified early, it is possible to correct many delinquencies before they deteriorate further.

     The Company currently employs 19 people full-time, including twelve collections specialists and other support personnel, in the Collections Department. Each employee is devoted exclusively to collection functions. The Company attempts to maintain a ratio of between 500 and 600 finance contracts per collections specialist. As of June 30, 1996, there were 460 finance contracts in the Company's finance contract portfolio for every collections specialist. The Collections Department is managed by the Vice President -- Collections, who possesses 30 years experience in the automotive industry. The Company hires additional collections specialists in advance of need to ensure adequate staffing and training.

     The Company's collectors have real-time computer access to LSE's database. Accounts reaching five days past due are assigned to collectors who have specific responsibility for those accounts. These collectors contact the customer frequently, both by phone and in writing. Accounts that reach 60 days past due are assigned to two senior collectors who handle those accounts until resolved. To facilitate collections from borrowers, the Company has increased its utilization of Western Union's 'Quick Collect,' which allows borrowers to pay from remote locations, with a check printed at the Company's office. Consistent with the Company's internal policies and securitization documents, finance contract provisions, such as term, interest rate, amount, maturity date or payment schedule will not be amended, modified or otherwise changed, except when required by applicable law or court order or where permitted under the VSI Policy.

     Payment extensions may be granted if, in the opinion of management, such extension provides a permanent solution to resolve a temporary problem. An extension fee must be paid by the customer prior to the extension. Normally, there can be only one extension during the first 18 months of a finance contract. Additional extensions may be granted if allowed under the VSI Policy, although the Company's securitization documents restrict permitted extensions to no longer than one month and not more than once per year. Payment due dates can be modified once during the term of the contract to facilitate current payment by the customer.

     Repossessions and Recoveries. If a delinquency exists and a default is deemed inevitable or the collateral is in jeopardy, and in no event later than the 90th day of delinquency (as required by the VSI Policy), the Company's Collections Department will initiate the repossession of the financed vehicle. Bonded, insured outside repossession agencies are used to secure involuntary repossessions. In most jurisdictions, the Company is required to give notice to the borrower of the Company's intention to sell the repossessed vehicle, whereupon the borrower may exercise certain rights to cure his or her default or redeem the automobile. Following the expiration of the legally required notice period, the repossessed vehicle is sold at a wholesale auto auction (or in limited circumstances, through dealers), usually within 60 days of the repossession. The Company closely monitors the condition of vehicles set for auction, and procures an appraisal under the VSI Policy prior to sale. Liquidation proceeds are applied to the borrower's outstanding obligation under the finance contract and loss deficiency claims under the VSI Policy and Credit Endorsement are then filed. See ' -- Insurance.'

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
INSURANCE

     Each finance contract requires the borrower to obtain comprehensive and collision insurance with respect to the related financed vehicle with the Company named as a loss payee. The Company relies on a written representation from the selling dealer and independently verifies that a borrower in fact has such insurance in effect when it purchases contracts. Each finance contract acquired by the Company is covered from the moment of its purchase by the VSI Policy, including the Credit Endorsement. The VSI Policy has been issued to the Company by Interstate Fire & Casualty Company ('Interstate'). Interstate is an indirect wholly-owned subsidiary of Fireman's Fund Insurance Company.

     Physical Damage and Loss Coverage. The Company initially relies on the requirement, set forth in its underwriting criteria, that each borrower maintain adequate levels of physical damage loss coverage on the respective financed vehicles. LSE tracks the physical damage insurance of borrowers, and contacts borrowers in the event of a lapse in coverage or inadequate documentation. Moreover, LSE is obligated, as servicer, subject to certain conditions and exclusions, to assist the processing of claims under the VSI Policy. Interstate will insure each financed vehicle securing a contract against: (i) all risk of physical loss or damage from any external cause to financed vehicles which the Company holds as collateral; (ii) any direct loss which the Company may sustain by unintentionally failing to record or file the instrument evidencing each contract with the proper public officer or public office, or by failing to cause the proper public officer or public office to show the Company's encumbrance thereon, if such instrument is a certificate of title; (iii) any direct loss sustained during the term of the VSI Policy by reason of the inability of the Company to locate the borrower, the related financed vehicle, or by reason of confiscation of the financed vehicle by a public officer or public office; and
(iv) all risk of physical loss or damage from any external cause to a repossessed financed vehicle for a period of 60 days while such financed vehicle is (subject to certain exceptions) held by or being repossessed by the Company.

     The physical damage provisions of the VSI Policy generally provide coverage for losses sustained on the value of the financed vehicle securing a contract, but in no event is the coverage to exceed: (i) the cost to repair or replace the financed vehicle with material of like kind and quality; (ii) the actual cash value of the financed vehicle at the date of loss, less its salvage value; (iii) the unpaid balance of the contract; (iv) $40,000 per financed vehicle (or, in the case of losses or damage sustained on repossessed financed vehicles, $25,000 per occurrence); or (v) the lesser of the amounts due the Company under clauses
(i) through (iv) above, less any amounts due under all other valid insurance on the damaged financed vehicle less its salvage value. No assurance can be given that the insurance will cover the amount financed with respect to a financed vehicle.

     All claim settlements for physical damage and loss coverage are subject to a $500 deductible per loss. There is no aggregate limitation or other form of cap on the number of claims under the VSI Policy. Coverage on a financed vehicle is for the term of the related contract and is noncancellable. The VSI Policy requires that, prior to filing a claim, a reasonable attempt be made to repossess the financed vehicle and, in the case of claims on skip losses, every professional effort be made to locate the financed vehicle and the related borrower.

     Credit Deficiency Endorsement. In addition to physical damage and loss coverage, the VSI Policy contains a Credit Endorsement which provides that Interstate shall indemnify the Company for certain losses incurred due to a deficiency balance following the repossession and resale of financed vehicles securing defaulted finance contracts eligible for coverage. Coverage under the Credit Endorsement is strictly conditioned upon the Company's maintaining and adhering to the credit underwriting criteria set forth in the Credit Endorsement. Losses on each eligible contract are covered in an amount equal to the deficiency balance resulting from the Net Payoff Balance less the sum of (i) the Actual Cash Value of the financed vehicle plus (ii) the total amount recoverable from all other applicable insurance, including refunds from cancelable add-on products. The maximum coverage under the Credit Endorsement is $15,000 per contract.

     'Actual Cash Value' for the purposes of the Credit Endorsement only, means the greater of (i) the price for which the subject financed vehicle is sold or
(ii) the wholesale market value at the time of the loss as determined by an automobile guide approved by Interstate applicable to the region in which the financed vehicle is sold.

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
     'Net Payoff Balance' for the purposes of the Credit Endorsement, means the outstanding principal balance as of the default date plus late fees and corresponding interest no more than 90 days after the date of default. In no event shall Net Payoff Balance include non-approved fees, taxes, penalties or assessments included in the original instrument, or repossession, disposition, collection, remarketing expenses and fees or taxes incurred.

MANAGEMENT INFORMATION SYSTEMS

     Management believes that a high level of real-time information flow and analysis is essential to manage the Company's informational and reporting needs and to maintain the Company's competitive position. As stated above, the Company has contracted with a third party servicer, LSE, to provide data processing for the Company's portfolio of finance contracts. LSE provides on-line information processing services with terminals located in the Company's offices that are connected to LSE's main computer center in Dallas.

     In addition, management uses customized reports, with a download of information to personal computers, to issue investor reports and to analyze the Company's finance contract portfolio on a monthly basis. The system's flexibility allows the Company to achieve productivity improvements with enhanced data access. Management believes that it has sufficient systems in place to permit significant growth in the Company's finance contract portfolio without the need for material additional investment in management information systems.

FUNDING/SECURITIZATION OF FINANCE CONTRACTS

     Warehouse Credit Facilities. The Company obtains a substantial portion of its working capital for the acquisition of finance contracts through warehouse credit facilities. Under a warehouse facility, generally the lender advances amounts requested by the borrower on a periodic basis, up to an aggregate maximum credit limit for the facility, for the acquisition and servicing of finance contracts or other similar assets. Until proceeds from a securitization transaction are used to pay down outstanding advances, as principal payments are received on the finance contracts, the principal amount of the advances may be paid down incrementally or reinvested in additional finance contracts on a revolving basis.

     At June 30, 1996, the Company had approximately $237,000 outstanding under the $10.0 million Sentry Facility, which expires on July 31, 1998. The proceeds from borrowings under the Sentry Facility are used to acquire finance contracts, to pay credit default insurance premiums and to make deposits to a reserve account with Sentry. The Company pays a utilization fee of up to 0.21% per month on the average outstanding balance under the Sentry Facility. The Sentry Facility also requires the Company to pay up to 0.62% per quarter on the average unused balance. Interest is payable monthly and accrues at a per annum rate of prime plus 1.75% (which was approximately 10.25% at June 30, 1996).

     The Sentry Facility contains certain conditions and imposes certain requirements, including, among other things, minimum net worth and cash and cash equivalent balances in the reserve account. Under the Sentry Facility, the Company paid interest of $412,000 for the year ended December 31, 1995. In April 1996, the Company agreed to pay a commitment fee of $700,000 under the Sentry Facility.

     On May 22, 1996 the Company, through its wholly-owned subsidiary AutoBond Funding Corporation II, entered into the Providian Facility, which expires December 15, 1996. The proceeds from the borrowings under the Providian Facility are to be used to acquire finance contracts, to pay credit default insurance premiums and to make deposits to a reserve account. Interest is payable monthly with a delay of 15 days and accrues at a per annum rate of LIBOR plus 2.60% (which was 8.0375% when initially determined on May 17, 1996). The Providian Facility also requires the Company to pay a monthly fee on the average unused balance at a per annum rate of 0.25%. Borrowings under the Providian Facility are rated investment-grade by a nationally recognized statistical rating organization. The Providian Facility contains certain conditions and imposes certain requirements similar to those in the agreements relating to the Company's existing securitizations including, among other things, delinquency and default triggers.

     The Company's wholly-owned subsidiary, AutoBond Funding Corporation I, entered into the Nomura Facility, pursuant to a credit agreement dated as of June 16, 1995, with a final maturity date of June 16, 2005. This facility was terminated at the lender's option, and no new advances were made after February 6, 1996. The Nomura Facility provided for advances to AutoBond Funding up to a maximum aggregate principal amount of $25 million, for the acquisition of finance contracts. On March 29, 1996, the remaining total outstanding balance of advances of $9.0 million, and interest of $89,000, were paid by AutoBond Funding. As of June 30, 1996 no advances were outstanding with respect to the Nomura Facility.

     Securitization Program. The periodic securitization of finance contracts is an integral part of the Company's business. Securitizations enable the Company to monetize its assets and redeploy its capital resources and warehouse credit facilities for the purchase of additional finance contracts. To date, the Company has completed four securitizations involving approximately $83.0 million in aggregate principal amount of finance contracts.

     In its securitization transactions, the Company sells pools of finance contracts to a special purpose subsidiary, which then sells the finance contracts to a trust in exchange for cash and certain retained beneficial interests in the trust. The trust issues two classes of fixed income investor certificates: Class A Certificates which are sold to investors, generally at par with a fixed coupon, and subordinated excess spread certificates (representing a senior interest in excess spread cash flows from the finance contracts) which are typically retained by the Company's securitization subsidiary and which collateralize borrowings on a non-recourse basis. The Company also funds a cash reserve account that provides credit support to the Class A Certificates. The Company's securitization subsidiaries also retain an interest in the contracts that is subordinate to the interest of the investor certificateholder. The retained interests entitle the Company to receive the future excess spread cash flows from the trust after payment to investors, absorption of losses, if any, that arise from defaults on the transferred finance contracts and payment of the other expenses and obligations of the trust.

     Securitization transactions impact the Company's liquidity primarily in two ways. First, the application of proceeds toward payment of the outstanding advances on warehouse credit facilities makes additional borrowing available, to the extent of such proceeds, under those facilities for the acquisition of additional finance contracts. Second, additional working capital is obtained through the Company's practice of borrowing, through the issuance of non-recourse debt, against the value of the senior interest in the retained excess spread.

     Upon each securitization, the Company recognizes the sale of finance contracts and records a gain or loss in an amount which takes into account the amounts expected to be received as a result of its retained interests. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Revenues -- Gain on Sale of Finance Contracts.' At June 30, 1996, the Company held excess servicing receivables and Class B Certificates totalling $7.7 million, a portion of which had been pledged to secure notes payable of $6.2 million.

     If the Company were unable to securitize contracts in a financial reporting period, the Company would incur a significant decline in total revenues and net income or report a loss for such period. If the Company were unable to securitize its contracts and did not have sufficient credit available, either under its warehouse credit facilities or from other sources, the Company would have to sell portions of its portfolio directly to investors or curtail its finance contract acquisition activities. See 'Risk Factors -- Dependence on Securitization Transactions' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

     When the Company securitizes finance contracts, it repays a portion of its outstanding warehouse indebtedness, making such portion available for future borrowing. As finance contract volume increases, the Company expects to securitize its assets at least quarterly, although there can be no assurance that the Company will be able to do so.

     The securitization trust agreements and the servicing agreement contain certain events of administrator termination, the occurrence of which entitle the trustee to terminate the Company's right to act as collection agent and administrator. Events of administrator termination include: (i) defaults in payment obligations under the trust agreements; (ii) unremedied defaults in the performance of certain

                                       45


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terms or  covenants under  the  trust agreements,  the servicing  agreements  or related documents; (iii) the institution of certain bankruptcy or liquidation proceedings against the Company; (iv) material breaches by the Company of representations and warranties made by it under the servicing agreements and the sale agreements pursuant to which it has sold the securitized finance contracts;
(v) the occurrence of a trigger event whereby the ratio of delinquent finance contracts to total securitized finance contracts for each transaction exceeds the percentage set forth in the servicing agreements; (vi) a material adverse change in the consolidated financial condition or operations of the Company, or
the   occurrence   of  any   event  which   materially  adversely   affects  the
collectibility of a material amount of the securitized finance contracts or which materially adversely affects the ability of the Company to collect a material amount of the finance contracts or to perform in all material respects its obligations under the servicing agreements, trust agreements and related documents; or (vii) any of the rating agencies rating the securitization transactions determines that the Company's serving as collection agent under the servicing agreement would prevent such agency from maintaining the required ratings on such transactions, or would result in such transactions' being placed on negative review, suspension or downgrade.

     The trust agreements contain amortization events, the occurrence of any of which may affect the Company's rights to receive payments in respect of the future excess spread cash flows otherwise payable to it until principal and interest payments due the holders of all investor certificates are paid in full. Such amortization events include: (i) defaults in certain payments or repurchase obligations under the trust agreements; (ii) unremedied defaults in the performance of any covenants or terms of the trust agreements by a securitization subsidiary; (iii) the occurrence of certain bankruptcy or insolvency events of a securitization subsidiary; (iv) unremedied material breaches of representations or warranties of a securitization subsidiary; (v) occurrence of an event of administrator termination; (vi) failure of a securitization subsidiary to transfer certain required amounts of unpaid principal balance of finance contracts to each securitization trust or to retain the resulting shortfall in the collection accounts; (vii) failure of any transfer under the trust agreements to create, or failure of any investor certificates to evidence, a valid and perfected first priority undivided ownership or security interest in the pool of securitized finance contracts and related collateral; (viii) failure of the Company to own, directly or indirectly, 100% of the outstanding shares of common stock of any securitization subsidiary; (ix) entry of unpaid and unstayed judgments aggregating in excess of $25,000 are entered against any securitization subsidiary; or (x) occurrence of a 'change in control' with respect to the Company.

COMPETITION

     The subprime credit market is highly fragmented, consisting of many national, regional and local competitors, and is characterized by relative ease of entry and the recent arrival of a number of well capitalized publicly-held competitors. Existing and potential competitors include well-established financial institutions, such as banks, savings and loans, small loan companies, industrial thrifts, leasing companies and captive finance companies owned by automobile manufacturers and others. Many of these financial organizations do not consistently solicit business in the subprime credit market. The Company believes that captive finance companies generally focus their marketing efforts on this market only when inventory control and/or production scheduling requirements of their parent organizations dictate a need to enhance sales volumes and exit the market once such sales volumes are satisfied. The Company also believes that increased regulatory oversight and capital requirements imposed by market conditions and governmental agencies have limited the activities of many banks and savings and loans in the subprime credit market. In many cases, those organizations electing to remain in the automobile finance business have migrated toward higher credit quality customers to allow reductions in their overhead cost structures.

     As a result, the subprime credit market is primarily serviced by smaller finance organizations that solicit business when and to the extent their capital resources permit. The Company believes no one of its competitors or group of competitors has a dominant presence in the market. The Company's strategy is designed to capitalize on the market's relative lack of major national financing sources. Nonetheless, several of these competitors have greater financial resources than the Company and may have a significantly lower cost of funds. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing or services not provided by the Company. Furthermore, during the past two years, a number of automobile finance

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companies have completed public offerings of common stock, the proceeds of which are being used, at least in part, to fund expansion and finance increased purchases of finance contracts. The Company's ability to compete successfully depends largely upon its relationships with dealerships and the willingness of dealerships to offer finance contracts to the Company that meet the Company's underwriting criteria. There can be no assurance that the Company will be able to continue successfully in the markets it serves.

REGULATION

     The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations. As of June 30, 1996, the Company's business operations were conducted with dealers located in sixteen states, and, accordingly, the laws and regulations of such states govern the Company's operations. Most states where the Company operates (i) limit the interest rates, fees and other charges that may be imposed by, or prescribe certain other terms of, the finance contracts that the Company purchases and
(ii) define the Company's rights to repossess and sell collateral. In addition, the Company is required to be licensed or registered to conduct its finance operations in certain states in which the Company purchases finance contracts. As the Company expands its operations into other states, it will be required to comply with the laws of such states.

     Numerous federal and state consumer protection laws and related regulations impose substantive disclosure requirements upon lenders and servicers involved in automobile financing. Some of the federal laws and regulations include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Credit Billing Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board's Regulations B and Z and the Soldiers' and Sailors' Civil Relief Act.

     In addition, the Federal Trade Commission ('FTC') has adopted a holder-in-due-course rule which has the effect of subjecting persons that finance consumer credit transactions (and certain related lenders and their assignees) to all claims and defenses which the purchaser could assert against the seller of the goods and services. With respect to used automobiles specifically, the FTC's Rule on Sale of Used Vehicles requires that all sellers of used automobiles prepare, complete and display a Buyer's Guide which explains the warranty coverage for such automobiles. The Credit Practices Rules of the FTC impose additional restrictions on sales contract provisions and credit practices.

     The Company believes that it is in substantial compliance with all applicable material laws and regulations. Adverse changes in the laws or regulations to which the Company's business is subject, or in the interpretation thereof, could have a material adverse effect on the Company's business. In addition, due to the consumer-oriented nature of the industry in which the Company operates and the unclear application of various truth-in-lending laws and regulations to certain products offered by companies in the industry, industry participants are sometimes named as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulation. A significant judgment against the Company or within the industry in connection with any litigation could have a material adverse effect on the Company's financial condition and results of operations.

     In the event of default by a borrower under a finance contract, the Company is entitled to exercise the remedies of a secured party under the Uniform Commercial Code ('UCC'). The UCC remedies of a secured party include the right to repossession by self-help means, unless such means would constitute a breach of the peace. Unless the borrower voluntarily surrenders a vehicle, self-help repossession by an independent repossession agent engaged by the Company is usually employed by the Company when a borrower defaults. Self-help repossession is accomplished by retaking possession of the vehicle. If a breach of the peace is likely to occur, or if applicable state law so requires, the Company must obtain a court order from the appropriate state court and repossess the vehicle in accordance with that order. None of the states in which the Company presently does business has any law that would require the Company, in the absence of a probable breach of the peace, to obtain a court order before it attempts to repossess a vehicle.

     In most jurisdictions, the UCC and other state laws require a secured party to provide an obligor with reasonable notice of the date, time and place of any public sale or the date after which any private sale of collateral may be held. Unless the obligor waives his rights after default, the obligor in most circumstances has a right to redeem the collateral prior to actual sale (i) by paying the secured party all unpaid installments on the obligation, plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus in some jurisdictions, reasonable attorneys' fees or (ii) in some states, by paying the secured party past-due installments. Repossessed vehicles are generally resold by the Company through wholesale auctions which are attended principally by dealers.

LITIGATION

     The Company is currently not a party to any material litigation, although it is involved from time to time in routine litigation incident to its business.

PROPERTIES AND FACILITIES

     The Company's headquarters are located in approximately 18,900 square feet of leased space at 301 Congress Avenue, Austin, Texas, for a monthly rent of $22,838. The lease for such facility expires in June 1998. The Company's headquarters contain the Company's executive offices as well as those related to automobile finance contract acquisition. In addition, the Company leases approximately 520 square feet of office space at 1010 Woodman Drive, Suite 240, Dayton, Ohio, for its midwest regional marketing office at a rent of $550 per month. The lease for the Ohio facility expires on February 28, 1998.

EMPLOYEES

     As of June 30, 1996, the Company employed 79 persons, none of which was covered by a collective bargaining agreement. The Company believes that its relationship with its employees is satisfactory.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors, director designees and executive officers of the Company, their respective ages and their present positions with the Company are as follows:

                   NAME                      AGE                         POSITION
------------------------------------------   ---   -----------------------------------------------------

William O. Winsauer(1)....................   36    Chairman of the Board and Chief Executive Officer and
                                                     Director
Adrian Katz...............................   32    Vice Chairman of the Board and Chief Operating
                                                     Officer and Director
Charley A. Pond...........................   51    President
John S. Winsauer(1).......................   34    Secretary and Director
William J. Stahl..........................   48    Vice President and Chief Financial Officer
Robert G. Barfield........................   42    Vice President -- Marketing
Alan E. Pazdernik.........................   56    Vice President -- Credit
Robert R. Giese...........................   57    Vice President -- Collections
Robert S. Kapito..........................   39    Director Designee(2)
Manuel A. Gonzalez........................   45    Director Designee(2)
Stuart A. Jones...........................   41    Director Designee(2)
Thomas I. Blinten.........................   39    Director Designee(2)

------------

(1) Messrs. William and John Winsauer are brothers.

(2) Each Director Designee has consented to become a Director on or before completion of the Offering.

     Directors serve for annual terms. Officers are elected by the Board of Directors and serve at the discretion of the Board.

MANAGEMENT BACKGROUND

William O. Winsauer, Chairman of the Board and Chief Executive Officer

     Mr. Winsauer has been Chairman of the Board of Directors and Chief Executive Officer of the Company since its formation in 1993. Mr. Winsauer has been involved in arranging and developing various sources of financing for subprime finance contracts since 1989. Mr. Winsauer was the founder of ABI in 1989 and served full time as its President and sole shareholder from 1989 through 1993, and remains its President and sole shareholder to date. ABI has no material current operations other than to manage its and Mr. Winsauer's investments in securitizations sponsored by Mr. Winsauer. In the late 1980s, Mr. Winsauer began selling whole loan packages of contracts originated by the Gillman Companies, a large dealership group based in Houston, Texas and worked with his brother, John S. Winsauer, in certain of the transactions placed through The Westcap Corporation in 1991 and 1992. Subsequently, Mr. Winsauer was directly responsible for initiating, negotiating, coordinating and completing a number of transactions involving the issuance of over $235 million of both public and private asset-backed securities backed by subprime automobile finance contracts, $190 million of which were sponsored by Mr. Winsauer. Mr. Winsauer was among the first individuals to be involved in the structuring and marketing of securitization transactions involving subprime finance contracts.

Adrian Katz, Vice Chairman, Chief Operating Officer and Director

     Mr. Katz joined the Company in November 1995 and was elected Vice Chairman of the Board of Directors and appointed Chief Operating Officer in December 1995. Immediately prior to that, from February 1995 he was employed as a managing director at Smith Barney, Inc. (a broker/dealer), where he was responsible for structuring asset-backed, commercial and residential mortgage-backed securities. From 1989 through 1994, Mr. Katz was employed by Prudential Securities Incorporated (a broker/dealer), where he was appointed a managing director in 1992 and where he served as a co-head of the Mortgage and Asset Capital Division with corresponding sales, trading, banking and research management responsibilities. From 1985 to 1989, Mr. Katz worked for The First Boston Corporation developing software and managing the structuring of new securitizations. Mr. Katz has been involved in the sale and financing through securitization of consumer assets since 1985.

Charley A. Pond, President

     Mr. Pond joined the Company in January 1996 as its President and is responsible for various day-to-day operations of the Company. From June 1995 to November 1995, Mr. Pond served as President of AutoLend Group, Inc., an automobile finance company. Prior to that, from August 1989 to June 1995, Mr. Pond served Mercury Finance Company, an automobile finance company, as its Vice President and Chief Financial Officer. Prior to his tenure at Mercury, Mr. Pond was involved with the corporate finance divisions of several New York-based banks.

John S. Winsauer, Secretary and Director

     Mr. Winsauer has served as Secretary and a Director of the Company since October 1995. In addition, Mr. Winsauer has been a shareholder of the Company since June 1993. Mr. Winsauer's primary responsibilities have included the development and implementation of the Company's computer and communications systems. From January 1993 until present, Mr. Winsauer has been employed by Amherst Securities Group (a broker/dealer previously known as USArbour Financial) as a Senior Vice President, prior to which he served as a Senior Vice President of The Westcap Corporation (a broker/dealer) from April 1989 to January 1993. From June 1989 through August 1992, in his position as Senior Vice President with The Westcap Corporation, Mr. Winsauer participated in the successful marketing of whole-loan packages of finance contracts placed by the Gillman Companies.

William J. Stahl, Vice President and Chief Financial Officer

     Mr. Stahl joined the Company in March 1995 as its Vice President and Chief Financial Officer. From August 1991 to March 1995, Mr. Stahl was Senior Vice President and Director of the financial strategies group of The Westcap Corporation, a broker/dealer which specialized in structured investment products for institutional investors. Prior to that, Mr. Stahl was employed in a similar capacity at Kemper Securities, Inc. and its predecessor Underwood Neuhaus & Co. from January 1989 until August 1991. Mr. Stahl is a CPA with approximately thirteen years experience in public accounting, including six years as a partner in his own firm. In addition, Mr. Stahl has ten years experience with broker/dealers of fixed income investments as a financial analyst.

Robert G. Barfield, Vice President -- Marketing

     Mr. Barfield joined the Company in 1994 as Regional Marketing Manager and was promoted to his present position in February 1995. Previously, Mr. Barfield was the finance director at Archer Motor Co. (an automobile dealership) from August 1993 to September 1994. Mr. Barfield was General Manager of the Gullo Auto Center (an automobile dealership) from March 1992 to August 1993 and he served as General Sales Manager to Charlie Thomas Auto World (an automobile dealership) from January 1990 to March 1992. Mr. Barfield has eleven years experience working in the automotive finance industry.

Alan E. Pazdernik, Vice President -- Credit

     Mr. Pazdernik joined the Company in September 1995 as Vice President -- Credit. From October 1991 until he joined the Company, Mr. Pazdernik was employed as Credit Manager by E-Z Plan, Inc., a company he created to handle the internal financing of subprime automobile paper. Prior to October 1991, Mr. Pazdernik served over 18 years as the Director of Finance and Insurance Operations for Red McCombs Automotive (an automobile dealership), handling the credit, collection, and finance contract administration functions for a $70 million portfolio of automobile finance contracts. In his present capacity with the Company, Mr. Pazdernik manages the credit and funding departments, and has been involved in the Company's efforts to increase market share in the San Antonio area.

Robert R. Giese, Vice President -- Collections

     Mr. Giese joined the Company in April 1994 as Vice President -- Collections. From 1984 to April 1994, he served as Vice President in Retail Credit Administration with First Interstate Bank of Texas, with responsibility for controlling the performance of the consumer loan portfolio in Texas. Mr. Giese has more than 30 years experience in sales, finance and banking, including management experience coordinating credit underwriting, collections, asset disposal, centralized loss recovery and loan workout functions. His experience in sales, credit and collections supports the Company in its management of delinquency and loss performance.

Robert S. Kapito -- Director Designee

     Mr. Kapito has been nominated and has agreed to serve as a Director of the Company upon the consummation of the offering. Since May 1990, Mr. Kapito has been Vice Chairman of BlackRock Financial Management, an investment advisory firm ('BlackRock'). Mr. Kapito is a member of BlackRock's Management Committee and Investment Strategy Committee and Co-Head of the Portfolio Management Group. Mr. Kapito also serves as Vice President for BlackRock's family of mutual funds and for the Smith Barney Adjustable Rate Government Income Fund. Mr. Kapito has also served since May 1987 as President of the Board of Directors of Periwinkle National Theatre.

Manuel A. Gonzalez -- Director Designee

     Mr. Gonzalez has been nominated and has agreed to serve as a Director of the Company upon the consummation of the Offering. From September 1993 to December 1994, Mr. Gonzalez was Executive Vice President of the Company and ABI. Mr. Gonzalez is currently Dealer Principal/Owner of NorthPoint Pontiac Buick GMC, an automobile dealership located in Kingwood, Texas. Since March 1991, Mr. Gonzalez has been President of Equifirst Financial Services, Inc., a consulting firm specializing in the automobile dealership industry. From 1988 through 1990, Mr. Gonzalez was Chief Financial Officer for the Gillman Companies, prior to which he served as a Vice President at First City Bank, Texas where he managed the banking relationships of a large number of automobile dealers.

Stuart A. Jones -- Director Designee

     From March 1989, to the present, Stuart Jones has been self-employed as head of Stuart A. Jones Finance and Investments, Dallas, Texas, a privately-owned consultancy specializing in investment banking and real estate financing. From January, 1990 to January, 1994, Mr. Jones also served as Counsel to the Brock Group, Ltd., Washington, D.C., an international trade and investment strategies consulting firm, where he represented clients in various real estate, energy and environmental matters.

Thomas I. Blinten -- Director Designee

     Since November 1995, Thomas Blinten has been a Managing Director and executive management Committee member of Nomura Capital Services, Inc., New York, New York, a majority-owned subsidiary of Nomura Securities Company, responsible for interest rate swap and OTC derivative sales and trading. From March 1993 to November 1995, Mr. Blinten was a Principal and management committee member of General Re Financial Products, a wholly-owned subsidiary of General Re Corporation. From July 1990 through March 1993 he was a Manager in the Derivative Products department for Kemper Securities, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

     Prior to consummation of the Offering, the Board of Directors shall have established a Compensation Committee and an Audit Committee comprised of outside directors. The Company's bylaws provide that each such committee shall have three or more members, who serve at the pleasure of the Board of Directors.

     The Compensation Committee will be responsible for administering incentive grants under the Company's incentive stock option plan (the 'Option Plan') and reviewing and making recommendations to the Board of Directors with respect to the administration of the salaries, bonuses and other compensation of executive officers, including the terms and conditions of their employment, and other compensation matters.

     The Audit Committee will be responsible for making recommendations to the Board concerning the engagement of the Company's independent auditors and consulting with independent auditors concerning the audit plan and, thereafter, concerning the auditors' report and management letter.

EXECUTIVE COMPENSATION


     The following table sets forth the cash compensation paid by the Company, as well as certain other compensation paid or accrued, for the fiscal year ended December 31, 1995 to the Company's Chief Executive Officer, and each of the other three most highly compensated executive officers of the Company:


                        1995 SUMMARY COMPENSATION TABLE

                                                                                     ANNUAL COMPENSATION
                                                                              ----------------------------------
                                                                                                    OTHER ANNUAL
                   NAME AND PRESENT POSITION                       TOTAL      SALARY      BONUS     COMPENSATION
---------------------------------------------------------------   --------    -------    -------    ------------

William O. Winsauer ...........................................   $      0(1) $     0    $     0      $      0(1)
  Chairman of the Board and Chief Executive Officer
Robert G. Barfield ............................................    107,675     75,500     32,175             0
  Vice President -- Marketing
Adrian Katz ...................................................     94,492     18,750          0        75,742(2)
  Vice Chairman and Chief Operating Officer
William J. Stahl ..............................................     85,000     85,000          0             0
  Vice President and Chief Financial Officer

------------

(1) Although Mr. Winsauer received no compensation in the fiscal year 1995, he received loans from the Company in the aggregate amount of $132,359. See 'Certain Transactions.'

(2) Stated value of compensation in the form of stock issuance.

     Under the Company's compensation structure for fiscal 1996, the five highest paid officers will be as follows (annual base salary in parentheses):
William O. Winsauer ($240,000); Charley A. Pond ($180,000); Adrian Katz ($150,000); William J. Stahl ($120,000); and John S. Winsauer ($120,000).

     Compensation Committee Interlocks and Insider Participation in Compensation Decisions. Three members of the Company's Board of Directors, Messrs. William and John Winsauer and Adrian Katz, participated in the Board's deliberations regarding executive compensation.

EMPLOYMENT AGREEMENTS

     Messrs. William Winsauer, Katz and Pond have entered into employment agreements with the Company on substantially the following terms:

     William O. Winsauer. Mr. Winsauer entered into an employment agreement with the Company dated May 1, 1996. Under the terms of this agreement, Mr. Winsauer has agreed to serve as Chief Executive Officer of the Company for a period of five years and, during such time, to devote his full business time and attention to the business of the Company. The agreement provides for compensation of Mr. Winsauer at a base salary of $240,000 per annum, which may be increased or decreased from time to time in the sole discretion of the Board, but in no event less than $240,000 per annum. The agreement entitles Mr. Winsauer to receive the benefits of any cash incentive compensation as may be granted by the Board to employees, and to participate in any executive bonus or incentive plan established by the Board from time to time.

     The agreement provides Mr. Winsauer with additional benefits including (i) the right to participate in the Company's medical benefit plan, (ii) entitlement to benefits under the Company's executive disability insurance coverage, (iii) a monthly automobile allowance of $1,500 plus fees, maintenance and insurance,
(iv) six weeks paid vacation and (v) all other benefits granted to full-time executive employees of the Company.

     The agreement automatically terminates upon (i) the death of Mr.  Winsauer,
(ii) disability of Mr. Winsauer which continues for a period of six months, following expiration of such six months, (iii) termination of Mr. Winsauer 'for cause' (which termination requires the vote of a majority of the Board) or (iv) the occurrence of the five-year expiration date, provided, however, that the agreement may be extended for successive one-year intervals unless either party elects to terminate the agreement in a prior written notice. Mr. Winsauer may terminate his employment under the agreement for good reason as set forth below. In the event of Mr. Winsauer's termination for cause, the agreement provides that the Company shall pay Mr. Winsauer his base salary through the date of termination and the vested portion of any incentive compensation plan to which Mr. Winsauer may be entitled.

     Mr. Winsauer may terminate his employment under the agreement for 'good reason,' including: (i) removal of, or failure to re-elect Mr. Winsauer as Chief Executive Officer; (ii) change in scope of responsibilities; (iii) reduction in salary; (iv) relocation of the Company outside Austin, Texas; (v) breach by the Company of the agreement; (vi) certain changes to the Company's compensation plans; (vii) failure to provide adequate insurance and pension benefits; (viii) failure to obtain similar agreement from any successor or parent of the Company; or (ix) termination of Mr. Winsauer other than by the procedures specified in the agreement.

     Other than following a change in control, and upon termination of Mr. Winsauer in breach of the agreement or termination by Mr. Winsauer for good reason, the Company must pay Mr. Winsauer: (i) his base salary through the date of termination; (ii) a severance payment equal to the base salary multiplied by the number of years remaining under the agreement; and (iii) in the case of breach by the Company of the agreement, all other damages to which Mr. Winsauer may be entitled as a result of such breach, including lost benefits under retirement and incentive plans.

     In the event of Mr. Winsauer's termination following a change in control, the Company is required to pay Mr. Winsauer an amount equal to three times the sum of (i) his base salary, (ii) his annual management incentive compensation and (iii) his planned level of annual perquisites. The agreement also provides for indemnification of Mr. Winsauer for any costs or liabilities incurred by Mr. Winsauer in connection with his employment.

     Adrian Katz. Mr. Katz entered into an employment agreement with the Company dated November 15, 1995. Under the terms of this agreement, Mr. Katz has agreed to serve as Vice Chairman and Chief Operating Officer of the Company for a period of three years and, during such time, to devote his full business time and attention to the business of the Company. The agreement grants Mr. Katz a base salary of $12,500 per full calendar month of service, which amount may be increased from time to time at the sole discretion of the Board. The agreement terminates upon the death of Mr. Katz. In the event of any disability of Mr. Katz which continues for a period of six months, the agreement may be terminated by the Company at the expiration of such six-month period. The agreement automatically terminates upon the discharge of Mr. Katz for cause.

     Mr. Katz has agreed not to disclose certain confidential proprietary information of the Company to unauthorized parties, except as required by law, and to hold such information for the benefit of the Company. The agreement contains standard non-competition covenants whereby Mr. Katz has agreed not to conduct or solicit business with any competitors or clients of the Company within certain restricted geographic areas for a period of two years following the termination of his employment. The restriction also applies to the solicitation of any current or recent employees of the Company. The restricted areas include any territory within a 40-mile radius of an automobile dealership with which the Company has done business during the term of the agreement. Pursuant to the terms of the agreement,

Mr. Katz received 568,750 shares of the Company's Common Stock on January 1, 1996, equal to 10% of the Company's outstanding shares of Common Stock following the issuance of such shares to Mr. Katz.

     Charley A. Pond. Mr. Pond entered into an employment agreement with the Company dated February 15, 1996. Under the terms of this agreement, Mr. Pond has agreed to serve as President of the Company for a period of three years and, during such time, to devote his full business time and attention to the business of the Company.

     The agreement grants Mr. Pond a base salary of $15,000 per full calendar month of service, which amount may be increased from time to time at the sole discretion of the Board. In addition, upon the Company's successful completion of an initial public offering of its common stock, the Company is obligated to pay Mr. Pond a bonus of $90,000. An additional performance bonus is payable to Mr. Pond in the event the Company meets certain sales and income targets set forth in the agreement. Such bonus is equal to $4,500 for each 10% increase in the Company's sales or income over each of the specified targets. As an officer of the Company, Mr. Pond shall be entitled to participate in its stock option plan.

     The agreement terminates upon the death of Mr. Pond. In the event of any disability of Mr. Pond which continues for a period of six months, the agreement may be terminated by the Company at the expiration of such six-month period. The agreement automatically terminates upon the discharge of Mr. Pond for cause. If Mr. Pond's employment with the Company terminates prior to February 15, 1997 for any reason other than termination for cause or voluntary termination by the employee, the Company is obligated to pay Mr. Pond's salary for the remainder of the first year of the agreement.

     Mr. Pond has agreed not to disclose certain confidential proprietary information of the Company to unauthorized parties, except as required by law, and to hold such information for the benefit of the Company. The agreement contains standard non-competition covenants whereby Mr. Pond has agreed not to conduct or solicit business with any competitors or clients of the Company within certain restricted geographic areas for a period of two years following the termination of his employment. The restriction also applies to the solicitation of any current or recent employees of the Company. The restricted areas include any territory within a 40-mile radius of any automobile dealership with which the Company has done business during the term of the agreement.

OPTION PLAN


     Prior to completion of the Offering, management expects the Board of Directors of the Company to adopt and the shareholders of the Company to approve, the Company's proposed 1996 Stock Option Plan (the 'Option Plan'), under which stock options may be granted to directors, officers and employees of the Company and its subsidiaries. The Option Plan permits the grant of stock options that qualify as incentive stock options ('ISOs') under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options ('NSOs'), which do not so qualify. The Company will authorize and reserve 515,000 shares (8% of the Company's outstanding shares of Common Stock without giving effect to outstanding warrants) for issuance under the Option Plan. The shares may be unissued shares or treasury shares. If an option expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such option will again be available for grant under the Option Plan. In the event of certain corporate reorganizations, recapitalizations or other specified corporate transactions affecting the Company or the Common Stock, proportionate adjustments shall be made to the number of shares available for grant and to the number of shares and prices under outstanding option grants made before the event.


     The Option Plan will be administered by the Compensation Committee of the Board of Directors (the 'Committee'). Subject to the limitations set forth in the Option Plan, the Committee has the authority to determine the persons to whom options will be granted, the time at which options will be granted, the number of shares subject to each option, the exercise price of each option, the time or times at which the options will become exercisable and the duration of the exercise period. The Committee may provide for the acceleration of the exercise period of an option at any time prior to its termination or upon the occurrence of specified events, subject to limitations set forth in the Option Plan. Subject to the consent of optionees, the Committee has the authority to cancel and replace stock options previously granted with new options for the same or a different number of shares and having a higher or lower exercise price, and may amend the terms of any outstanding stock option to provide for an exercise price that is higher or lower than the current exercise price.


     All directors, officers and employees of the Company and its subsidiaries are eligible to receive a grant of a stock option under the Option Plan, as selected by the Committee. The exercise price of shares of Common Stock subject to options granted under the Option Plan may not be less than the fair market value of the Common Stock on the date of grant. Options granted under the Option Plan will generally become vested and exercisable over a three-year period in equal annual installments, unless the Committee specifies a different vesting schedule. The maximum term of options granted under the Option Plan is ten years from the date of grant. ISOs granted to any employee who is a 10% shareholder of the Company are subject to special limitations relating to the exercise price and term of the options. The value of Common Stock (determined at the time of grant) that may be subject to ISOs that become exercisable by any one employee in any one year is limited by the Internal Revenue Code to $100,000. All options granted under the Option Plan are nontransferable by the optionee, except upon the optionee's death in accordance with his will or applicable law. In the event of an optionee's death or permanent and total disability, outstanding options that have become exercisable will remain exercisable for a period of one year, and the Committee will have the discretion to determine the extent to which any unvested options shall become vested and exercisable. In the case of any other termination of service, outstanding options that have previously become vested will remain exercisable for a period of 90 days, except for a termination 'for cause' (as defined), in which case all unexercised options will be immediately forfeited. Under the Option Plan, the exercise price of an option is payable in cash or, in the discretion of the Committee, in Common Stock or a combination of cash and Common Stock. An optionee must satisfy all applicable tax withholding requirements at the time of exercise.


     In the event of a 'change in control' of the Company (as defined in the Option Plan) each option will become fully and immediately vested and the optionee may surrender the option and receive, with respect to each share of Common Stock issuable under such option, a payment in cash equal to the excess of the fair market value of the Common Stock at the time of the change in control over the exercise price of the option. However, there will be no acceleration of vesting and cash payment if the change in control is approved by two-thirds of the members of the Board of Directors of the Company and provision is made for the continuation or substitution of the options on equivalent terms.

     The Option Plan has a term of ten years, subject to earlier termination or amendment by the Board of Directors, and all options granted under the Option Plan prior to its termination remain outstanding until they have been exercised or are terminated in accordance with their terms. The Board may amend the Option Plan at any time.

     The grant of a stock option under the Option Plan will not generally result in taxable income for the optionee, nor in a deductible compensation expense for the Company, at the time of grant. The optionee will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Company will receive no deduction when an ISO is exercised. Upon exercising an NSO, the optionee will recognize ordinary income in the amount by which the fair market value of the Common Stock on the date of exercise exceeds the exercise price, and the Company will generally be entitled to a corresponding deduction. The treatment of an optionee's disposition of shares of Common Stock acquired upon the exercise of an option is dependent upon the length of time the shares have been held and whether such shares were acquired by exercising an ISO or an NSO. Generally, there will be no tax consequence to the Company in connection with the disposition of shares acquired under an option except that the Company may be entitled to a deduction in the case of a disposition of shares acquired upon exercise of an ISO before the applicable ISO holding period has been satisfied.


     The Committee will make initial grants of stock options under the Option Plan to certain of the Company's directors, executive officers and other employees to purchase an aggregate of 300,000 shares of Common Stock at a per share exercise price equal to the Offering Price. Under this initial phase of the Option Plan, effective upon completion of the Offering, William O. Winsauer will be granted options to purchase a total of 40,000 shares, and John S. Winsauer, Charley A. Pond and Adrian Katz will each be granted options to purchase 20,000 shares. The remaining options to purchase 200,000 shares will be granted to other employees and non-employee directors prior to the end of 1996. The employee options will become vested and exercisable over a three-year period in equal annual installments beginning on the first anniversary of the grant date. The non-employee director options to purchase 12,000 shares are described below under 'Director Compensation.' The number of shares of Common Stock that may be subject to options granted in the future under the Option Plan to executive officers and other employees of the Company is not determinable at this time.


DIRECTOR COMPENSATION


     In return for their services to the Company, each of the non-employee directors will be compensated in the following manner: (i) an annual payment of $5,000 cash; (ii) payment of $500 per meeting of the Board of Directors attended and $500 for each committee meeting attended (plus reimbursement of out-of-pocket expenses); and (iii) an option granted under the Option Plan to purchase 3,000 shares of the Company's Common Stock, exercisable at the initial public offering price hereunder, on or after the date commencing one year following the date of the Offering.


LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles of Incorporation provide that, pursuant to Texas law, no director of the Company shall be liable to the Company or its shareholders for monetary damages for an act or omission in such director's capacity as a director except for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,
(iii) any transaction from which the director derived an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (iv) any act or omission for which the liability of a director is expressly provided for by statute. The effect of this provision in the Articles of Incorporation is to eliminate the right of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. These provisions will not affect the liability of directors under other laws, such as federal securities laws.

     Under Section 2.02-1 of the Texas Business Corporation Act, the Company can indemnify its directors and officers against liabilities they may incur in such capacities, subject to certain limitations. The Company's Articles of Incorporation provide that the Company will indemnify its directors and officers to the fullest extent permitted by law.

                              CERTAIN TRANSACTIONS

     The following is a summary of certain transactions to which the Company was or is a party and in which certain executive officers, directors or shareholders of the Company had or have a direct or indirect material interest. The Company believes that the terms contained in each of such transactions are comparable to those which could have been obtained by the Company from unaffiliated third parties.

     William O. Winsauer entered into a Secured Working Capital Loan Agreement dated as of July 31, 1995 (the 'Sentry Working Capital Line') with Sentry, which provides for a line of credit of up to $2.25 million. Proceeds from the Sentry Working Capital Line were contributed to the Company as paid-in capital. The obligations of Mr. Winsauer under the Sentry Working Capital Line, including all payment obligations, are guaranteed by the Company and its affiliate, ABI, whose sole shareholder is William O. Winsauer, pursuant to a Working Capital Guarantee and Waiver dated as of July 31, 1995. All amounts outstanding under the Sentry Working Capital Line ($1,910,000 at June 30, 1996), and reimbursement of a payment of $89,000 made by the Company to Sentry in April 1996 on behalf of Mr. Winsauer, will be paid from the sale of shares by William Winsauer as part of the Offering. Effective September 26, 1996 the Company was released from its guarantee of the shareholder's debt. See 'Use of Proceeds.'

     During 1995, the Company made loans to William O. Winsauer and John S. Winsauer in the amount of $132,359 and $21,000, respectively. As of June 30, 1996, the outstanding amounts of these loans increased to $304,861 and $131,173, respectively. Such loans bear no interest and have no repayment terms, but will be repaid out of the proceeds of the sale of Common Stock by the Selling Shareholders in the Offering. To date, the full amount on each of these loans remains outstanding. See Note 12 to Notes to Consolidated Financial Statements.

     The Company had net advances due from ABI of $86,700 as of June 30, 1996, which funds were utilized by ABI prior to 1996 to cover expenses incurred in connection with the management of ABI's investments in securitization trusts. The Company and ABI entered into a management agreement dated as of January 1, 1996 (the 'ABI Management Agreement') which provides for repayment of such advances together with interest at 10% per annum on or before May 31, 1998, the reimbursement of expenses incurred on behalf of ABI and for an annual fee payable by ABI to the Company for services rendered by it or the Company's employees on behalf of ABI. The ABI Management Agreement states that the Company shall provide the following management services for ABI on an ongoing basis: (i) day-to-day management of ABI's portfolio of partnership interests in the securitization trusts sponsored by ABI between 1992 and 1994, including various monitoring and reporting functions; (ii) certain cash management services, including  the advancing  of funds to  pay ABI's ordinary  business expenses and
(iii) providing advice as to regulatory compliance. The ABI Management Agreement also provides that the Company will perform certain accounting functions on behalf of ABI including (i) maintenance of financial books and records, (ii) monitoring of cash management functions, (iii) preparation of financial statements and tax returns and (iv) providing advice in connection with retention of independent accountants. As compensation for services rendered thereunder, the ABI Management Agreement provides that ABI shall pay the Company an annual fee of $50,000, payable quarterly. In addition, the agreement provides for the quarterly reimbursement of advances made by the Company of out-of-pocket costs and expenses on behalf of ABI.

     The Company entered into a shareholders' agreement (the 'Shareholder Agreement'), with Messrs. John and William Winsauer and Adrian Katz, dated as of January 1, 1996. The Shareholder Agreement provides, among other things, that in the event any party to the Shareholder Agreement, other than William Winsauer, shall receive a bona fide offer to purchase any or all of his shares of Common Stock of the Company, such selling shareholder shall first offer such shares for sale to the Company upon the same terms and at the same price as are set forth in the offer received by such selling shareholder. In the event the Company declines to purchase such shares, the selling shareholder is obligated to offer such shares for sale to William Winsauer upon the same terms and at the same price. On or before the effective date of the Offering, the Shareholder Agreement will be terminated.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information as of November 8, 1996 and as adjusted to reflect the sale of the shares of Common Stock in the Offering (assuming no exercise of the Underwriters' over-allotment option), based on information obtained from the persons named below, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director and each officer of the Company with beneficial ownership of Common Stock and (iii) all officers and directors as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect thereto.


                                                      SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                                       OWNED BEFORE THE                            OWNED AFTER THE
                                                           OFFERING               SHARES              OFFERING
                                                    -----------------------     OFFERED IN     -----------------------
                NAME AND ADDRESS                     NUMBER      PERCENTAGE    THE OFFERING     NUMBER      PERCENTAGE
-------------------------------------------------   ---------    ----------    ------------    ---------    ----------

William O. Winsauer .............................   3,839,062       67.50%        196,000      3,643,062       56.59%
  301 Congress Avenue
  Austin, Texas 78701
John S. Winsauer ................................   1,279,688       22.50          54,000      1,225,688       19.04
  301 Congress Avenue
  Austin, Texas 78701
Adrian Katz .....................................     568,750       10.00               0        568,750        8.84
  301 Congress Avenue
  Austin, Texas 78701

     Total (all officers and directors as a
       group)....................................   5,687,500      100.00%        250,000      5,437,500       84.47%

                          DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value.


     Common Stock. As of November 8, 1996, there were 5,687,500 shares of Common Stock outstanding. Holders of Common Stock are not entitled to any preemptive rights. The Common Stock is neither redeemable nor convertible into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable. All shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.


     Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of shareholders, including the election of directors. Shares of Common Stock do not have cumulative voting rights.

     In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Company.


     Preferred Stock. The Board of Directors, without further shareholder action, is authorized to issue shares of Preferred Stock in one or more series and to fix the terms and provisions of each series, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, including preferences over the Common Stock. Under certain circumstances, the issuance of a series of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and could adversely affect the rights of the holders of the Common Stock. As of November 8, 1996 there were no issued and outstanding shares of Preferred Stock and there is no current intention to issue any Preferred Stock.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

WARRANTS

     The Company currently has one outstanding Warrant (the 'Warrant') with respect to its Common Stock, which was issued on March 12, 1996, in favor of a private investor (the 'Warrant Holder'). The Warrant entitles the Warrant Holder, upon its exercise, to purchase from the Company 18,811 shares of its Common Stock (the 'Warrant Shares') at $0.53 per share. The exercise price per share may be adjusted over time due to certain adjustments that are to be made to the number of shares constituting a 'Warrant Share' in the event of Common Stock splits, dilutive issuances of additional Common Stock, issuance of additional warrants or other rights, or issuance of securities convertible into Common Stock by the Company.

     The Warrant provides the Warrant Holder with certain registration rights that arise upon the Company's proposal to register, subsequent to its initial public offering, its Common Stock for sale to the public under the Securities Act. In such event, the Warrant obligates the Company to give written notice to the Warrant Holder of its intention to register shares in a public offering. Upon the written request of the Warrant Holder, received by the Company within 20 days after the giving of any such notice by the Company, to register any of its Warrant Shares and/or Warrant Shares issuable upon exercise of a Warrant held by such Warrant Holder, the Company must use its best efforts to cause the Warrant Shares as to which registration shall have been so requested to be included in the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the Warrant Holder (in accordance with its written request) of such Warrant Shares. Alternatively, the Company may include the Warrant Shares as to which registration shall have been requested by a Warrant Holder in a separate registration statement to be filed concurrently with the registration statement proposed to be filed by the Company. The Warrant also provides that in the event that any registration statement filed by the Company shall relate, in whole or in part, to an underwritten public offering, the number of Warrant Shares to be included in such registration statement may be reduced or no Warrant Holders may be included in such registration, subject to certain conditions, if and to the extent that the managing underwriters shall give their written opinion that such inclusion would materially and adversely affect the marketing of the securities to be sold therein by the Company. Except as set forth above, the Warrant sets no limit on the number of registrations that may be requested pursuant to the terms of the Warrant.

     For a description of the Representative's Warrants, see 'Underwriting.'

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND TEXAS CORPORATION LAW

GENERAL

     The provisions of the Articles of Incorporation, the Bylaws and the Texas Business Corporation Act (the 'TBCA') described in this section may affect the rights of the Company's shareholders.

AMENDMENT OF ARTICLES OF INCORPORATION

     Under the TBCA, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the total outstanding shares entitled to vote thereon, unless a different amount, not less than a majority, is specified in the articles of incorporation. The Company's Articles of Incorporation reduces such amount to a majority.

CUMULATIVE VOTING

     Under the TBCA, cumulative voting is available unless prohibited by a corporation's articles of incorporation. The Company's Articles of Incorporation expressly prohibits cumulative voting.

CLASSIFIED BOARD

     The TBCA permits but does not require, the adoption of a classified board of directors consisting of any number of directors with staggered terms, with each class having a term of office longer than one year but not longer than three years. The TBCA also provides that no classification of directors shall be effective for any corporation if any shareholder has the right to cumulate his vote unless the board of directors consists of nine or more members. The Company has not adopted a classified board of directors.

REMOVAL OF DIRECTORS

     The TBCA provides that if a corporation's articles of incorporation or bylaws so provide, at a meeting of shareholders called for that purpose, any director or the entire board of directors may be removed with or without cause, by the vote of the holders of the portion of shares specified in the corporation's articles of incorporation or bylaws, but not less than a majority of the shares entitled to vote at an election of directors. Neither the Company's Articles of Incorporation nor its Bylaws provide for the removal of directors; under the TBCA removal of directors is permitted by majority with or without cause.


INSPECTION OF BOOKS AND RECORDS



     The TBCA permits any person who shall have been a shareholder for at least six months immediately preceding his demand, or who is the holder of at least 5% of the outstanding stock of the corporation, to examine the books and records of the Company, provided that a written demand setting forth a proper purpose of such examination is made.


RIGHT TO CALL SPECIAL MEETINGS OF SHAREHOLDERS

     Under the TBCA a special meeting of shareholders of a corporation may be called by the president, board of directors or shareholders as may be authorized in the articles of incorporation or bylaws of the corporation or by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, unless the articles of incorporation provide for a lesser or greater percentage (but not more than 50%). The Company's Articles of Incorporation do not provide for a lesser or a greater percentage. In addition, the Company's Bylaws provide that such a special meeting may be called by the Chairman of the Board, the Chief Executive

Officer, the Secretary or any one of the directors of the Company or by the holders of at least ten percent of all of the Common Stock entitled to vote at such meeting.

MERGERS, SALES OF ASSETS AND OTHER TRANSACTIONS

     Under the TBCA, shareholders have the right, subject to certain exceptions, to vote on all mergers to which the corporation is a party. In certain circumstances, different classes of securities may be entitled to vote separately as classes with respect to such mergers. Under the Company's Articles of Incorporation, approval of the holders of at least a majority of all outstanding shares entitled to vote is required for a merger. The approval of the shareholders of the surviving corporation in a merger is not required under Texas law if: (i) the corporation is the sole surviving corporation in the merger; (ii) there is no amendment to the corporation's articles of incorporation; (iii) each shareholder holds the same number of shares after the merger as before with identical designations, preferences, limitations and relative rights; (iv) the voting power of the shares outstanding after the merger plus the voting power of the shares issued in the merger does not exceed the voting power of the shares outstanding prior to the merger by more than 20%;
(v) the number of shares outstanding after the merger plus the shares issued in the merger does not exceed the number of shares outstanding prior to the merger by more than 20%; and (vi) the board of directors of the surviving corporation adopts a resolution approving the plan of merger.

     The Company's Articles of Incorporation further provide that the Company may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business, or dissolve, if the shareholders owning a majority or more of all the votes entitled to be cast in the transaction approve the transaction. However, certain of the Company's securitization documents prohibit mergers and sales of substantially all assets.

ACTION WITHOUT A MEETING

     Under the TBCA, any action to be taken by shareholders at a meeting may be taken without a meeting if all shareholders entitled to vote on the matter consent to the action in writing. In addition, a Texas corporation's articles of incorporation may provide that shareholders may take action by a consent in writing signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. The Company's Articles of Incorporation contain such a provision.

DISSENTERS' RIGHTS


     Under the TBCA, a shareholder is entitled to dissent from and, upon perfection of the shareholder's appraisal rights, to obtain the fair value of his or her shares in the event of certain corporate actions, including certain mergers, share exchanges and sales of substantially all assets of the corporation.


DIVIDENDS AND STOCK REPURCHASES AND REDEMPTIONS

     The TBCA  provides  that  the  board of  directors  of  a  corporation  may
authorize,   and  the  corporation  may   make,  distributions  subject  to  any
restrictions in its articles of incorporation and the following limitations:

          (1) A distribution may not be made by a corporation if after giving effect thereto the corporation would be insolvent or the distribution exceeds the surplus of the corporation, provided, however, that if the net assets of a corporation are not less than the amount of the proposed distribution the corporation may make a distribution involving a purchase or redemption if made by the corporation to: (a) eliminate fractional shares; (b) collect or compromise indebtedness owed by or to the corporation; (c) pay dissenting shareholders entitled to payment for their shares under the TBCA; or (d) effect the purchase or redemption of redeemable shares in accordance with the TBCA.

          (2) The corporation may make a distribution not involving a purchase or redemption of any of its own shares if the corporation is a consuming assets corporation.

PREEMPTIVE RIGHTS

     Under the TBCA, shareholders of a corporation have a preemptive right to acquire additional, unissued, or treasury shares of the corporation, or securities of the corporation convertible into or carrying a right to subscribe to or acquire shares, except to the extent limited or denied by statute or by the articles of incorporation. The Company's Articles of Incorporation expressly deny preemptive rights.

DISSOLUTION

     The TBCA permits, and the Company's Articles of Incorporation allow, that voluntary dissolution may occur upon the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have 6,456,311 shares of Common Stock outstanding (6,606,311 shares if the Underwriters' over-allotment option is exercised in full). Of such shares, the shares sold in the Offering (other than shares which may be purchased by 'affiliates' of the Company) will be freely tradeable without restriction or further registration under the Securities Act. The 5,456,311 remaining shares of Common Stock are 'restricted securities,' as that term is defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 and 144A thereunder. Approximately 64,500 shares will be eligible for sale pursuant to Rule 144 immediately after the Offering, subject to compliance with such Rule and the contractual arrangements disclosed below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years from the later of the date such restricted shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (64,563 shares based on the number of shares to be outstanding immediately after this Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company.

     Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other restrictions, but without regard to the two-year holding period. Restricted shares held by affiliates of the Company eligible for sale in the public market under Rule 144 are subject to the foregoing volume limitations and other restrictions.

     Further, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an affiliate of the Company and the person acquiring such shares was not an affiliate for at least three months prior to a proposed sale, such person would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.

     The Company and all holders of Common Stock prior to the Offering have agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any Common Stock, including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. See 'Underwriting.' No predictions can be made as to the effect, if any, that market sales of shares of existing shareholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of Common Stock after the Offering could be adversely affected by future sales of substantial amounts of Common Stock by existing shareholders or the perception that such sales could occur.

     In connection with this offering, the Company has agreed to sell warrants, exercisable beginning one year from the date of this Prospectus, to the Representative which entitle the Representative to purchase up to 100,000 shares of Common Stock at 120% of the initial public offering price per share of Common Stock. The holders of the shares issuable upon exercise of these warrants may require the Company to file a registration statement under the Securities Act with respect to such shares. In addition, if the Company registers any of its Common Stock for its own account, the holders of the shares issuable upon exercise of these warrants are entitled to include their shares of Common Stock in the Registration. See 'Underwriting.'

                                  UNDERWRITING

     The Underwriters named below, represented by The Boston Group, L.P., have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions and that the Underwriters are committed to purchase all of such shares, if any are purchased.


                                                                           NUMBER
                             UNDERWRITERS                                 OF SHARES
-----------------------------------------------------------------------   ---------

The Boston Group, L.P. ................................................     630,000
EVEREN Securities, Inc. ...............................................     100,000
Black & Company, Inc. .................................................      30,000
Hampshire Securities Corporation.......................................      30,000
Ladenburg, Thalmann & Co. Inc. ........................................      30,000
Madison Securities.....................................................      30,000
M.H. Meyerson & Co., Inc. .............................................      30,000
Pennsylvania Merchant Group Ltd .......................................      30,000
Sands Brothers & Co., Ltd. ............................................      30,000
Southwest Securities, Inc. ............................................      30,000
Van Kasper & Company...................................................      30,000
                                                                          ---------
     Total.............................................................   1,000,000
                                                                          ---------
                                                                          ---------


     The Representative was organized in California and its principal business function is to underwrite and sell securities. The Representative has been recently formed and has underwritten only a limited number of public offerings. After interviewing various underwriters, the Company has advised the
Representative that it chose the Representative based upon various factors, including the Company's belief that the Representative has an understanding of the Company and its business.


     The Company has been advised by the Representative that the Underwriters propose to offer shares to the public at the initial offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of not more than $0.40 per share, and that the Underwriters and such dealers may reallow to other dealers, including the Underwriters, a discount not in excess of $0.10 per share. After the initial public offering, the public offering price and concessions and discounts may be changed by the Underwriters. No reduction in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.


     The Company will bear the expenses of the Selling Shareholders in connection with the registration of shares, other than underwriting discounts and commissions.

     The Company has granted the Underwriters an option, exercisable within thirty days after the date of this Prospectus, to purchase up to an aggregate of an additional 150,000 shares of Common Stock, to cover over-allotments, at the same price per share of Common Stock being paid by the Underwriters for the other shares of Common Stock offered hereby.

     The Representative has informed the Company that it does not expect any sales of the shares of Common Stock offered hereby to be made by the Underwriters to any accounts over which they exercise discretionary authority.

     The Company's officers, directors and stockholders have agreed not to, directly or indirectly, offer, offer to sell, sell, grant an option to purchase or sell, or transfer any shares of Common Stock owned by them for a period of 180 days from the date of this Prospectus without the prior written consent of the Representative.

     The Company has agreed to pay the Representative a non-accountable expense allowance of up to $172,500. To date, the Company has not paid any of the non-accountable expense allowance to the Representative. The Representative's expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by the Representative. To the extent that the expenses of the Representative are less than the non-accountable expense allowance, the excess shall be deemed to be compensation to the Representative.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities under the Securities Act or will contribute payments the Underwriters may be required to make in respect thereof. The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Prior to this Offering, there has been no public trading market for the Common Stock. Although the Common Stock has been approved for quotation on Nasdaq, there can be no assurance that any active trading market will develop for the Common Stock, or, if developed, will be maintained. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Representative. Among the major factors to be considered in determining the initial public offering price of the Common Stock will be the prevailing market conditions, the market prices relative to earnings, cash flow and assets for publicly traded common stocks of comparable companies, the sales and earnings of the Company and comparable companies in recent periods, the Company's earning potential, the experience of its management, and the position of the Company in the industry. The initial public offering price is subject to change as a result of market conditions and other factors and no assurance can be given that the Common Stock can be resold at the initial public offering price.


     The Company has agreed to sell to the Representative, for $50, Representative's Warrants to purchase up to 100,000 shares of Common Stock at an exercise price per share equal to 120% of the actual public offering price per share. The Representative's Warrants are exercisable for a period of four years beginning one year from the effective date of this Offering. The Representative's Warrants may not be sold, transferred, assigned or hypothecated except to the officers or partners of the Representative or, beginning one year after the effective date of the Offering, to the employees of the Representative. The Representative's Warrants include a net exercise provision permitting the holder, upon consent of the Company, to pay the exercise price by cancellation of a number of shares with a fair market value equal to the exercise price of the Representative's Warrants.



     The Representative's Warrants provide certain rights with respect to the registration under the Securities Act of up to 100,000 shares of Common Stock issuable upon exercise thereof. The holders of the shares issuable upon exercise of the Representative's Warrants may require the Company to file a registration statement under the Securities Act with respect to such shares for a period of four years beginning one year after the effective date of this Offering. In addition, if the Company registers any of its Common Stock for its own account during the four year period beginning one year after the effective date of this Offering, the holders of the shares issuable upon exercise of the Representative's Warrants are entitled to include their shares of Common Stock in the registration.


                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock offered hereby will be passed upon for the Company by Dewey Ballantine, New York, New York. Dewey Ballantine will rely as to matters of Texas law upon the opinion of Butler & Binion, L.L.P. Certain legal matters with respect to the Offering will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., San Antonio, Texas.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1995 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for the period from August 1, 1994 through December 31, 1994 and for the year ended December 31, 1995, included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In September 1995, in anticipation of the commencement of the Company's securitization program and its status as a public company, the Company's Board of Directors appointed Coopers & Lybrand L.L.P. as the Company's independent certified public accountants. Prior thereto, Mann Frankfort Stein & Lipp
(Houston, Texas) ('Mann Frankfort') served as the Company's independent accountants.

     During the Company's fiscal years ended December 31, 1994 and 1995, and the subsequent interim period from January 1, 1996 through the date hereof, there have been no disagreements with Mann Frankfort on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to its satisfaction, would have caused Mann Frankfort to make reference thereto in its report on the financial statements for the period from September 1, 1994 to March 31, 1995. The report of Mann Frankfort on the Company's financial statements for such audit period did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that Mann Frankfort was unable to obtain an independent accountant's report on the internal control procedures of LSE and was unable to apply other auditing procedures regarding certain finance receivables. Accordingly, Mann Frankfort was unable at such time to express an opinion on the Company's financial statements. Following receipt of such information from LSE, Mann Frankfort was subsequently able to issue an unqualified report as of October 6, 1995. Coopers & Lybrand L.L.P. has since conducted an audit of the Company's financial condition and operations for the period covered by the Mann Frankfort audit.
From time to time, Mann Frankfort continues to perform various accounting services on behalf of the Company.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the 'Securities Act'), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit or schedule to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits thereto, may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office located at 7 World Trade Center, New York, New York 10048, and at the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained, at prescribed rates, from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company intends to furnish to its shareholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     The Commission maintains a Web site at http://www.sec.gov pursuant to Item 502(a)(2) under Regulation S-K as recently amended in SEC Release No. 33-7289 (May 9, 1996), wherefrom investors may obtain copies of the registration statement and exhibits.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Report of Independent Accountants..........................................................................   F-2

Consolidated Balance Sheets, December 31, 1994 and 1995 and June 30, 1996 (Unaudited)......................   F-3

Consolidated Statements of Operations for the Period From August 1, 1994 (Inception) through December 31,
  1994, the Year Ended December 31, 1995 and the Six-Month Periods Ended June 30, 1995 (Unaudited) and 1996
  (Unaudited)..............................................................................................   F-4

Consolidated Statements of Shareholders' Equity for the Period From August 1, 1994 (Inception) to December
  31, 1994, the Year Ended December 31, 1995 and the Six-Month Period Ended June 30, 1996 (Unaudited)......   F-5

Consolidated Statements of Cash Flows for the Period From August 1, 1994 (Inception) to December 31, 1994,
  the Year Ended December 31, 1995 and the Six-Month Periods Ended June 30, 1995 (Unaudited) and 1996
  (Unaudited)..............................................................................................   F-6

Notes to Consolidated Financial Statements.................................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
AUTOBOND ACCEPTANCE CORPORATION

     We have audited the accompanying consolidated balance sheets of AutoBond Acceptance Corporation and Subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from August 1, 1994 (Inception) through December 31, 1994 and for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoBond Acceptance Corporation and Subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the period from August 1, 1994 (Inception) through December 31, 1994 and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Austin, Texas
May 1, 1996

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                        -------------------------     JUNE 30,
                                                                           1994          1995           1996
                                                                        ----------    -----------    -----------
                                                                                                     (UNAUDITED)

                               ASSETS
Cash and cash equivalents............................................                 $    92,660    $ 1,822,881
Restricted cash......................................................   $  138,176        360,266        276,297
Cash held in escrow..................................................                   1,322,571      1,666,847
Finance contracts held for sale, net.................................    2,361,479      3,354,821        545,681
Repossessed assets held for sale.....................................                     673,746        513,568
Class B Certificates.................................................                   2,834,502      6,092,308
Excess servicing receivable..........................................                     846,526      1,574,761
Debt issuance cost...................................................                     700,000        823,860
Trust receivable.....................................................                     525,220      2,057,568
Due from affiliate...................................................                                     86,700
Prepaid expenses and other assets....................................                     354,208        832,100
                                                                        ----------    -----------    -----------
          Total assets...............................................   $2,499,655    $11,064,520    $16,292,571
                                                                        ----------    -----------    -----------
                                                                        ----------    -----------    -----------

                LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Revolving credit agreement......................................   $2,054,776    $ 1,150,421    $   237,292
     Notes payable...................................................                   2,674,597      6,248,219
     Repurchase agreement............................................                   1,061,392        --
     Subordinated debt...............................................                                    300,000
     Accounts payable and accrued liabilities........................       25,636      1,836,082      1,506,843
     Bank overdraft..................................................       23,314        861,063      2,185,847
     Payable to affiliate............................................      504,534        255,597        --
     Deferred income taxes...........................................                     199,000      1,169,000
                                                                        ----------    -----------    -----------
          Total liabilities..........................................    2,608,260      8,038,152     11,647,201
                                                                        ----------    -----------    -----------
Commitments and contingencies
Shareholders' equity:
     Common stock, no par value; 25,000,000 shares authorized;
       5,118,753 shares, 5,118,753 shares and 5,687,500 shares issued
       and outstanding,..............................................   $    1,000    $     1,000    $     1,000
     Additional paid-in capital......................................      451,000      2,912,603      2,912,603
     Deferred compensation...........................................                     (62,758)       (36,990)
     Loans to shareholders...........................................      (16,000)      (153,359)      (436,034)
     Retained earnings (accumulated deficit).........................     (544,605)       328,882      2,204,791
                                                                        ----------    -----------    -----------
          Total shareholders' equity (deficit).......................     (108,605)     3,026,368      4,645,370
                                                                        ----------    -----------    -----------
          Total liabilities and shareholders' equity.................   $2,499,655    $11,064,520    $16,292,571
                                                                        ----------    -----------    -----------
                                                                        ----------    -----------    -----------

   The accompanying notes are an integral part of the consolidated financial statements.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          PERIOD FROM
                                                         AUGUST 1, 1994                         SIX MONTHS ENDED
                                                          (INCEPTION)        YEAR ENDED             JUNE 30,
                                                        THROUGH DECEMBER    DECEMBER 31,    ------------------------
                                                            31, 1994            1995           1995          1996
                                                        ----------------    ------------    ----------    ----------
                                                                                                  (UNAUDITED)

Revenues:
     Interest income.................................      $   38,197       $ 2,880,961     $  801,781    $1,470,351
     Interest expense................................         (19,196)       (2,099,867 )     (384,353)   (1,137,520)
                                                        ----------------    ------------    ----------    ----------
          Net interest income........................          19,001           781,094        417,428       332,831
     Gain on sale of finance contracts...............                         4,085,952        133,684     5,743,986
     Servicing fee income............................                                            8,563       277,208
                                                        ----------------    ------------    ----------    ----------
               Total revenues........................          19,001         4,867,046        559,675     6,354,025
                                                        ----------------    ------------    ----------    ----------
Expenses:
     Provision for credit losses.....................          45,000            48,702        205,000        63,484
     Salaries and benefits...........................         225,351         1,320,100        380,083     1,846,047
     General and administrative......................         244,974         1,462,740        581,889       884,348
     Other operating expenses........................          48,281           963,017        324,075       564,237
                                                        ----------------    ------------    ----------    ----------
               Total expenses........................         563,606         3,794,559      1,491,047     3,358,116
                                                        ----------------    ------------    ----------    ----------
Income (loss) before taxes and extraordinary loss....        (544,605)        1,072,487       (931,372)    2,995,909
Provision for income taxes...........................                           199,000                    1,020,000
                                                        ----------------    ------------    ----------    ----------
Income (loss) before extraordinary loss..............        (544,605)          873,487       (931,372)    1,975,909
Extraordinary loss, net of tax benefits of $50,000...                                                       (100,000)
                                                        ----------------    ------------    ----------    ----------
     Net income (loss)...............................      $ (544,605)      $   873,487     $ (931,372)   $1,875,909
                                                        ----------------    ------------    ----------    ----------
                                                        ----------------    ------------    ----------    ----------
Income (loss) per common share:
     Income (loss) before extraordinary loss.........      $    (0.11)             0.17          (0.18)         0.35
     Extraordinary loss..............................                                                          (0.02)
                                                        ----------------    ------------    ----------    ----------
     Net income (loss)...............................           (0.11)              .17          (0.18)         0.33
                                                        ----------------    ------------    ----------    ----------
                                                        ----------------    ------------    ----------    ----------
Weighted average shares outstanding..................       5,118,753         5,190,159      5,118,753     5,698,367
                                                        ----------------    ------------    ----------    ----------
                                                        ----------------    ------------    ----------    ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        COMMON STOCK        ADDITIONAL
                                                     -------------------     PAID-IN        DEFERRED
                                                      SHARES      AMOUNT     CAPITAL      COMPENSATION
                                                     ---------    ------    ----------    ------------

Capital contributions at inception................   5,118,753    $1,000    $  451,000
Loans to shareholders.............................
Net loss..........................................
                                                     ---------    ------    ----------    ------------
Balance, December 31, 1994........................   5,118,753    1,000        451,000
Capital contributions.............................                           2,323,103
Loans to shareholders.............................
Deferred compensation per employee contract.......                             138,500     $ (138,500)
Amortization of deferred compensation.............                                             75,742
Net income........................................
                                                     ---------    ------    ----------    ------------
Balance, December 31, 1995........................   5,118,753    1,000      2,912,603        (62,758)
Stock issued per employee contract................     568,747
Loans to shareholders.............................
Amortization of deferred compensation.............                                             25,768
Net income........................................
                                                     ---------    ------    ----------    ------------
Balance, June 30, 1996 (unaudited)................   5,687,500    $1,000    $2,912,603     $  (36,990)
                                                     ---------    ------    ----------    ------------
                                                     ---------    ------    ----------    ------------


                                                    LOANS TO      RETAINED
                                                  SHAREHOLDERS    EARNINGS       TOTAL
                                                  ------------   ----------    ----------
Capital contributions at inception................                             $  452,000
Loans to shareholders.............................$   (16,000 )                   (16,000)
Net loss..........................................               $ (544,605)     (544,605)
                                                  ------------   ----------    ----------
Balance, December 31, 1994........................    (16,000 )    (544,605)     (108,605)
Capital contributions.............................                              2,323,103
Loans to shareholders.............................   (137,359 )                  (137,359)
Deferred compensation per employee contract.......
Amortization of deferred compensation.............                                 75,742
Net income........................................                  873,487       873,487
                                                  ------------   ----------    ----------
Balance, December 31, 1995........................   (153,359 )     328,882     3,026,368
Stock issued per employee contract................
Loans to shareholders.............................   (282,675 )                  (282,675)
Amortization of deferred compensation.............                                 25,768
Net income........................................                1,875,909     1,875,909
                                                  ------------   ----------    ----------
Balance, June 30, 1996 (unaudited)................$  (436,034 )  $2,204,791    $4,645,370
                                                  ------------   ----------    ----------
                                                  ------------   ----------    ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               PERIOD FROM
                                                             AUGUST 1, 1994                           SIX MONTHS ENDED
                                                               (INCEPTION)        YEAR ENDED              JUNE 30,
                                                            THROUGH DECEMBER     DECEMBER 31,    ---------------------------
                                                                31, 1994             1995           1995            1996
                                                            -----------------    ------------    -----------    ------------
                                                                                                         (UNAUDITED)

Cash flows from operating activities:
    Net income (loss)....................................      $  (544,605)      $    873,487    $  (931,372)   $  1,875,909
    Adjustments to reconcile net income to net cash used
      in operating activities:
        Amortization of finance contract acquisition
          discount and insurance.........................           (4,513)          (795,579)       (41,805)       (878,557)
        Amortization of deferred compensation............                              75,742                         25,768
        Provision for credit losses......................           45,000             48,702        205,000          63,484
        Deferred income taxes............................                             199,000                        970,000
        Amortization of excess servicing receivable......                              48,687                        534,014
        Amortization of debt issuance cost...............                                                            135,571
        Changes in operating assets and liabilities:
            Restricted cash..............................         (138,176)          (222,090)      (377,992)         83,969
            Cash held in escrow..........................                          (1,322,571)                      (344,276)
            Prepaid expenses and other assets............                            (354,208)       (98,307)       (477,892)
            Class B Certificates.........................                          (2,834,502)                    (3,257,806)
            Excess servicing receivable..................                            (895,213)       (79,934)     (1,262,249)
            Accounts payable and accrued liabilities.....           25,636          1,110,446        388,672        (329,239)
            Due to/due from affiliate....................          504,534           (248,937)       548,510        (342,297)
    Purchases of finance contracts.......................       (2,453,604)       (31,200,131)   (12,206,952)    (33,358,304)
    Repayments of finance contracts......................           51,638          2,660,018        705,171         324,957
    Sales of finance contracts...........................                          27,399,543      1,351,303      35,842,076
                                                            -----------------    ------------    -----------    ------------
        Net cash used in operating activities............       (2,514,090)        (5,457,606)   (10,537,706)       (394,872)
                                                            -----------------    ------------    -----------    ------------
Cash flows from investing activities:
    Advances to AutoBond Receivables Trusts..............                            (525,220)                    (1,532,348)
    Loans to shareholders................................          (16,000)          (137,359)         4,138        (282,675)
    Disposal proceeds from repossessions.................                             220,359                        975,662
                                                            -----------------    ------------    -----------    ------------
        Net cash used in investing activities............          (16,000)          (442,220)         4,138        (839,361)
                                                            -----------------    ------------    -----------    ------------
Cash flows from financing activities:
    Net borrowings (repayments) under revolving credit
      agreements.........................................        2,054,776           (904,355)    11,017,513        (913,129)
    Debt issuance costs..................................                                                           (259,431)
    Proceeds (repayments) from borrowings under
      repurchase agreement...............................                           1,061,392                     (1,061,392)
    Proceeds from notes payable..........................                           2,674,597                      6,734,306
    Payments on notes payable............................                                                         (3,160,684)
    Proceeds from subordinated debt borrowings...........                                                            300,000
    Shareholder contributions............................          452,000          2,323,103       (124,071)
    Increase in bank overdraft...........................           23,314            837,749        447,039       1,324,784
                                                            -----------------    ------------    -----------    ------------
        Net cash provided by financing activities........        2,530,090          5,992,486     11,340,481       2,964,454
                                                            -----------------    ------------    -----------    ------------
Net increase in cash and cash equivalents................                0             92,660        806,913       1,730,221
Cash and cash equivalents at beginning of period.........                0                  0              0          92,660
                                                            -----------------    ------------    -----------    ------------
Cash and cash equivalents at end of period...............      $         0       $     92,660    $   806,913    $  1,822,881
                                                            -----------------    ------------    -----------    ------------
                                                            -----------------    ------------    -----------    ------------
Supplemental disclosure of cash flow information:
    Cash paid for interest...............................      $    19,196       $  2,099,867    $   384,353    $  1,011,710
                                                            -----------------    ------------    -----------    ------------
                                                            -----------------    ------------    -----------    ------------
    Cash paid for income taxes...........................      $         0       $          0    $         0    $          0
                                                            -----------------    ------------    -----------    ------------
                                                            -----------------    ------------    -----------    ------------
Non-cash investing and financing activities:
    Accrual of debt issuance cost........................      $         0       $    700,000    $         0    $          0
                                                            -----------------    ------------    -----------    ------------
                                                            -----------------    ------------    -----------    ------------
    Repossession of automobiles..........................                0       $    849,756    $    44,349    $    815,484
                                                            -----------------    ------------    -----------    ------------
                                                            -----------------    ------------    -----------    ------------

   The accompanying notes are an integral part of the consolidated financial statements.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The financial statements and following notes, insofar as they are applicable to the six-month periods ended June 30, 1995 and 1996, and transactions subsequent to May 1, 1996, the date of the Report of Independent Accountants, are not covered by the Report of Independent Accountants. In the opinion of management, all adjustments, consisting of only normal recurring accruals considered necessary for a fair presentation of the unaudited consolidated results of operations for the six-month periods ended June 30, 1995 and 1996, have been included.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     AutoBond Acceptance Corporation (the 'Company') was incorporated in June 1993 and commenced operations August 1, 1994. The Company is engaged in the business of acquiring, securitizing and servicing automobile finance contracts ('Finance Contracts') on new and used automobiles for individuals with subprime credit histories.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

     The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH

     In accordance with the Company's revolving credit facilities, the Company is required to maintain a cash reserve with its lenders of 1% to 6% of the proceeds received from the lender for the origination of the Finance Contracts. Access to these funds is restricted by the lender; however, such funds may be released in part upon the occurrence of certain events including payoffs of Finance Contracts.

CASH HELD IN ESCROW

     Upon closing of a securitization transaction, certain funds due to the various parties, including the Company and its warehouse lenders, frequently remain in escrow pending disbursement by the Trustee one to ten days subsequent to closing.

TRUST RECEIVABLE

     At the time a securitization closes, the Company is required to establish a cash reserve within the trust for future credit losses. Additionally, depending on each securitization structure, a portion of the Company's future servicing cash flow is required to be deposited as additional reserves for credit losses. The December 1995, March 1996 and June 1996 securitization transactions resulted in initial cash reserves of approximately $525,000, $331,000 and $357,000, respectively, approximating 2% of the Finance Contracts sold to the trusts. The trust reserves will be increased from excess cash flows until such time as they attain a level of 6% of the outstanding principal balance.

FINANCE CONTRACTS HELD FOR SALE

     Finance Contracts held for sale are stated at the lower of aggregated amortized cost, or market value. Market value is determined based on the estimated value of the Finance Contracts if securitized and sold.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company generally acquires Finance Contracts at a discount, and purchases loss default and vender single interest physical damage insurance on the Finance Contracts. The purchase discount and insurance are amortized as an adjustment to the related Finance Contracts' yield and operating expense, respectively, utilizing the same basis as that used to record income on the Finance Contracts, over the contractual life of the related loans. At the time of sale, any remaining unamortized amounts are netted against the Finance Contract's principal amount outstanding to determine the resultant gain or loss on sale.

     Allowance for credit losses on the Finance Contracts is based on the Company's historical default rate, the liquidation value of the underlying collateral in the existing portfolio, estimates of repossession costs and probable recoveries from insurance proceeds. The allowance is increased by provisions for estimated future credit losses which are charged against income. The allowance account is reduced for direct charge-offs using the specific identification method, and for estimated losses upon repossession of automobiles which is netted against the related Finance Contracts and transferred to Repossessed assets held for sale.

IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that the cost of long-lived assets other than financial instruments, excess servicing receivables and deferred tax assets may be impaired, an evaluation of recoverability would be performed. If an evaluation of impairment is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

REPOSSESSED ASSETS HELD FOR SALE

     Automobiles repossessed and held for sale are initially recorded at the lower of the net recorded investment in the Finance Contracts on the date of repossession or the fair value of the automobiles. Fair value is determined based on the expected cash proceeds from the sale of the assets and applicable insurance payments, net of all disposition costs. Due to the relatively short time period between acquisition and disposal of the assets, discounting of the expected net cash proceeds to determine fair value is not utilized. Subsequent impairment reviews are performed quarterly on a disaggregated basis. A valuation allowance is established if the carrying amount is greater than the fair value of the assets. Subsequent increases and decreases in fair value result in adjustment of the valuation allowance which is recorded in earnings during the period of adjustment. Adjustments for subsequent increases in fair value are limited to the existing valuation allowance amount, if any. During each of the periods presented, no valuation allowance has been required.

CLASS B CERTIFICATES

     Pursuant to the securitization transactions, the related Trusts have issued Class B Certificates to the Company which are subordinate to the Class A Certificates and senior to the excess servicing receivable with respect to cash distributions from the Trust. The Company accounts for the Class B Certificates as trading securities in accordance with Statement of Financial Accounting Standards ('SFAS') No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' SFAS No. 115 requires fair value accounting for these certificates with the resultant unrealized gain or loss recorded in the statements of operations in the period of the change in fair value. The Company determines fair value on a disaggregated basis utilizing a discounted cash flow analysis similar to that described below for determining market value of the excess servicing receivable, as well as other unique characteristics such as the remaining principal balance in relation to estimated future cash flows and the expected remaining terms of the certificates. During each of the periods presented, there have been no unrealized gains or losses on the Class B Certificates. The Class B Certificates accrue interest at 15%.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

EXCESS SERVICING RECEIVABLE

     Excess servicing receivable includes the estimated present value of future net cash flows from securitized receivables over the amounts due to the Class A and Class B Certificateholders in the securitizations and certain expenses paid by the entity established in connection with the securitization transaction. The Finance Contracts sold in conjunction with the securitization transactions are treated as sale transactions in accordance with SFAS No. 77, 'Reporting by Transferors for Transfers of Receivables with Recourse.' Gain or loss is recognized on the date the Company surrenders its control of the future economic benefits relating to the receivables and the investor has placed its cash in the securitization trust. Accordingly, all outstanding debt related to the Finance Contracts sold to the securitization trust is deemed to be simultaneously extinguished. The Company sells 100% of the Finance Contracts and retains a participation in the future cash flows released by the securitization Trustee. The Company also retains the servicing rights, and contracts with third parties to perform certain aspects of the servicing function.

     The discount rate utilized to determine the excess servicing receivable is based on assumptions that market participants would use for similar financial instruments subject to prepayment, default, collateral value and interest rate risks. The future net cash flows are estimated based on many factors including contractual principal and interest to be received, as adjusted for expected prepayments, defaults, collateral sales proceeds, insurance proceeds, payments to investors on the pass-through securities, servicing fees and other costs associated with the securitization transaction and related loans. The gain from securitization transactions include the excess servicing receivable and Class B Certificates plus the difference between net proceeds received on the transaction date and the net carrying value of Finance Contracts held for sale.

     The carrying value of the excess servicing receivable is amortized in proportion to and over the period of estimated net future excess servicing fee income, for which the amortization is recorded as a charge against servicing fee income. The excess servicing receivable is reviewed quarterly to determine if differences exist between estimated and actual credit losses and prepayment rates at each balance sheet date using the discount factor applied in the original determination of the excess servicing receivable. The Company's analysis determines whether the excess servicing receivable is in excess of the present value of the estimated remaining cash flows. The Company does not increase the carrying value of the excess servicing receivable for favorable variances from original estimates, but to the extent that actual results exceed the Company's prepayment or loss estimates, any required decrease adjustment is reflected as a write down of the receivable and a related charge against current period earnings. Write downs of excess servicing receivables due to modification of future estimates as a result of the quarterly impairment reviews are determined on a disaggregated basis consistent with the risk characteristics of the underlying loans consisting principally of origination date and originating dealership. There were no material adjustments to the carrying value of the excess servicing receivable during 1995 or the six-month period ended June 30, 1996.

DEBT ISSUANCE COST

     The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt.

FEDERAL INCOME TAXES

     The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the year in deferred tax assets and liabilities. The Company files consolidated federal and state tax returns.

EXTRAORDINARY LOSS

     The extraordinary loss in 1996 was from a $150,000 prepayment fee related to a $2,684,000 term loan with a finance company repaid during 1996. The term loan carried a stated interest rate of 20% (see Note 6).

EARNINGS PER SHARE

     Earnings per share is calculated using the weighted average number of common shares and common share equivalents outstanding during the year. Primary and fully diluted earnings per share are the same for all periods presented. Effective May 30, 1996, the Board of Directors of the Company voted to effect a 767.8125-for-1 stock split. All share information and earnings per share calculations for the periods presented in the financial statements herein, and the notes hereto, have been retroactively restated for such stock split.

PERVASIVENESS OF ESTIMATES

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTEREST INCOME

     Interest income on Finance Contracts acquired prior to December 31, 1995 is determined on a monthly basis using the Rule of 78s method which approximates the simple interest method. Subsequent to December 31, 1995, the Company uses the simple interest method to determine interest income on Finance Contracts acquired. The Company discontinues accrual of interest on loans past due for more than 90 days. The Company accrues interest income on the Class B Certificates (see Note 4) monthly at 15% using the interest method.

CONCENTRATION OF CREDIT RISK

     The Company acquires Finance Contracts from a network of automobile dealers located in sixteen states, including Texas, Arizona, Oklahoma, New Mexico, Connecticut, Georgia and Utah. For the five-month period ended December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1996, the Company had a significant concentration of Finance Contracts with borrowers in Texas, which approximated 94%, 91% and 91% of total Finance Contracts, respectively.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2. RECENT ACCOUNTING PRONOUNCEMENTS:

     Effective January 1, 1996 the Company adopted SFAS No. 122 which requires that upon sale or securitization of servicing-retained finance contracts, the Company capitalize the cost associated with the right to service the finance contracts based on their relative fair values. Fair value is determined by the Company based on the present value of estimated net future cash flows related to servicing income. The cost allocated to the servicing right is amortized in proportion to and over the period of estimated net future servicing fee income. SFAS No. 122 had no impact on the Company's financial statements for the six-month period ended June 30, 1996 and would have had no material impact on any of the prior periods presented as servicing fees approximate cost.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, 'Accounting for Stock-Based Compensation.' SFAS No. 123 establishes fair value-based financial accounting and reporting standards for all transactions in which a company acquires goods or services by issuing its equity instruments or by incurring a liability to suppliers in amounts based on the price of its common stock or other equity instruments.

     During 1996, the Company adopted the disclosure-only alternative under SFAS No. 123, and will continue to account for stock-based compensation as prescribed by Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees.'

3. FINANCE CONTRACTS HELD FOR SALE:

     The following amounts are included in Finance Contracts held for sale as of:

                                                                       DECEMBER 31,
                                                                 ------------------------     JUNE 30,
                                                                    1994          1995          1996
                                                                 ----------    ----------    ----------
                                                                                             (UNAUDITED)

Principal balance of Finance Contracts held for sale..........   $2,459,424    $3,539,195    $  566,743
Prepaid insurance.............................................      156,095       260,155        17,997
Contract acquisition discounts................................     (209,040)     (350,827)      (25,122)
Allowance for credit losses...................................      (45,000)      (93,702)      (13,937)
                                                                 ----------    ----------    ----------
                                                                 $2,361,479    $3,354,821    $  545,681
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

4. EXCESS SERVICING RECEIVABLE:

     During December 1995, the Company completed its first securitization transaction since inception through the sale of certain Finance Contracts to AutoBond Receivable Trust 1995-A (the 'Trust'). The Finance Contracts were sold at the outstanding principal balance of the Finance Contracts which approximated $26.2 million and the Company, through AutoBond Funding Corporation 1995, retained a subordinated interest (Class B Certificate) in the Trust from discounted net cash flows generated by the Finance Contracts in excess of principal and interest paid to the Class A Certificate holder. At December 31, 1995, the Class A Certificate had an aggregate principal balance of approximately $26.2 million and accrues interest at 7.23%, and the Class B Certificate had an aggregate nominal principal balance of approximately $2.8 million and accrues interest at 15%. AutoBond Funding Corporation 1995 also has the right to the remaining Trust cash flows ('Transferor's Interest') after payment on the Class A and Class B Certificates, absorption of net losses from defaults on the underlying finance contracts, and payment of the other expenses of the Trust. Such Transferor's Interest discounted at 15% is recorded as an increase to excess servicing receivable for each securitization transaction.

     The Company is required to represent and warrant certain matters with respect to the Finance Contracts sold to the Trust, which generally duplicate the substance of the representations and warranties made by the dealers in connection with the Company's purchase of the Finance Contracts. In the event of a breach by the Company of any representation or warranty, the Company is obligated to

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

repurchase the Finance Contracts from the Trust at a price equal to the remaining principal plus accrued interest. The Company has not recorded any liability and has not been obligated to purchase Finance Contracts under the recourse provisions during any of the reporting periods.

     On March 29, 1996, the Company completed its second securitization transaction through the sale of certain Finance Contracts to AutoBond Receivables Trust 1996-A. The Finance Contracts were sold at the outstanding principal balance of $16.6 million and resulted in an increase of excess servicing receivable and Class B Certificates of $606,068 and $2,059,214, respectively.

     During June 1996, the Company completed its third securization transaction through the sale of certain Finance Contracts to AutoBond Receivables Trust 1996-B. The Finance Contracts were sold at the outstanding principal balance of $17.8 million and resulted in an increase of excess servicing receivable and Class B Certificates of $654,181 and $2,066,410, respectively.

5. REVOLVING CREDIT AGREEMENTS:

     Effective August 1, 1994, the Company entered into a Secured Revolving Credit Agreement with Sentry Financial Corporation ('Sentry') which was amended and restated on July 31, 1995. The amended agreement ('Revolving Credit Agreement') provides for a $10,000,000 warehouse line of credit which terminates December 31, 2000, unless terminated earlier by the Company or Sentry upon meeting certain defined conditions. The proceeds of the Revolving Credit Agreement are to be used to originate and acquire Finance Contracts, to pay for loss default insurance premiums, to make deposits to a reserve account with Sentry, and to pay for fees associated with the origination of Finance
Contracts. The Revolving Credit Agreement is collateralized by the Finance Contracts acquired with the outstanding borrowings, and a guarantee by the majority shareholder and an affiliate, wholly owned by the majority shareholder. The Company pays a utilization fee of up to 0.21% per month on the average outstanding balance of the Revolving Credit Agreement. The Revolving Credit Agreement also requires the Company to pay up to 0.62% per quarter on the average unused balance. Interest is payable monthly and accrues at a rate of prime plus 1.75% (10.25% at December 31, 1995). The Revolving Credit Agreement contains certain restrictive covenants, including requirements to maintain a certain minimum net worth, and cash and cash equivalent balances. Under the Revolving Credit Agreement, the Company paid interest of $411,915 for the year ended December 31, 1995.

     Pursuant to the Revolving Credit Agreement, the Company is required to pay a $700,000 warehouse facility fee payable upon the successful securitization of Finance Contracts. The $700,000 is payable in varying amounts after each of the first three securitizations. The Company accrued the $700,000 debt issuance cost upon the first securitization in December 1995, the date the Company determined the liability to be probable in accordance with SFAS No. 5. The $700,000 debt issuance cost is being amortized as interest expense through December 31, 2000, the termination date of the Revolving Credit Agreement, utilizing the effective interest method.

     Effective June 16, 1995, the Company entered into a $25,000,000 Credit Agreement with Nomura Asset Capital Corporation ('Nomura') which allowed for advances to the Company through June 2000 with all outstanding amounts to mature June 2005. Advances outstanding under the facility accrued interest at the three month LIBOR rate plus 6.75% which approximated 12.59% at December 31, 1995. The warehouse facility allowed Nomura to terminate the agreement upon 120 days notice. On October 6, 1995, the Company received notice of Nomura's intent to terminate, and all outstanding advance amounts together with accrued interest were paid by the Company prior to March 31, 1996. No advances under the Credit Agreement were outstanding as of each of the balance sheet dates.

     Effective May 21, 1996 the Company, through its wholly-owned subsidiary AutoBond Funding Corporation II, entered into a $20 million revolving warehouse facility (the 'Revolving Warehouse Facility'), with Peoples Security Life Insurance Company (an affiliate of Providian Capital Management), which expires December 15, 1996. The proceeds from the borrowings under the Revolving Warehouse Facility are to be used to acquire Finance Contracts, to pay credit default

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

insurance premiums and to make deposits to a reserve account. Interest is payable monthly at a per annum rate of LIBOR plus 2.60%. The Revolving Warehouse Facility also requires the Company to pay a monthly fee on the average unused balance of 0.25% per annum. The Revolving Warehouse Facility is collateralized by the Finance Contracts acquired with the outstanding borrowings. The Revolving Warehouse Facility contains certain covenants and representations similar to those in the agreements governing the Company's existing securitizations.

6. NOTES PAYABLE:

     Pursuant  to  the securitization  completed in  December 1995,  the Company entered into a term loan agreement with a finance company to borrow approximately $2,684,000. The loan was collateralized by the Company's Class B Certificate in the Trust as well as the Transferor's Interest in the cash flows of the Trust (see Note 4). The loan accrued interest at 20% per annum payable monthly and principal payments were made based on principal payments received on the Class B Certificates.

     Effective April 8, 1996, the outstanding balance of $2,585,757 was refinanced through a non-recourse term loan entered into with a new finance company. The term loan is collateralized by the Company's Class B Certificates (see Note 4), and matures April 8, 2002. The term loan bears interest at 15% per annum payable monthly. Principal and interest payments on the term loan are paid directly by the Trustee to the finance company and are based on payments required to be made to the Class B Certificateholder pursuant to the Trust. The Company can prepay the term loan in whole or part at any time if the holder seeks to transfer such loan to a third party.

     Effective March 28, 1996, the Company obtained another non-recourse term loan in the amount of $2,059,214 from an institutional investor under similar terms as described in the preceding paragraph. The loan is collateralized by the Class B Certificates issued to the Company pursuant to the March 29, 1996 securitization transaction. The Company may prepay the loan in whole or in part at any time subsequent to March 28, 1997, or any time after receiving notice by the investor of its intent to transfer the loan to a third party. The maturity date of the loan is the earlier of March 28, 2002 or the date that all outstanding principal and accrued interest has been paid by the Trustee or the Company.

     Effective June 27, 1996, the Company obtained a third non-recourse term loan in the amount of $2,066,410 from an institutional investor under similar terms as described in the preceding two paragraphs. The loan is collateralized by the Class B Certificates issued to the Company pursuant to the June 27, 1996 securitization transaction. The Company may prepay the loan in whole or in part at any time subsequent to June 27, 1997, or any time after receiving notice by the investor of its intent to transfer the loan to a third party. The maturity date of the loan is the earlier of April 15, 2002 or the date that all outstanding principal and accrued interest has been paid by the Trustee or the Company.

     During July 1996, a private investment management company entered into a commitment agreement to provide the Company financing collateralized by the senior excess spread interests to be created in the Company's next five proposed securitization transactions. Timing and amount of payments of interest and principal on the loans will correspond to distributions from the securitization trusts on the Class B Certificates. The interest rate on such loans will be 15% per annum, payable monthly and the borrowings will include a 3% origination fee. The commitment is subject to the Company's ability to continue meeting several provisions, including: (1) similarly structured securitization transactions; (2) the absence of rating downgrades and defaults from previous securitizations; and
(3) satisfactory performance reports.

7. REPURCHASE AGREEMENT:

     On December 20, 1995, the Company entered into an agreement to sell certain Finance Contracts totaling $1,061,392 to a finance company, and repurchase such Finance Contracts in January 1996 for an amount equal to the remaining unpaid principal balance plus interest accruing at an annual rate of 19%.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The Company repurchased such Finance Contracts during January 1996 in accordance with the terms of the agreement.

8. SUBORDINATED DEBT:

     Effective March 12, 1996, the Company received proceeds of $300,000 from an individual for a 10% Subordinated Note with a detachable warrant to purchase 18,811 shares of common stock of the Company. The note bears interest at 10% per annum and the principal together with accrued interest is payable on March 12, 1997. The debt is uncollateralized and is subordinate to the other indebtedness and guarantees of the Company. The warrant allows for the purchase of common stock at an exercise price equal to the fair market value as of March 12, 1996, the date of grant. The warrant is exercisable in full or part during the period commencing six months after the effective date of the Company's initial public offering and ending 1.5 years thereafter. Management has determined that the fair value of the warrant at its issuance date was de minimis.

9. INCOME TAXES:

     The provision for income taxes for 1995 consists of a deferred tax provision of $199,000 and no current liability. Due to net losses incurred from inception through December 31, 1994, the Company has no provision in 1994. The reconciliation between the provision for income taxes and the amounts that would result from applying the Federal statutory rate is as follows:

                                                            PERIOD FROM
                                                          AUGUST 1, 1994
                                                        (INCEPTION) THROUGH     YEAR ENDED     SIX MONTHS
                                                           DECEMBER 31,        DECEMBER 31,    ENDED JUNE
                                                               1994                1995         30, 1996
                                                        -------------------    ------------    ----------

Federal tax at statutory rate of 34%.................        $(185,000)         $  365,000     $1,019,000
Nondeductible expenses...............................            2,000              17,000          1,000
Change in valuation allowance........................          183,000            (183,000)            --
                                                        -------------------    ------------    ----------
     Provision for income taxes......................        $      --          $  199,000     $1,020,000
                                                        -------------------    ------------    ----------
                                                        -------------------    ------------    ----------

     Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's net deferred tax liability are as follows:

                                                                                 DECEMBER 31,
                                                                            -----------------------     JUNE 30,
                                                                              1994          1995          1996
                                                                            ---------    ----------    ----------

Deferred Tax Assets:
     Allowance for credit losses.........................................   $  15,000    $   32,000    $   53,000
     Other...............................................................          --       116,000       266,000
     Net operating loss..................................................     168,000     1,042,000     1,498,000
                                                                            ---------    ----------    ----------
     Gross deferred tax assets...........................................     183,000     1,190,000     1,817,000
                                                                            ---------    ----------    ----------
Deferred Tax Liability --
     Gain on securitizations.............................................          --     1,389,000     2,986,000
                                                                            ---------    ----------    ----------
Net temporary differences................................................     183,000      (199,000)   (1,169,000)
Valuation allowance......................................................    (183,000)           --            --
                                                                            ---------    ----------    ----------
          Net deferred tax liability.....................................   $       0    $  199,000    $1,169,000
                                                                            ---------    ----------    ----------
                                                                            ---------    ----------    ----------

     At December 31, 1995, the Company had a net operating loss carryforward of $3,067,000 which will expire beginning in fiscal year 2009. The 1994 net operating loss carryforward was reserved in full at

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 1994 due to the uncertainty of realization of the deferred asset. In 1995, the valuation allowance was reversed to reflect the estimated realizability of the operating loss carryforwards.

10. EARNINGS PER SHARE

     The following table reconciles the number of common shares shown as outstanding on the balance sheet with the number of common and common equivalent shares used in computing primary earnings per share as follows:

                                                                     PERIOD FROM
                                                                    AUGUST 1, 1994                       SIX MONTHS
                                                                     (INCEPTION)         YEAR ENDED        ENDED
                                                                       THROUGH          DECEMBER 31,      JUNE 30,
                                                                  DECEMBER 31, 1994         1995            1996
                                                                  ------------------    ------------    ------------

Common shares outstanding........................................      5,118,753          5,118,753       5,687,500
Effect of using weighted common and common equivalent shares
  outstanding....................................................                            71,406          (7,113)
Effect of shares issuable to warrant holder......................                                            17,980
                                                                  ------------------    ------------    ------------
Shares used in computing primary earnings per share..............      5,118,753          5,190,159       5,698,367
                                                                  ------------------    ------------    ------------
                                                                  ------------------    ------------    ------------

11. STOCKHOLDERS' EQUITY

     Effective May 30, 1996, the Board of Directors adopted Restated Articles of Incorporation which authorized 25,000,000 shares of no par value common stock and 5,000,000 shares of no par value preferred stock.

12. RELATED PARTY TRANSACTIONS:

     The Company shares certain general and administrative expenses with AutoBond, Inc. ('ABI'), which was founded and is 100% owned by the Chief Executive Officer ('CEO') of the Company. The CEO owns 67.5% of the Company. Each entity is allocated expenses based on a proportional cost method, whereby payroll costs are allocated based on management's review of each individual's responsibilities, and costs related to office space and equipment rentals are based on managements' best estimate of usage during the year. Miscellaneous expenses are allocated based on the specific purposes for which each expense relates. Management believes the methods used to allocate the general and administrative expenses shared with ABI are reasonable, and that the expenses reported in the financial statements after the ABI allocations approximate the expenses that would have been incurred on a stand-alone entity basis. Total expenses allocated to the Company from ABI amounted to approximately $441,000 for the period from August 1, 1994 (inception) to December 31, 1994 and $2,163,000 for the year ended December 31, 1995. Additionally, neither the Company nor any of its affiliates have paid any compensation to its CEO during any of the periods presented herein; however, management of the Company expects to commence compensation payments to the CEO during the latter half of 1996 (see
Note 13). The Company estimates that a reasonable amount of compensation to pay the CEO on a stand-alone entity basis would approximate $40,000 and $100,000 for the five months ended December 31, 1994 and the year ended December 31, 1995, respectively.


     The Company has advanced approximately $132,000 and $305,000 as of December 31, 1995 and June 30, 1996, respectively, to William Winsauer, CEO and majority shareholder of the Company, and approximately $21,000 and $131,000 as of December 31, 1995 and June 30, 1996 to John Winsauer, a significant shareholder of the Company. The advances are non-interest bearing amounts that have no repayment terms and have been shown as a reduction of shareholders' equity. These Selling Shareholders have agreed to use the net proceeds to be received by them from the initial public offering to repay such outstanding balances in full.

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company and ABI entered into a management agreement dated as of January 1, 1996 (the 'ABI Management Agreement') which provides for repayment by ABI of $141,090 of advances outstanding as of the effective date in the form of an uncollateralized note. The note matures on May 31, 1998 and bears interest at 10% payable at maturity. The Management Agreement requires ABI to pay an annual fee of $50,000 to the Company for services rendered by it or the Company's employees on behalf of ABI as follows: (i) monitoring the performance of certain partnership interests owned by ABI and its sole shareholder, (ii) certain cash management services, including the advancing of funds to pay ABI's ordinary business expenses and (iii) providing advice as to regulatory compliance. The ABI Management Agreement also provides that the Company will perform certain accounting functions on behalf of ABI including (i) maintenance of financial books and records, (ii) monitoring of cash management functions, (iii) preparation of financial statements and tax returns and (iv) providing advice in connection with retention of independent accountants. The ABI Management Agreement further provides for the reimbursement of advances made by the Company for out-of-pocket costs and expenses incurred on behalf of ABI.

13. EMPLOYMENT AGREEMENTS:

     During 1995 and 1996, the Company entered into three-year employment agreements with three officers of the Company. One employment agreement is dated November 15, 1995 and is effective from such date through November 15, 1998. This agreement is automatically extended unless the Company gives six months notice of its intent not to extend the terms of the agreement.

     The agreement provides for a minimum monthly salary of $12,500, together with shares of the Company's common stock, issuable January 1, 1996, equal to 10% of the outstanding shares after giving effect to the shares issued to the employee. Half of such issued shares are not subject to forfeiture whereas the remaining 50% are subject to forfeiture. Equal amounts of the forfeitable shares bear no risk of forfeiture upon the officer remaining employed as of November 15, 1996 and November 15, 1997, respectively.

     The Company valued the shares to be issued January 1, 1996 based on an independent appraisal of the Company as of November 15, 1995, the measurement date, and recorded an increase to additional paid-in capital and deferred compensation of $138,500. Deferred compensation is amortized on a straight-line basis over the two forfeiture periods ending November 15, 1997 resulting in compensation expense of $75,742 and $25,768 for the year ended December 31, 1995 and the six-month period ended June 30, 1996.

     The second employment agreement is dated February 15, 1996 and is effective from such date through February 15, 1997. This agreement provides for a minimum monthly salary of $15,000 and further provides for a $90,000 bonus in the event the Company successfully completes an initial public offering prior to February 28, 1997. Additionally, the officer is entitled to receive a performance bonus in the event the Company meets certain sales and income targets as defined in the agreement, and is limited to $90,000 annually. If the officer is terminated prior to February 15, 1997 for any reason other than a discharge by the Company for cause or termination initiated by the officer, then the remaining portion of the first year salary becomes immediately due and payable to the officer or his beneficiary.

     The third employment agreement is dated May 31, 1996, and is effective from such date for five years. The agreement provides for compensation at a base salary of $240,000 per annum, which may be increased and may be decreased to an amount of not less than $240,000, at the discretion of the Board of Directors. The agreement entitles the chief executive officer to receive the benefits of any cash incentive compensation as may be granted by the Board to employees, and to participate in any executive bonus or incentive plan established by the Board of Directors.

     The agreement provides the officer with additional benefits including (i) the right to participate in the Company's medical benefit plan, (ii) entitlement to benefits under the Company's executive

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

disability insurance coverage, (iii) a monthly automobile allowance of $1,500 together with maintenance and insurance, (iv) six weeks paid vacation and (v) all other benefits granted to full-time executive employees of the Company.

     The agreement automatically terminates upon  (i) the death of the  officer,
(ii) disability of the officer for six continuous months together with the likelihood that the officer will be unable to perform his duties for the following continuous six months, as determined by the Board of Directors, (iii) termination of the officer 'for cause' (which termination requires the vote of a majority of the Board) or (iv) the occurrence of the five-year expiration date provided, however, the agreement may be extended for successive one-year intervals unless either party elects to terminate the agreement in a prior written notice. The officer may terminate his employment for 'good reason' as defined in the agreement. In the event of the officer's termination for cause, the agreement provides that the Company shall pay the officer his base salary through the date of termination and the vested portion of any incentive compensation plan to which the officer may be entitled.

     Other than following a change in control, if the Company terminates the officer in breach of the agreement, or if the officer terminates his employment for good reason, the Company must pay the officer: (i) his base salary through the date of termination; (ii) a severance payment equal to the base salary multiplied by the number of years remaining under the agreement; and (iii) in the case of breach by the Company of the agreement, all other damages to which the officer may be entitled as a result of such breach, including lost benefits under retirement and incentive plans.

     In the event of the officer's termination following a change in control, the Company is required to pay the officer an amount equal to three times the sum of (i) his base salary, (ii) his annual management incentive compensation and (iii) his planned level of annual perquisites. The agreement also provides for indemnification of the officer for any costs or liabilities incurred by the officer in connection with his employment.

14. COMMITMENTS AND CONTINGENCIES:

     An affiliate of the Company leases office space, furniture, fixtures and equipment under operating leases and allocates a significant portion of such costs to the Company based on estimated usage (see Note 12). The affiliate reports such leases as operating leases. Total rent expense allocated to the Company under all operating leases was approximately $61,000 and $351,000 in 1994 and 1995, respectively.

     The  aggregate  minimum  rental  commitments  of  the  affiliate  for   all
non-cancelable operating leases with initial or remaining terms of more than one year are as follows:

YEAR ENDING
-----------
  1996........................................................   $382,888
  1997........................................................    378,488
  1998........................................................    154,250

     The Company guaranteed a working capital line entered into by the Company's majority shareholder. Total borrowings of $2,250,000 under such line of credit were contributed to the Company as additional paid-in capital during the year ended December 31, 1995. The indebtedness of the majority shareholder is repaid from and collateralized by a portion of cash flows from Finance Contracts underlying certain securitization transactions completed by the majority shareholder and affiliates owned by the majority shareholder. The outstanding balance guaranteed by the Company at December 31, 1995 was approximately $2,000,000. All amounts outstanding under the working capital line, if any, are expected to be repaid from the sale of a portion of the majority shareholder's common stock upon successful completion by the Company of an initial public offering. In April 1996, the Company made a payment of $89,000 as a principal reduction in the working capital line to bring the outstanding balance

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

to the maximum permitted outstanding amount as of March 31, 1996. Effective September 26, 1996 the Company was released from its guarantee of the shareholder's debt.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     During 1995, the Company adopted SFAS No. 107, 'Disclosures about Fair Value of Financial Instruments' which requires disclosure of fair value of information for financial instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value because of the short maturity of those investments.

NOTE PAYABLE, REVOLVING CREDIT BORROWINGS AND REPURCHASE AGREEMENT

     The fair value of the Company's debt is estimated based upon the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities and characteristics. The revolving credit lines are variable rate loans, resulting in a fair value that approximates carrying cost at December 31, 1995. Additionally, due to the December borrowing date, the note payable and repurchase agreement fair values approximate cost at December 31, 1995.

FINANCE CONTRACTS HELD FOR SALE

     The fair value of Finance Contracts held for sale is based on the estimated proceeds expected on securitization of the Finance Contracts held for sale.

EXCESS SERVICING RECEIVABLE

     The fair value is determined based on discounted future net cash flows utilizing a discount rate that market participants would use for financial instruments with similar risks. Due to the nature of this financial instrument and the recent securitization transaction date, the carrying amount approximates fair value.

     The estimated fair values of the Company's financial instruments at December 31, 1995 are as follows:

                                                                      CARRYING        FAIR
                                                                       AMOUNT        VALUE
                                                                     ----------    ----------
Cash and cash equivalents.........................................   $   92,660    $   92,660
Finance Contracts held for sale, net..............................    3,354,821     3,354,821
Repossessed assets held for sale, net.............................      673,746       673,746
Class B Certificates..............................................    2,834,502     2,834,502
Excess servicing receivable.......................................      846,526       846,526
Note payable......................................................    2,674,597     2,674,597
Revolving credit borrowings.......................................    1,150,421     1,150,421
Repurchase agreement..............................................    1,061,392     1,061,392

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

__________________________________             _________________________________

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ANY UNDERWRITER OR THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS TO WHICH INFORMATION IS FURNISHED.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                                                      PAGE
                                                                                                                      ----
Prospectus Summary.................................................................................................      3
Risk Factors.......................................................................................................      8
Use of Proceeds....................................................................................................     16
Dividend Policy....................................................................................................     16
Dilution...........................................................................................................     17
Capitalization.....................................................................................................     18
Selected Consolidated Financial and Operating Data.................................................................     19
Management's Discussion and Analysis of Financial Condition and Results of Operations..............................     21
Business...........................................................................................................     33
Management.........................................................................................................     49
Certain Transactions...............................................................................................     57
Principal and Selling Shareholders.................................................................................     58
Description of Capital Stock.......................................................................................     59
Shares Eligible for Future Sale....................................................................................     62
Underwriting.......................................................................................................     63
Legal Matters......................................................................................................     64
Experts............................................................................................................     65
Change in Accountants..............................................................................................     65
Additional Information.............................................................................................     65
Index to Consolidated Financial Statements.........................................................................    F-1



                            ------------------------
  UNTIL DECEMBER 3, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                1,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                             THE BOSTON GROUP, L.P.


                                NOVEMBER 8, 1996


__________________________________             _________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the offering described in this registration statement will be as follows:


Securities and Exchange Commission registration fee.............................   $   10,182
NASD filing fee.................................................................        3,453
Printing expenses...............................................................      175,000
Accounting fees and expenses....................................................      425,000
Legal fees and expenses.........................................................      500,000*
Nasdaq listing fees.............................................................       35,000*
Fees and expenses (including legal fees) for qualifications under state
  securities laws...............................................................       15,000*
Transfer agent's fees and expenses..............................................        3,500*
Miscellaneous...................................................................      232,865
                                                                                   ----------
Total...........................................................................   $1,400,000
                                                                                   ----------
                                                                                   ----------


------------

*  Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 2.02-1 of the Texas Business Corporation Act provides:

             1. A corporation may indemnify any officer or director from and against any judgments, penalties, fines, settlements, and reasonable expenses actually incurred by him in an action, suit, investigation or other proceeding to which he is, was, or is threatened to be a party; provided that it is determined by the Board of Directors, a committee thereof, special legal counsel, or a majority of the stockholders that such officer or director:
        (a) conducted himself in good faith; (b) (i) in the case of his conduct as a director of the corporation, reasonably believed that his conduct was in the best interest of the corporation or
        (ii) in all other cases, that his conduct was at least not opposed to the corporation's interest; and (c) in a criminal case, had no reasonable cause to believe his conduct was unlawful. In matters as to which the officer or director is found liable to the corporation or is found liable on the basis that a personal benefit was improperly received by him, such indemnity is limited to the reasonable expenses actually incurred. No indemnification is permitted with respect to any proceeding in which the officer or director is found liable for willful or intentional misconduct in the performance of his duty to the corporation.

             2. A corporation shall indemnify an officer or director against reasonable expenses incurred by him in connection with an action, suit, investigation, or other proceeding to which he is, was, or was threatened to be a party if he has been wholly successful in its defense.

             3. A corporation may advance an officer or director the reasonable costs of defending an action, suit, investigation or other proceeding in certain cases.

             4. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

     The Company's Articles of Incorporation provide that the Company will indemnify its directors and officers to the fullest extent permitted by law.

     The Company is in the process of procuring directors' and officers' liability insurance in the amount of $5 million.


     Section 9 of the Underwriting Agreement (contained in Exhibit 1.1 hereto) provides for indemnification by the Underwriters of directors and officers of the Company against certain liabilities, including liabilities under the Securities Act of 1933, under certain circumstances.



     See 'Item 17. Undertakings' for a description of the Securities and Exchange Commission's position regarding such indemnification provisions.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In December 1995, March 1996, June 1996 and September 1996 the Company's four securitization subsidiaries issued approximately $26.2 million, $16.6 million, $17.8 million and $22.3 million, respectively, in Class A investor Certificates, in each case evidencing an undivided interest in a pool of finance contracts with an initial aggregate unpaid principal balance equal to the initial principal balance of such Class A Certificates. Each of the outstanding Class A Certificates received a rating upon issuance of 'A' from Fitch and 'A3' from Moody's. The certificates issued in the December 1995, March 1996, June 1996 and September 1996 securitizations have final maturity dates of October 15, 2001, January 15, 2002, April 15, 2002 and July 15, 2002, respectively. In each case, the Class A Certificates were privately placed with sophisticated institutional investors pursuant to Section 4(2) of the Securities Act of 1933, as amended (the 'Securities Act'). The Company has financed on a non-recourse basis approximately 80% of the retained excess spread from each of the 1995 and 1996 securitizations with sophisticated institutional investors.

     In  March  1996, the  Company  issued to  a  private investor,  pursuant to
Section 4(2) of the Securities Act, a Subordinated Note (the 'Subordinated Note') in the amount of $300,000 and a Warrant (the 'Warrant') for the purchase of 18,811 shares of Common Stock. The payment obligations of the Company under the Subordinated Note are subordinated to all other indebtedness of the Company that is not specifically designated as subordinate to the Subordinated Note. The Subordinated Note carries a per annum interest rate equal to 10% and has a final maturity date of March 12, 1997.

     The Warrant entitles the holder, upon exercise thereof, to purchase from the Company shares of its Common Stock, at a price per share equal to the fair market value of the Common Stock as of the date of grant. The exercise price per share may deviate from the initial public offering price over time as certain adjustments may be made to the number of shares constituting a purchasable 'share' resulting from stock splits, issuance of additional Common Stock, issuance of additional warrants or other rights or issuance of securities convertible into Common Stock by the Company. The Warrant provides the holder with certain registration rights that arise upon the Company's proposal to register, subsequent to its initial public offering, the Common Stock for sale to the public under the Securities Act.

     In November 1995, the Company agreed to issue, pursuant to Section 4(2) of the Securities Act, to Adrian Katz 568,750 shares of Common Stock in consideration for current and future services. Such shares were issued in January 1996.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


 1.1     -- Underwriting Agreement
 1.2     -- Form of Representative's Warrants
3.1`D'   -- Restated Articles of Incorporation of the Company
3.2`D'   -- Amended and Restated Bylaws of the Company
 4.1     -- Specimen Common Stock Certificate
 5.1     -- Opinions of Dewey Ballantine and Butler & Binion, L.L.P.
10.1`D'  -- Amended and Restated Loan Origination, Sale and Contribution Agreement dated as of December 15, 1995 by and between the Company and AutoBond Funding Corporation I

10.2`D'  -- Security Agreement dated as of May 21, 1996 among AutoBond Funding Corporation II, the Company and
            Norwest Bank Minnesota, National Association
10.3     -- Credit Agreement and Side Agreement, dated as of May 21, 1996 among AutoBond Funding Corporation II, the
            Company and Peoples Life Insurance Company
10.4`D'  -- Servicing Agreement dated as of May 21, 1996 among AutoBond Funding Corporation II, CSC Logic/MSA
            L.L.P., doing business as 'Loan Servicing Enterprise', the Company and Norwest Bank Minnesota, National
            Association
10.5`D'  -- Loan Acquisition Sale and Contribution Agreement dated as of May 21, 1996 by and between the Company and
            AutoBond Funding Corporation II
10.6`D'  -- Second Amended and Restated Secured Revolving Credit Agreement dated as of July 31, 1995 between Sentry
            Financial Corporation and the Company
10.7`D'  -- Management Administration and Services Agreement dated as of January 1, 1996 between the Company and
            AutoBond, Inc.
10.8`D'  -- Employment Agreement dated November 15, 1995 between Adrian Katz and the Company
10.9`D'  -- Employment Agreement dated February 15, 1996 between Charles A. Pond and the Company
10.10`D' -- Employment Agreement effective as of May 1, 1996 between William O. Winsauer and the Company
10.11`D' -- Vender's Comprehensive Single Interest Insurance Policy and Endorsements, issued by Interstate Fire &
            Casualty Company
10.12`D' -- Warrant to Purchase Common Stock of the Company dated March 12, 1996
10.13    -- Employee Stock Option Plan
10.14`D' -- Dealer Agreement, dated November 9, 1994, between the Company and Charlie Thomas Ford, Inc.
10.15    -- Automobile Loan Sale Agreement, dated as of September 30, 1996, among the Company, First Fidelity
            Acceptance Corp., and Greenwich Capital Financial Products, Inc.
16.1`D'  -- Change in certifying accountant's letter
21.1`D'  -- Subsidiaries of the Company
23.1     -- Consent of Coopers & Lybrand L.L.P.
23.2     -- Consent of Dewey Ballantine (contained in Exhibit 5.1)
23.3     -- Consents of Director Designees
24.1`D'  -- Power of Attorney (included on signature page of Registration Statement)
27.1`D'  -- Financial Data Schedule


------------



`D'  Previously Filed

     (b) Financial Statement Schedules:

     The following schedules are filed as part of this Registration Statement and are filed herewith:

          Schedule II Valuation and Qualifying Accounts

          Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 8, 1996.


                                          AUTOBOND ACCEPTANCE CORPORATION

                                          By:       /s/ WILLIAM O. WINSAUER
                                             ...................................
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER


     Pursuant  to  the  requirements  of  the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacity indicated on November 8, 1996.


                SIGNATURE                                                   TITLE
------------------------------------------  ---------------------------------------------------------------------
      By:   /s/ WILLIAM O. WINSAUER         Chairman of the Board, Chief Executive Officer and Director
 .........................................    (Principal Executive Officer)
          (WILLIAM O. WINSAUER)

                    *                       Vice Chairman of the Board, Chief Operating Officer and Director
 .........................................
              (ADRIAN KATZ)

                    *                       Vice President and Director
 .........................................
            (JOHN S. WINSAUER)

                    *                       Chief Financial Officer (Principal Financial and Accounting Officer)
 .........................................
            (WILLIAM J. STAHL)

                                          *By:      /s/ WILLIAM O. WINSAUER
                                              ..................................
                                                    (WILLIAM O. WINSAUER
                                                    AS ATTORNEY-IN-FACT)

                        AUTOBOND ACCEPTANCE CORPORATION
               INDEX TO CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

                                                                                                              PAGE
                                                                                                              ----
Report of Independent Accountants..........................................................................    S-2

Schedule II -- Valuation and Qualifying Accounts...........................................................    S-3

     All other consolidated financial statement schedules not listed have been omitted since the required information is either included in the consolidated financial statements and the notes thereto or is not applicable or required.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
AUTOBOND ACCEPTANCE CORPORATION

     Our report on the consolidated financial statements of AutoBond Acceptance Corporation and Subsidiaries as of December 31, 1995 and 1994 and for the period from August 1, 1994 (inception) to December 31, 1994 and for the year ended December 31, 1995, is included on page F-2 of this Registration Statement. In connection with our audits of such consolidated financial statements, we have also audited the related consolidated financial statement schedule listed on the index on page S-1 of this Registration Statement.

     In our opinion, the consolidated financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.
Austin, Texas
May 1, 1996

                                                                     SCHEDULE II

                AUTOBOND ACCEPTANCE CORPORATION AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS

                                                                             ADDITIONS
                                                            BALANCE          CHARGED TO                      BALANCE
                                                          AT BEGINNING       COSTS AND                       AT END
                                                           OF PERIOD          EXPENSES        DEDUCTIONS    OF PERIOD
                                                          ------------    ----------------    ----------    ---------

Allowance for Credit Losses:
     Period from August 1, 1994
       (Inception) to December 31, 1994................     $     --          $ 45,000         $     --      $45,000
     Year ended December 31, 1995......................     $ 45,000          $ 48,702         $     --      $93,702

                               INDEX TO EXHIBITS


                                                                                                        SEQUENTIALLY
    EXHIBIT                                                                                               NUMBERED
    NUMBER                                    DESCRIPTION OF EXHIBIT                                        PAGE
    ------   ----------------------------------------------------------------------------------------   ------------
     1.1     -- Underwriting Agreement
     1.2     -- Form of Representative's Warrants
    3.1`D'   -- Restated Articles of Incorporation of the Company
    3.2`D'   -- Amended and Restated Bylaws of the Company
     4.1     -- Specimen Common Stock Certificate
     5.1     -- Opinions of Dewey Ballantine and Butler & Binion, L.L.P.
    10.1`D'  -- Amended  and Restated Loan  Origination, Sale and Contribution  Agreement dated as of
                December 15, 1995 by and between the Company and AutoBond Funding Corporation I
    10.2`D'  -- Security Agreement dated as  of May 21, 1996  among AutoBond Funding Corporation  II, the Company and Norwest Bank Minnesota, National Association
    10.3     -- Credit  Agreement and Side Agreement, dated as of May 21, 1996 among AutoBond Funding
                Corporation II, the Company and Peoples Life Insurance Company
    10.4`D'  -- Servicing Agreement dated as of May  21, 1996 among AutoBond Funding Corporation  II,
                CSC Logic/MSA L.L.P., doing business as  'Loan Servicing Enterprise', the Company and
                Norwest Bank Minnesota, National Association
    10.5`D'  -- Loan Acquisition  Sale and Contribution  Agreement dated as  of May 21,  1996 by  and between the Company and AutoBond Funding Corporation II
    10.6`D'  -- Second  Amended and Restated Secured Revolving  Credit Agreement dated as of July 31,
                1995 between Sentry Financial Corporation and the Company
    10.7`D'  -- Management Administration and Services Agreement dated as of January 1, 1996  between the Company and AutoBond, Inc.
    10.8`D'  -- Employment Agreement dated November 15, 1995 between Adrian Katz and the Company
    10.9`D'  -- Employment Agreement dated February 15, 1996 between Charles A. Pond and the Company
    10.10`D' -- Employment  Agreement effective as of May 1, 1996 between William O. Winsauer and the
                Company
    10.11`D' -- Vender's Comprehensive Single Interest  Insurance Policy and Endorsements, issued  by
                Interstate Fire & Casualty Company
    10.12`D' -- Warrant to Purchase Common Stock of the Company dated March 12, 1996
    10.13    -- Employee Stock Option Plan
    10.14`D' -- Dealer  Agreement,  dated November  9, 1994, between  the Company  and Charlie Thomas
                Ford, Inc.
    10.15    -- Automobile Loan Sale Agreement,  dated as of September  30, 1996, among the  Company,
                First Fidelity Acceptance Corp., and Greenwich Capital Financial Products, Inc.
    16.1`D'  -- Change in certifying accountant's letter
    21.1`D'  -- Subsidiaries of the Company
    23.1     -- Consent of Coopers & Lybrand L.L.P.
    23.2     -- Consent of Dewey Ballantine (contained in Exhibit 5.1)
    23.3     -- Consents of Director Designees
    24.1`D'  -- Power of Attorney (included on signature page of Registration Statement)
    27.1`D'  -- Financial Data Schedule


------------



`D'  Previously Filed





                              STATEMENT OF DIFFERENCES
                              ------------------------

The dagger symbol shall be expressed as `D'